UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: March 31, 2008	By:	/s/ Mark D’Souza
	Name:	Mr. Mark D’Souza
	Title:	Senior Vice-President and Chief Financial Officer

TABLE OF CONTENTS

Exhibits
99.1	Labopharm Inc. 2007 Annual Report

99.2	Labopharm Inc. Information Circular dated March 12, 2008

99.3	Notice of Annual Meeting of Shareholders dated March 12, 2008

99.4	Form of Proxy – Annual Meeting to be held on May 8, 2008

99.5	Voting Instruction Form

99.6	Form 52-109FI Certification of Annual Filings

99.7	Form 52-109FI Certification of Annual Filings

Exhibit 99.1

LEVERAGING
OUR KNOW-HOW

2007 PROGRESS REPORT

labopharm

WHAT IF

AN ANALGESIC COULD CAPTURE MORE THAN 15% MARKET SHARE JUST TWELVE MONTHS AFTER LAUNCH?

ONCE-DAILY TRAMADOL
ONCE-DAILY TRAMADOL
ONCE-DAILY TRAMADOL

This annual report contains forward-looking statements within the meaning of certain securities laws. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. Additional information about these factors can be found under "Other Risks and Uncertainties" on pages 46, 47 and 48.

ONCE-DAILY TRAMADOL
ONCE-DAILY TRAMADOL

This is what our once-daily tramadol product achieved in Spain, just one of 10 countries in which our product is now being sold. Market penetration continues to increase in those markets in which our product has been launched, while our partners around the world continue to roll out our product in additional markets. As a result, our 2007 product sales grew 70% compared to the prior year and we anticipate launches in 10 to 20 additional markets in 2008.

WHAT IF

ONE OF THE SIDE EFFECTS OF AN ANTIDEPRESSANT COULD BE LEVERAGED TO DEVELOP A PRODUCT THAT IS UNIQUELY BENEFICIAL FOR PATIENTS?

ONCE-DAILY TRAZODONE
ONCE-DAILY TRAZODONE
ONCE-DAILY TRAZODONE

Trazodone's sedative properties may offer a clinical benefit in depressed patients who have agitation or poor sleep quality associated with their depression. Our once-daily trazodone formulation is designed to leverage these properties and the Phase III clinical trial for our formulation not only demonstrated its efficacy as an antidepressant, but also its ability to significantly improve patients' overall quality of sleep.

ONCE-DAILY TRAZODONE
ONCE-DAILY TRAZODONE
ONCE-DAILY TRAZODONE

WHAT IF

ONE COMPANY COULD LEVERAGE TWO COMPLEMENTARY DRUG DELIVERY TECHNOLOGIES TO OPTIMIZE THE PERFORMANCE OF A VARIETY OF EXISTING DRUGS?

IMPROVED FORMULATION OF PROPOFOL
MISUSE PREVENTION PLATFORM
TWICE-DAILY TRAMADOL-ACETAMINOPHEN
TWICE-DAILY ACETAMINOPHEN
SN-38

Once- and twice-daily dosing regimens, enhanced efficacy, improved side-effect profiles and better administration of poorly bioavailable drugs – our Contramid® and PNDS™ drug delivery technologies have the potential to optimize the performance of a broad spectrum of therapeutics to address unmet patient needs. Our goal is to leverage our proprietary technologies and proven capabilities to build upon the successful global commercialization of our once-daily tramadol product by advancing multiple novel products into the marketplace.

WE ARE

RESPONDING TO PATIENT NEEDS WORLDWIDE.

UWE ERBRICH
Vice-President, Global Quality Assurance
LYNDA P.S. COVELLO
General Counsel and Corporate Secretary
MARK A. D'SOUZA
Senior Vice-President and Chief Financial Officer
JAMES R. HOWARD-TRIPP
President and Chief Executive Officer
DAMON C. SMITH
Senior Vice-President, Research and Development

8 MESSAGE TO SHAREHOLDERS
11 ACHIEVEMENTS
12 ROBUST PIPELINE
14 ONCE-DAILY TRAMADOL
20 ONCE-DAILY TRAZODONE
22 PIPELINE OPPORTUNITIES
26 CORPORATE SOCIAL RESPONSIBILITY
27 FINANCIAL SECTION
81 DIRECTORS & OFFICERS
82 GENERAL INFORMATION

SYLVIE BOUCHARD
Senior Vice-President and Chief Medical Officer
GREGORY M.C. ORLESKI
Vice-President, Business Development
ANNIE GINGRAS
Vice-President, Project Management
ANTHONY C. PLAYLE
Managing Director, Labopharm Europe Limited
MARY ANNE HEINO
President, Labopharm USA, Inc.

Every day, millions of people around the world are using drugs that could benefit from improved delivery. We are building a leading global specialty pharmaceutical company with the capability of developing and commercializing therapeutics that address the shortcomings of many of these drugs. As a result, more and more patients have the opportunity to benefit from the optimized performance that our products can provide.

MESSAGE TO SHAREHOLDERS

Fellow shareholders:

Our focus on both the commercialization of our once-daily tramadol product and the development of our pipeline have firmly positioned Labopharm for future success. While we have been frustrated by challenges in our pursuit of regulatory approval for our once-daily formulation of tramadol in the United States, the roll out of our product throughout the rest of the world is well underway, with our product now on the market in 10 countries, including the five largest markets in Europe. The potential for once-daily tramadol, however, extends far beyond our first 10 launches. In pursuit of commercialization globally, we are continuing to secure regulatory approval for our product in key markets around the world and have established marketing partnerships for more than 50 countries in addition to those in which we have already launched. We have also made strong progress in advancing the product candidates in our robust pipeline towards commercialization. As a result, in addition to continuing to extend the commercialization of our once-daily tramadol product, we are well positioned to achieve a number of value-driving milestones from our pipeline in fiscal 2008.

ONCE-DAILY TRAMADOL: BUILDING ON OUR BROAD EUROPEAN LAUNCH

Launched in countries representing more than 80% of the European tramadol market, our once-daily product is building increased momentum in Europe. Spain stands as a testament to the true potential of our product, and has captured more than 15% of that country’s tramadol market in just 12 months following launch. In France, Germany and other key markets, penetration rates for our product are favourably trending. Moreover, based on the most recent monthly data, our product accounted for 39% of the total standard unit sales of once-daily products in the five largest European markets. While still representing a relatively small proportion of all tramadol sales, the market for once-daily products is growing. Earlier this year, we added Poland to the list of countries in which our product is being sold and we expect that additional launches and continued market penetration will be reflected meaningfully in our sales results.

The opportunity for our product in Europe should not be underestimated. The value of the European tramadol market has surpassed that of the United States and usage is growing at a higher rate. With regulatory approvals and marketing partnerships in place for the vast majority of the existing European market, and a competitive once-daily offering that is steadily gaining market share, we are well positioned to capitalize on this growth.

The opportunity for once-daily tramadol extends far beyond Europe’s borders. Last September, we saw our product’s first launch outside Europe with its introduction in Canada. Within its first three months of use in Canada, our product had already captured 9% of the tramadol prescription market, which in itself is experiencing strong growth. In other key markets such as South Korea and Australia, we have been approved for sale and are preparing to launch. This, however, is just the beginning. Our global commercialization plan for once-daily tramadol targets more than 65 markets and we are focused on continuing to establish the distribution channels and obtaining the marketing authorizations to support the launch of our product in these countries.

STEADFAST PURSUIT OF U.S. APPROVAL

Regulatory approval of our formulation in the United States remains one of our top priorities. We are continuing our appeal of the Food and

8  |  LABOPHARM 2007 ANNUAL REPORT

MESSAGE TO SHAREHOLDERS

“Our focus on both the continued commercialization of our once-daily tramadol product and the advancement of the multiple opportunities in our robust pipeline have firmly positioned Labopharm for future success. In addition to continuing to extend the commercialization of our once-daily tramadol product, we are poised to achieve a number of value-driving milestones across our pipeline in fiscal 2008 as we pursue our goal of advancing multiple products into the marketplace.”

Drug Administration’s decision in its Approvable Letter through the Agency’s own Formal Dispute Resolution process towards expeditiously resolving the matter and are encouraged by our progress. In its most recent correspondence, although the FDA did not overturn its decision, it did suggest that additional statistical analysis of existing data, different from that previously requested, may be a means by which to satisfy its requirements. We are conducting the additional statistical analysis as suggested by the Agency.

ONCE-DAILY TRAZODONE: POSITIVE PHASE III RESULTS

Our once-daily formulation of the antidepressant trazodone addresses another large market opportunity – one that is even larger than we originally anticipated. More than 121 million people worldwide suffer from depression. Sales of anti-depressants in 2007 in the U.S. alone were more than US$12 billion, a figure that is expected to continue to grow due to anticipated increases in the rates of both diagnosis and treatment. One of the foremost challenges in the prescribing of antidepressants is patients discontinuing their medication as a result of slow onset of action or the inducement of sleep disturbance and agitation.

We believe that our once-daily formulation of trazodone has the potential to fill a void in the anti-depressant landscape. By controlling the blood concentration levels using our controlled release technology, we not only offer an efficacious treatment option with the convenience of once-daily dosing, but also one that improves quality of sleep and addresses agitation, reducing the need for adjunctive therapies. Our 400-plus patient North American Phase III clinical trial comparing the efficacy and safety of our formulation to placebo in patients with major unipolar depressive disorder supports our hypothesis. Not only did the study achieve its primary endpoint, demonstrating the efficacy of our product, it confirmed the ability of our formulation to significantly improve the overall quality of sleep, marked by significantly less awakening at night. We are now preparing our New Drug Application, which we expect to submit to the FDA during 2008. If approved, we could see our product launched in the U.S. market in 2009.

ROBUST PIPELINE: MULTIPLE NEAR-TERM OPPORTUNITIES

We are leveraging the knowledge and experience we have gained through the development of our once-daily tramadol product to develop a series of follow-on products based on both our Contramid® and our polymeric, nano-delivery systems, or PNDS™, technologies. In 2007, we announced the formalization of three additional programs.

We are pursuing development of a series of products that combine tramadol with other active ingredients. The first of these is a twice-daily formulation of tramadol and acetaminophen for the immediate and sustained relief of moderate pain. The currently marketed tramadol-acetaminophen product must be administered at least four to six times a day. Based on positive pharmacokinetic studies, in March of this year we initiated a Phase III clinical trial. A positive outcome for this trial could result in regulatory submissions next year.

We are also developing a platform for the controlled release of high potency drugs intended to minimize the potential for unintentional misuse and/or abuse – a significant and growing problem with many once-daily and other strong medications. Due to

LABOPHARM 2007 ANNUAL REPORT  |  9

MESSAGE TO SHAREHOLDERS

the high concentration of active ingredient, such medications can harm a patient if consumed in a crushed or broken form, or in the presence of alcohol. They are also being intentionally abused through crushing or heating. Our misuse prevention platform is designed to resist drug release under such conditions to provide greater patient safety and a lower potential for abuse. Earlier this year, we initiated a pharmacokinetic study on a misuse prevention formulation of once-daily tramadol as proof of principle for our platform.

Consistent with our strategy to extend our reach into the sustained release pain medication market, we are pursuing development of a controlled release formulation of acetaminophen. Acetaminophen is an over-the-counter analgesic with annual sales in the U.S. of US$1.1 billion that is currently available only in immediate release and extended release, three-times daily formulations. Having demonstrated in pharmacokinetic studies for our twice-daily tramadol-acetaminophen combination product, that our formulation achieved therapeutic blood plasma levels of acetaminophen rapidly, followed by controlled release characteristics, we are now determining the optimum formulation to take forward for development.

PNDS – THE FIRST PRODUCT CANDIDATE UNDER OUR SECOND TECHNOLOGY PLATFORM

The first product candidate under our PNDS technology is a novel, lipid- and preservative-free formulation of the most widely used intravenous anaesthetic, propofol. Our formulation, which proved to be as efficacious as currently marketed products in pre-clinical models, addresses a number of the limitations of currently marketed formulations of propofol. We are in the process of evaluating our options to move the development of this formulation forward, preferentially with a partner.

With the global commercialization of our once-daily tramadol product substantially underway, we remain focused on maximizing the opportunity inherent in our product through additional product launches. In fact, we have targeted launches in 10 to 20 additional countries this year. At the same time, we expect the penetration rates in those markets in which we have already launched to continue their upward trends. We expect these to be reflected in our product sales in 2008.

Our once-daily formulation of trazodone has emerged as a formidable follow-on opportunity to our once-daily tramadol product. The results of our Phase III study have not only demonstrated the efficacy and safety of our formulation as a once-a-day antidepressant but also its ability to address poor sleep quality, which we believe will be an important differentiator in the marketplace. We are working to advance our formulation to commercialization as quickly as possible.

Beyond trazodone, we have a succession of other development opportunities based on our Contramid technology, including our twice-daily formulation of tramadol and acetaminophen, several products based on our misuse prevention platform and a twice-daily formulation of acetaminophen. Our PNDS technology shows great promise, led by our novel propofol formulation. Combined, the continued commercialization of our once-daily tramadol product and the continued development of the candidates in our pipeline towards commercialization provide our organization with significant near-term opportunities that are supplemented by considerable longer term potential.

In closing, I would like to acknowledge the diligence and dedication of all of Labopharm’s employees. Their tireless efforts and unwavering commitment have driven, and will continue to drive our success. I would also like to express my gratitude to our Board of Directors for their continuing guidance and sage counsel. Lastly, I would like to thank you, our shareholders, for your continued support.

(signed)

James R. Howard-Tripp

President and Chief Executive Officer

March 10, 2008

10  |  LABOPHARM 2007 ANNUAL REPORT

ACHIEVEMENTS

LAUNCH AND PENETRATION

Our once-daily tramadol product has been successfully launched in 10 countries, including the five largest markets in Europe and Canada, representing almost 50% of the existing worldwide market (U.S. dollars) for tramadol. Market penetration rates are trending upwards, led by strong performance in Spain, where our product captured more than 15% of the market in just 12 months following launch.

GLOBAL COMMERCIALIZATION

The global opportunity for once-daily tramadol extends far beyond those countries in which we have launched. In pursuit of additional launches, we have obtained regulatory approval in 29 countries, have submitted or are preparing to submit applications for approval in another 30-plus countries, and have secured marketing partnerships for more than 50 countries in addition to those in which we have already launched. All told, we are targeting more than 65 countries around the world for sale of our product. Regulatory approval in the U.S. remains a high priority.

ONCE-DAILY TRAZODONE

Our Phase III clinical study not only demonstrated the efficacy and safety of our once-daily trazodone formulation but also its ability to significantly improve the overall quality of patient sleep. We believe our formulation will be uniquely positioned as a once-daily option in the treatment of depression.

ADVANCING PIPELINE

In addition to once-daily trazodone, we are steadily advancing a series of product candidates towards commercialization, including a twice-daily tramadol-acetaminophen formulation, several products within our misuse prevention platform, including a misuse prevention version of our once-daily tramadol, a twice-daily formulation of acetaminophen, a novel formulation of propofol based on the IV platform of our PNDS™ technology, and a series of oncology products based on the PNDS oral platform.

STRENGTHENED CAPABILITIES AND RESOURCES

Our global team is now more than 160 strong. We are continuing to strengthen our capabilities across all facets of the organization as we pursue our vision to build a leading, integrated, international specialty pharmaceutical company with multiple products on the market. Moreover, we have strength and flexibility in our financial resources to support the significant activity in our pipeline as we continue to roll out our once-daily tramadol product around the world.

VALUE-DRIVING MILESTONES

We are well positioned to achieve a number of value-driving milestones in fiscal 2008. Beyond additional launches in the global commercialization of our once-daily tramadol product, as well as potential resolution of matters around U.S. approval, we anticipate the submission of an NDA for once-daily trazodone, the completion of our Phase III study for our tramadol-acetaminophen combination product, completion of proof of principle on our first misuse prevention platform product, completion of partnerships for key product candidates, as well as milestones in our other development programs.

LABOPHARM 2007 ANNUAL REPORT  |  11

ROBUST

PIPELINE

12  |  LABOPHARM 2007 ANNUAL REPORT

FEASABILITY AND FORMULATION
PHARMACOKINETICS
CLINICAL TESTING FOR EFFICACY / BIOEQUIVALENCE
REGULATORY FILING
REGULATORY APPROVAL
PRODUCT LAUNCH
$6.7B
THE MARKET FOR TRAMADOL PRODUCTS CONTINUES TO EXPERIENCE ROBUST GROWTH, ACHIEVING A COMPOUNDED ANNUAL GROWTH RATE OF 14% OVER THE LAST FIVE 12-MONTH PERIODS ENDED SEPTEMBER 2007. THE MARKET POTENTIAL FOR OUR ONCE-DAILY TRAMADOL PRODUCT, HOWEVER, IS MUCH GREATER THAN SIMPLY THE TRAMADOL MARKET – IT HAS THE ABILITY TO COMPETE IN THE BROADER MARKET FOR DRUGS THAT ADDRESS MODERATE TO SEVERE CHRONIC PAIN – A MARKET VALUED AT US$6.7 BILLION IN THE U.S. ALONE IN 2007.
$7B
BASED ON ITS POTENTIAL EFFICACY, SAFETY AND CONVENIENCE, OUR TWICE-DAILY TRAMADOL-ACETAMINOPHEN FORMULATION COULD BE AN EXCELLENT TREATMENT OPTION IN THE US$7 BILLION ACUTE PAIN PRESCRIPTION DRUG MARKET.
$3B
WE ARE EXPLORING DEVELOPMENT OF A SERIES OF ORALLY-ADMINISTERED CANCER DRUGS THAT ARE CURRENTLY ADMINISTERED INTRAVENOUSLY. OUR FIRST PRODUCT CANDIDATE IN THIS SERIES, SN-38, ADDRESSES A POTENTIAL MARKET OPPORTUNITY OF US$3 BILLION GLOBALLY.
$12B
MORE THAN 121 MILLION PEOPLE AROUND THE WORLD SUFFER FROM DEPRESSION. SALES OF ANTIDEPRESSANTS IN THE U.S. ALONE IN 2007 EXCEEDED US$12 BILLION.
$1.1B
WITH ANNUAL SALES OF US$1.1 BILLION, ACETAMINOPHEN PRODUCTS ACCOUNT FOR APPROXIMATELY ONE-THIRD OF THE ADULT OTC PAIN MARKET IN THE U.S.

LABOPHARM 2007 ANNUAL REPORT  |  13

ONCE-DAILY

TRAMADOL

The global commercialization of our once-daily tramadol product is well underway. Sales continue to steadily build momentum as we prepare for launches in 10 to 20 additional countries in 2008.

HIGHLIGHTS

- Launched in 10 countries, which, combined, account for almost 50% of the world's tramadol market
- Approved for launch in 29 countries
- Marketing partnerships in place for more than 50 countries

Tridural
200mg
Dolpar 200mg

ONCE-DAILY TRAMADOL

CAPITALIZING ON THE GLOBAL TRAMADOL OPPORTUNITY

Tramadol is a truly global product: First launched more than 30 years ago in Europe, tramadol is marketed in more than 70 countries around the globe. As an opioid with additional unique mechanisms of action, tramadol has established a unique position on the pain therapeutic landscape as an efficacious and safe option in the treatment of moderate to severe pain.

The worldwide market for tramadol products is large and growing. For the 12-month period ended September 2007, global sales of tramadol products grew to 5.8 billion standard units valued at almost US$1.5 billion. Over the past five corresponding periods, the standard unit market has grown at a compounded annual rate of 14%. The European market for tramadol products has shown particularly strong growth. Standard unit sales of tramadol products in Europe for the 12-month period ended September 2007 grew to 2.8 billion, representing a compounded annual growth rate of 12% over the previous five 12-month periods. The tramadol market represents a robust global opportunity.

Importantly, the market for tramadol products is expected to experience continued strong growth, driven primarily by three factors. First, tramadol has a proven history of efficacy and safety, providing pain relief without the potential serious side effects seen with stronger opioids. In the U.S., for example, the growth of tramadol products is outpacing that of other pain products by 10% on a five-year compounded annual basis. Second, tramadol is often prescribed for pain related to conditions that become more prevalent with age, such as osteoarthritis. The aging of the global population should result in a higher demand for drug products that treat such age-related conditions. Third, in recent years, the number of alternatives for the treatment of pain has become more limited as physicians and patients have chosen to avoid certain classes of analgesics due to safety concerns. Unlike non-steroidal anti-inflammatory drugs (NSAIDs) and COX-2 inhibitor drugs, tramadol does not have the potential to cause cardiac side effects, like aggravation of hypertension or congestive heart failure. It also does not have the potential to cause gastrointestinal bleeding, as do NSAIDs. As a result, tramadol is increasingly becoming the analgesic of choice for those patients for whom the longer term use of NSAIDs or COX-2 drugs may not be an alternative because of their adverse side effects. The significant growth potential of the tramadol market is further supported by the emergence of sustained-release, once-daily formulations. The worldwide market for tramadol products is currently dominated by formulations that require administration multiple times per day. Compliance with multiple times-daily dosing regimens can be challenging for patients – especially to the elderly who may be managing concomitant drug therapies – potentially limiting the efficacy of a drug. Once-daily administration can improve patient compliance.

While the value proposition of our once-daily tramadol product as a more compliance-friendly, more convenient formulation is compelling, by far, the greater opportunity resides in its ability to compete in the broader pain market. As an efficacious and safe option in the treatment of moderate to severe pain, our product has the potential to address a significant unmet need in the global analgesic landscape.

The market for tramadol is expected to experience continued strong growth. Our once-daily formulation, however, is positioned to compete not just in the tramadol market but also in the broader market for prescription drugs that treat moderate to severe chronic pain. We are continuing to expand the global commercialization of our product, establishing marketing partnerships and pursuing regulatory approvals to support the launch of our product in additional markets. In the U.S., obtaining regulatory approval remains one of the priorities.

LABOPHARM 2007 ANNUAL REPORT  |  15

ONCE-DAILY TRAMADOL

AROUND THE WORLD

16  |  LABOPHARM 2007 ANNUAL REPORT

ONCE-DAILY TRAMADOL

1	GERMANY	Name:	Tramadolor® einmal täglich
		Launched:	November 2005
		Partner:	HEXAL
2	FRANCE	Name:	Monoalgic® L.P. (sanofi-aventis) Monotramal® L.P. (Grünenthal)
		Launched:	January 2007
		Partners:	sanofi-aventis Grünenthal
3	UNITED	Name:	Tradorec XL®
	KINGDOM	Launched:	January 2007
		Partner:	Recordati
4	ITALY	Name:	Unitrama®
		Launched:	December 2006
		Partner:	Gruppo Angelini
5	SPAIN	Name:	Dolpar®
		Launched:	January 2007
		Partner:	Esteve
6	BELGIUM	Name:	Contramal® Uno
		Launched:	February 2007
		Partner:	Grünenthal
7	CZECH	Name:	Noax® Uno
	REPUBLIC	Launched:	July 2006
		Partner:	CSC Pharma
8	SLOVAKIA	Name:	Noax® Uno
		Launched:	June 2006
		Partner:	CSC Pharma
9	POLAND	Name:	Noax® Uno
		Launched:	January 2008
		Partner:	CSC Pharma
10	CANADA	Name:	Tridural™
		Launched:	September 2007
		Partner:	Paladin

LABOPHARM 2007 ANNUAL REPORT  |  17

GENERATING SALES IN 10 COUNTRIES

Following the initial launch of our once-daily tramadol product in Germany in late 2005, the roll out of our product in key markets around the globe continues to build momentum. Our product is now generating sales in 10 countries – nine in Europe, including the five largest individual markets, as well as Canada. Combined, these countries represent almost 50% of the global sales (U.S. dollars) of tramadol products.

With the commercialization of our once-daily tramadol product now firmly underway, sales are expected to grow as our product continues to capture market share in those countries in which it has been launched and as we continue to launch our product in new markets. Our product is steadily gaining market share. Spain stands as an excellent example of the potential for our product in individual country markets, both within Europe and around the world. In only 12 months after its launch, our product has captured more than 15% of tramadol product standard unit sales in that country. Penetration rates are steadily increasing in other markets as well. We have seen particularly strong growth in France, the largest European market for tramadol products, where our product nearly doubled its market share in December 2007 compared to three months earlier. Moreover, our product’s share of the once-daily segment of the top five individual European tramadol standard unit markets has grown to almost 40%.

The launch of our once-daily tramadol product in Canada marked the first sales of our product outside of Europe. Initial market feedback has been favourable and sales performance has been encouraging with our product having captured almost 9% of the tramadol prescription market in just the third full month following launch. To extend the potential of our product in Canada, our licensing and distribution partner entered into a co-promotion agreement, expanding the marketing and sales effort for our product and doubling the number of primary care sales representatives promoting our product.

Canada, however, is just one of many countries beyond Europe and the United States that we have targeted for commercialization of our product. Our global commercialization plan for once-daily tramadol targets more than 65 markets and we are focused on continuing to obtain the regulatory approvals and establish the distribution channels to support the launch of our product in these countries.

PURSUING REGULATORY APPROVAL AROUND THE WORLD

To support the continued roll out of our product around the world, we are continuing to pursue regulatory approval in key markets. To this end, we are leveraging a clinical program that includes 11 pharmaco-kinetic studies and six Phase III trials (including two long-term safety studies) under which our product was administered to more than 2,400 subjects. Our product has been approved in 29 countries, including

18  |  LABOPHARM 2007 ANNUAL REPORT

23 countries in Europe and Canada, South Korea, Australia, Mexico, Chile and Peru. In addition, we have submitted applications for regulatory approval, or are preparing to submit applications for regulatory approval in more than 30 countries.

Regulatory approval of our once-daily tramadol formulation in the United States, the world’s largest individual market for tramadol products, remains a high priority. Based on our belief that our formulation has met the statutory standards for approval, we appealed the Food and Drug Administration’s decision in its Approvable Letter of May 2007 using the Agency’s own Formal Dispute Resolution process. We believe that appealing the FDA’s decision represents our best opportunity to expeditiously resolve this matter. Within the Formal Dispute Resolution process, we received a written response from the Director for the Office of New Drugs, Center for Drug Evaluation and Research suggesting additional statistical analysis of existing data as a means to potentially satisfy the Agency’s requirements. We are in the process of conducting the additional statistical analysis as suggested by the Agency.

PARTNERING TO MAXIMIZE OUR COMMERCIAL POTENTIAL

To fully capitalize on the tremendous opportunity inherent in our once-daily tramadol product, we have pursued a partnering strategy whereby we are establishing licensing and distribution agreements with leading pharmaceutical companies in markets around the globe. Our efforts have yielded marketing partnerships with 11 companies covering more than 50 countries worldwide. In addition to those countries in which we have launched, we have completed partnerships for the United States, in more than 25 European countries (including some of their overseas territories), Canada, South Korea, Australia and Israel, among others.

We are continuing to pursue licensing and distribution arrangements with companies that have the ability to fully exploit the commercial opportunity of our product in their respective markets.

LABOPHARM 2007 ANNUAL REPORT  |  19

ONCE-DAILY

TRAZODONE

We are following on the success of our once-daily tramadol product with the commercialization of a once-daily formulation of the antidepressant trazodone to address unmet needs in the large and growing market for treatment of depression.

HIGHLIGHTS

- Our once-daily trazodone is designed to leverage trazodone's unique pharmacological properties
- Positive results from our Phase III clinical trial demonstrated not only the efficacy and safety of our formulation but also its ability to significantly improve overall quality of sleep
- We are preparing to submit applications for regulatory approval in the U.S. in 2008

ONCE-DAILY TRAZODONE

MAJOR DEPRESSIVE DISORDER: A PERVASIVE DISORDER WITH UNMET NEEDS

Major depressive disorder, or clinical depression, is one of the most prevalent central nervous system disorders, affecting in excess of 121 million people worldwide. The global market for antidepressant drugs is large, growing to more than US$19.9 billion in 2007, with the United States accounting for more than US$12 billion of that total. Moreover, the market is forecast to continue to grow. A significant challenge in treating depression is having patients comply with their prescribed medication. Many patients cease taking their medications due to slow onset of action and exacerbation of agitation or sleep disturbance. As a result, many patients require adjunctive therapy to treat agitation and promote sleep quality.

TRAZODONE: A PROVEN ANTIDEPRESSANT

Trazodone is an atypical antidepressant that acts as a serotonin-2 receptor (5-HT2) antagonist and serotonin reuptake inhibitor (SARI). It has the additional unique characteristic of improving sleep which provides additional benefit in the treatment of depression through the initiation and restoration of deep sleep cycles. Trazodone has a proven history as an efficacious antidepressant. Before the advent of SSRIs and SNRIs, it was one of the most widely prescribed antidepressants in the world.

OUR ONCE-DAILY TRAZODONE: A GOOD ANTIDEPRESSANT DELIVERED BETTER

Trazodone’s unique pharmacological properties may offer a clinical benefit in depressed patients who have agitation or poor sleep quality associated with their depression. Our trazodone formulation is designed to leverage these properties by controlling the blood concentration levels using our Contramid® controlled-release technology. We believe our once-daily formulation of trazodone delivers not only an efficacious treatment option for depression with the convenience of once-daily dosing but also a formulation that addresses agitation and poor sleep quality, reducing the need for add-on therapies to address these conditions.

POSITIVE PHASE III STUDY RESULTS

The results of our North American Phase III clinical trial (04ACL3-001) support our hypothesis. Study 04ACL3-001 was a randomized, double-blind, two-arm, multi-centre study comparing the efficacy and safety of our once-daily trazodone formulation to placebo, in patients with major unipolar depressive disorder, over an eight-week period. The study was conducted at 40 centers across the U.S. and Canada. Not only did the study achieve statistical significance for the primary endpoint (p value of 0.0183), as well as under additional methods of analysis as specified in the Statistical Analysis Plan (SAP), it also demonstrated the ability of our formulation to significantly improve the overall quality of sleep marked by significantly less awakening at night. The overall dropout rate in the study is comparable to dropout rates in typical depression studies. Four percent of patients in the once-daily trazodone treatment arm discontinued treatment due to somnolence or sedation.

TAKING THE NEXT STEP TOWARDS COMMERCIALIZATION: PREPARING TO SUBMIT OUR NDA

In pursuit of commercialization of our formulation, we are preparing our New Drug Application (NDA) to permit marketing and sale of our product in the United States. Based on discussions with the FDA, we expect to submit our NDA under Section 505(b)(2) of the U.S. Federal Food, Drug and Cosmetic Act, which typically applies to reformulations of drugs that are already approved and being marketed, allowing us to leverage existing efficacy and safety data on trazodone. The Agency has advised us that one positive Phase III study is required for our formulation to be approved. We expect to submit our NDA during 2008 and, if approved, we could see our product launched in 2009.

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PIPELINE

OPPORTUNITIES

We have a robust pipeline composed of multiple large market opportunities based on our proprietary Contramid and PNDS drug delivery technologies.

HIGHLIGHTS

- Initiated Phase III clinical trial for our twice-daily formulation of tramadol-acetaminophen
- Entered clinical development for our misuse prevention platform with the initiation of a pharmacokinetic study on a misuse prevention formulation of once-daily tramadol
- Formalized development of a twice-daily formulation of acetaminophen
- Completed proof of principle for our PNDS™ intravenous technology with a novel, lipid- and preservative-free formulation of the anaesthetic propofol

PIPELINE OPPORTUNITIES

PROMISING PRODUCT OPPORTUNITIES

Our overriding goal as a specialty pharmaceutical company is to leverage our proprietary technologies to advance multiple large-market opportunities into the commercial drug market. Building on the success of both the commercialization of our once-daily tramadol product and development of our once-daily trazodone formulation, we are continually focused on moving our product candidates towards commercialization. We have a robust pipeline composed of a series of potential products, based on two distinct, yet complementary drug delivery technologies: Contramid®, for optimization of the compliance, safety, bioavailability and performance of solid, oral dosage forms; and polymeric nano-delivery systems (in both oral and intravenous versions) for the optimized delivery of water-insoluble drugs with poor bioavailability or safety profiles.

TRAMADOL-ACETAMINOPHEN COMBINATION

We are leveraging the successful commercialization of our once-daily tramadol product through the development of tramadol line extensions, including tramadol combination products. As a potent mild-opioid, there exist numerous opportunities to extend the therapeutic benefit of tramadol by combining it with other active ingredients into a single tablet formulated for controlled-release to optimize compliance and performance. In 2007, we formalized development of the first of our tramadol combination products – a twice-daily formulation that combines tramadol with the non-opioid analgesic acetaminophen for the immediate and sustained relief of moderate to severe pain.

The tramadol-acetaminophen combination market represents a tremendous opportunity for Labopharm. First launched in 2001 in the United States and in 2002 in other major markets, tramadol-acetaminophen combination products are currently marketed around the world. Worldwide sales of the immediate- release form of tramadol-acetaminophen in the 12 months ended September 2007 exceeded 1.2 billion standard units valued at US$385 million, and the market is experiencing significant growth based on the product’s ability to supplement the analgesic potency of tramadol with rapid efficacy of acetaminophen. Over the last four years, standard unit sales of the immediate-release tramadol-acetaminophen product have increased 32% on a compounded annual basis. The current formulation, however, must be administered four to six times per day. Our formulation has the potential to be the first twice-daily tramadol-acetaminophen product on the market, improving upon the currently marketed product by offering sustained release to increase patient compliance, as well as enhancing performance.

We believe, however, that the market opportunity for our twice-daily tramadol-acetaminophen product should be much larger. Based on efficacy and its more convenient twice-daily dosing schedule, our tramadol-acetaminophen product should have the potential to compete in the broader global acute pain prescription drug market. The number of prescriptions written for acute pain products – including mild-opioids, tramadol, COX-2 inhibitors, non-steroidal anti-inflammatory drugs and combination forms of these products – in the U.S. alone grew to 284 million and represented sales of US$7.0 billion in 2007.

Following positive results from a pharmacokinetic trial that met bioequivalence criteria when compared to a currently marketed, multiple-times daily tramadol-acetaminophen product when administered at the same total dose over a 12-hour dosing interval, we have initiated a Phase III clinical trial for our formulation to support our pursuit of regulatory approval in key markets globally. Study 06CCL3-001 is a multi-centre, randomized, double-blind, parallel-arm study that will compare the efficacy and safety of our formulation to placebo in the treatment of acute low back pain. The study, which is being conducted at more than 20 centers in the U.S. and Canada, has a treatment period of approximately one week and is expected to include more than 250 patients. If our study yields positive results, we could submit regulatory applications in the U.S., Canada and Europe next year.

We are continuing to explore opportunities for other tramadol combination products. The global market for tramadol products continues to grow, as does the need for effective and safe pain therapeutics. Our twice-daily formulation of tramadol-acetaminophen complements our once-daily tramadol product and extends our ability to fulfill this need.

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MISUSE PREVENTION PLATFORM

Misuse of high potency, oral dosage forms of medications with potentially serious central nervous system (e.g. euphoria, respiratory depression, etc.) and other side effects has the inherent potential to harm patients. This misuse can be accidental or intentional (recreational use). While these forms can be therapeutically beneficial to patients when consumed according to their directions, inappropriate consumption (e.g. breaking, crushing, chewing, and co-consumption with alcohol) can result in the release of large amounts of the dose of active ingredient into the bloodstream in a shorter period of time than intended. This can lead to an overdose and the potential for serious harm – or even death.

Misuse is a serious and growing problem, as evidenced by the statistics around the misuse of opioid analgesics. More deaths result from overdoses of opioid drugs, the mainstay of pain treatment in the United States, than from overdoses of either cocaine or heroine. Accidental and intentional misuse have become an increasing economic and public health burden, with the cost of the misuse and/or abuse of opioids in the United States nearing US$10 billion in 2005. Consequently, the potential for misuse and/or abuse of opioid analgesics is an important concern for physicians treating pain. In the coming years, this challenge is expected to be magnified in markets such as the U.S. where opioids are expected to increase their share of the overall pain treatment market.

Opioids, however, are not the only class of drugs subject to misuse and abuse; anxiolytics, anti-depressants, antipsychotics and muscle relaxants are similarly problematic. Products that are formulated to be efficacious while minimizing the potential for misuse or abuse represent a significant benefit for patients and the physicians who treat them.

Accidental misuse can result from a number of actions by patients who are unaware of the consequences, including breaking, crushing or chewing a tablet to make consumption easier. Misuse can also result from the consumption of alcohol with certain drugs. In addition, those seeking to intentionally misuse the active substance can heat or crush and dissolve the dosage form in order to extract the active substance and make it easier to administer by injection or other illicit means. We are developing a technology platform based on our Contramid technology to formulate novel versions of existing drugs that should have the advantage of greater patient safety. These formulations are designed to resist uncontrolled drug release after breaking, crushing or chewing of the tablet, to prevent extraction of the active ingredient by heating or crushing and dissolving the tablet, and to prevent “dose-dumping” if consumed with alcohol, providing a lower potential for patient harm as a result of overdose due to accidental or intentional misuse.

We have initiated a pharmacokinetic study on a misuse prevention formulation of once-daily tramadol as proof of principle of our platform. With positive proof of principle, we are confident that this platform can be applied to widely prescribed oral, opioid products

TWICE-DAILY ACETAMINOPHEN

Acetaminophen was first launched in 1955 and is currently marketed in more than 80 countries. It has been marketed for the temporary relief of mild to moderate pain due to a wide variety of conditions involving musculoskeletal pain, as well as other pain disorders such as headaches, including migraine and tension headaches. In 2006, sales of adult acetaminophen products in the United States exceeded $1.1 billion, with the various formulations of Tylenol brand acetaminophen accounting for more than 55% of the market.

Acetaminophen, which accounts for more than one-third of the over-the-counter (OTC) pain market, is currently available only in immediate-release, four- to six-times daily and extended-release, three-times daily formulations. Accordingly, we are pursuing development of a twice-daily formulation of acetaminophen that is designed to improve convenience and performance. The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated that the acetaminophen component

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PIPELINE OPPORTUNITIES

of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently-marketed product followed by controlled release characteristics. We are currently in the process of determining the optimum formulation with which to move our development program forward.

PROPOFOL

The ability to safely and effectively deliver poorly soluble, often highly toxic, drugs is a continuing challenge to the pharmaceutical industry. We are developing a series of polymeric, nano-delivery systems technologies to support the development of drug candidates that might otherwise fail to reach commercialization, as well as those that are already commercialized but must be formulated using agents associated with dose-limiting side effects. Our PNDS™ technologies are designed for effective delivery of poorly water-soluble, or poorly bioavailable, drugs via a variety of routes including oral and intravenous administration. We are developing PNDS on two related, but independent, sub-platforms: an oral platform for safe, controlled delivery of insoluble or poorly bioavailable drugs to the gastrointestinal tract and, an intravenous platform for the safe delivery of highly insoluble or poorly bioavailable drugs. We have completed proof of concept studies for our intravenous platform with an improved formulation of the intravenous anaesthetic, propofol, and based on this success, are seeking a partner to pursue further development towards the goal of commercialization.

Propofol is the most widely used anaesthetic in the world due to its rapid onset and short half-life, which permit both induction and maintenance of anaesthesia with rapid, clear-headed recovery and a low incidence of post-operative nausea and vomiting. Worldwide sales of propofol in 2007 exceeded US$822 million. Moreover, demand for propofol is expected to grow based on demographics and an increase in the number of surgical procedures, as well as greater usage in the ambulatory care setting and endoscopy procedures.

Existing formulations of propofol have a number of limitations. Pure propofol is a lipophilic, water-immiscible liquid unsuitable for intravenous administration. As a result, propofol is formulated in a microemulsion of soybean oil and egg lecithin. This can result in pain on injection, risk of hyperlipidaemia (excess lipids in the blood), support for bacterial growth and instability versus dilution, filtration, and miscibililty with other intravenous solutions.

Our PNDS technology-based propofol is a novel, lipid- and preservative-free formulation of propofol that addresses the most important limitations of currently marketed formulations. It provides a number of potential benefits, including improved safety, formulation stability, reduced wastage, versatility, multiple dose usage, and ease of storage and reconstitution. Accordingly, we believe that our formulation of propofol could have a significant competitive advantage in the marketplace. In pre-clinical models, our formulation of propofol proved to be as efficacious as currently marketed products.

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CORPORATE SOCIAL
RESPONSIBILITY

Labopharm and its employees have a proud history of giving back. While our charitable efforts have traditionally focused on our local community, in 2007 we made the decision to extend our reach beyond Canadian borders.

LABOPHARM CLINIC

SANGARA, NIGER

In partnership with Plan Canada, one of the world’s largest child-centered development organizations, Labopharm and its employees have committed to build and fund a Health Clinic in the village of Sangara in Tillabery, located in western Niger.

The West African country of Niger is one of the poorest in the world, with 62% of the population living on less than $1 a day. About 21% of children are severely malnourished and another 41% will suffer from stunted growth and development due to moderate malnourishment. Less than half the Nigerien population has access to safe drinking water and only 13% have access to adequate sanitation facilities.

The Labopharm Clinic will serve more than 3,000 people and 700 families, providing general medical care, pre-natal and post-natal care, treatment for malnourished children and immunizations against disease. In addition, Labopharm’s donation will support health promotion campaigns and the training of 10 in-clinic health workers, traditional birth attendants and midwives. Construction is underway and the clinic is expected to be operational by year’s end.

As an organization focused on the betterment of lives around the world through drug development, we were naturally drawn to this unique opportunity. Labopharm and its employees are proud to participate in this project which will help increase access to and quality of health services to the people of Sangara and the surrounding area.

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FINANCIAL SECTION

Management’s Discussion and Analysis	28
Reports on Internal Control Over Financial Reporting	49
Consolidated Financial Statements	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

The following information should be read in conjunction with our audited consolidated financial statements as at December 31, 2007 and 2006 and related notes thereto. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“US GAAP”). The Management’s Discussion and Analysis provides a review of the performance of the Company for the year ended December 31, 2007, as compared to the year ended December 31, 2006 and for the year ended December 31, 2006, as compared to the year ended December 31, 2005. This review was performed by management with information available as at February 20, 2008. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties, as described in the section entitled “Other Risks and Uncertainties”. Actual results, levels of activity, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including among other things: the successful and timely completion of clinical studies, the difficulty of predicting United States Food and Drug Administration (FDA) and other regulatory authorities approval of our products, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw material, reliability of key third-party service providers, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions and fluctuations in operating results.

Where we say “we”, “us”, “our”, or the “Company”, we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. Our primary focus is the global commercialization of our lead product, a once-daily formulation of the analgesic tramadol, designed to address the worldwide market for moderate to severe pain. Our global commercialization program recognizes three markets: Europe, the United States, and the rest of the world. We intend to market our once-daily tramadol product primarily through a series of marketing and distribution arrangements. To date, we have entered into agreements for the distribution of our once-daily tramadol product in the United States, in 29 European countries and some of their overseas territories, in Canada, South Korea, Australia, Mexico and in 20 other Latin American and Caribbean countries and Israel. We are also in discussions with potential partners to commercialize our once-daily tramadol product in other jurisdictions.

In Europe, our once-daily tramadol was approved in 22 European countries under the Mutual Recognition Procedure in September 2005, and Marketing Authorizations have been or are expected to be obtained for most of the individual European countries. Our product was launched in Germany in November 2005, in the Czech Republic and in Slovakia in July 2006, in Italy in December 2006, in Spain, the United Kingdom and in France in January 2007, in Belgium in February 2007 and subsequent to the fiscal 2007 year-end in Poland in January 2008. We have also submitted applications for approval in Cyprus, Luxembourg, Russia and Switzerland. We will continue to pursue our plan for the global commercialization of our once-daily tramadol product throughout 2008, which includes plans for additional European launches.

In the United States, in May 2007, we received a second approvable letter from the FDA indicating that we had not conclusively demonstrated the efficacy of our once-daily formulation of tramadol because the statistical methods used to analyze data from our clinical trials did not adequately address missing data relating to subjects who dropped out of the trials. Following discussions with the FDA, in October 2007

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MANAGEMENT’S DISCUSSION AND ANALYSIS

we appealed the Agency’s decision in its approvable letter of May 2007, initiating the Formal Dispute Resolution (FDR) process. In November 2007, we received a written response from the FDA regarding our appeal in which the Acting Director of the Office of Drug Evaluation II, Center for Drug Evaluation and Research did not overturn the decision in the Agency’s approvable letter of May 2007. In December 2007, we appealed the matter to the next higher supervisory level and in January 2008 we received a written response from the FDA regarding that appeal, in which the Director for the Office of New Drugs, Center for Drug Evaluation and Research did not overturn the decision in the Agency’s approvable letter of May 2007 but suggested additional statistical analysis of existing data as a means to potentially satisfy the Agency’s requirements. Discussion with the FDA is ongoing and obtaining regulatory approval in the U.S. remains a top priority.

In the rest of the world, we are leveraging our European approval to obtain additional approvals. In September 2007, we launched our once-daily tramadol product in Canada and subsequent to the 2007 year-end, our marketing partner for Canada, Paladin Labs Inc., entered into a co-promotion agreement with Nycomed Canada Inc., doubling the number of primary care sales representatives promoting our once-daily tramadol product in Canada. We have received approval in Australia, South Korea, Chile, Peru and Mexico and have submitted applications for regulatory approval in Turkey, Colombia, Argentina, Venezuela and Israel. We plan to continue launching throughout 2008 in countries in which our once-daily tramadol product has been approved, following any required pricing and reimbursement approvals. We have entered into marketing and distribution arrangements for South Korea, Australia, Mexico, Israel and 20 countries in Latin America and the Caribbean, with the goal of launching our product in 2008 and 2009.

Our second product, a once-daily formulation of the anti-depressant trazodone, addresses another large market opportunity. Our once-daily trazodone formulation is designed to address an unmet need in the antidepressant market. It is recognized that a major challenge in treating depression is having patients comply with taking their medication due to slow onset of action and exacerbation of sleep disturbance and agitation. We believe that our once-daily trazodone formulation can not only treat depression but also reduce agitation and improve quality of sleep, thus improving compliance and reducing the need for add-on therapies. Subsequent to the 2007 year-end, we completed the North American Phase III clinical trial (04ACL3-001). The study achieved statistical significance for the primary endpoint and also demonstrated significantly improved patient sleep patterns in favour of trazodone. We are preparing a New Drug Application which we expect to submit during 2008. Planning for commercial introduction is also underway.

We are also developing other product candidates using our drug delivery technologies and formulation expertise. Using our Contramid® technology, we are currently pursuing a twice-daily formulation of tramadol and acetaminophen; a platform for the controlled release of high potency drugs intended to minimize the potential for unintentional misuse as well as abuse; a twice-daily formulation of acetaminophen, amongst others. We are also developing novel polymeric nano-delivery systems for delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol, as well as for certain intravenous cancer drugs.

Our Goal

Our goal is to become a fully integrated, international specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development, regulatory approval, marketing and sales. Full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product in various markets throughout 2008 and beyond. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction.

Revenue to date has been generated primarily by our license and distribution agreements and in prior periods by our research collaboration agreements. Since 2002, we have secured license agreements for marketing and distribution of our once-daily tramadol product that cover more than 50 countries. To date, we have received approximately $38.2 million of license payments from our once-daily tramadol product licensees, including $23.1 million (US$20 million) from Purdue Pharma Products L.P. (Purdue Pharma) received in 2005. We will also receive an additional licensing payment of US$10 million from Purdue Pharma upon the regulatory approval of our once-daily tramadol product in the U.S. if such approval is obtained by September 30, 2008. We are also eligible to receive from Purdue Pharma up to US$110 million upon meeting specified sales targets, which is unaffected by the timing of regulatory approval, as well as royalties at rates ranging from 20% to 25% of net product sales.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts. The net proceeds from the financing completed in the second quarter of fiscal 2006 have allowed us to expand our research and development activities for new product candidates and more rapidly advance the development of existing products within our pipeline.

Selling, General and Administrative Expenses

As we expand our network in order to become a global commercial organization with significant product sales revenue, our selling, general and administrative expenses are necessarily increasing as we build our infrastructure with respect to sales, marketing, manufacturing and product support, among other areas. These incremental costs to support commercial operations and product sales are necessary in order for us to remain a global organization with increasingly diverse operations, moving away from a primary focus on research and development activities.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (“CICA”) recently released the following Handbook Sections: 3855, Financial Instruments – Recognition and Measurement; 1530, Comprehensive Income; 3251, Equity; 3865, Hedges; and 1506, Accounting Changes. We adopted these requirements on January 1, 2007. The impact of the adoption of these sections on our consolidated financial statements is presented hereafter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Instruments - Recognition and Measurement

This new Section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures depending on the financial instrument’s classification. Additionally, changes in subsequent measurements, if any, are recognized in net loss or comprehensive loss depending on its classification.

Under the new Section, all financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. Also, all financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheet at fair value. After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which should be measured at amortized cost using the effective interest method of amortization. The effective interest related to the financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading are included in net loss for the year in which they arise. If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income, or if there has been a loss in value of such investment that is other than a temporary decline, the investment should be written down and the impairment loss should be recognized in net loss.

We have classified our cash and cash equivalents as held for trading, our marketable securities, long-term investment and restricted long-term investments as available-for-sale and the accounts receivable have been classified as loans and receivables. As at January 1, 2007, deferred financing costs of $156,000 were classified as a reduction from the carrying value of the long-term debt. The accounts payable and the long-term debt have been classified as other financial liabilities. Upon initial application of this Section, all adjustments to the carrying amount of financial assets and liabilities are recognized as an adjustment to the opening balance of deficit or accumulated other comprehensive income, depending on the classification of the existing asset or liability. The initial measurement of our financial instruments did not result in any adjustment to the opening balance of deficit or accumulated other comprehensive income, and the measurement as at December 31, 2007 resulted in an unrealized loss on available-for-sale marketable securities of $50,000 recorded in accumulated other comprehensive loss.

Comprehensive Income (Loss) and Equity

Section 1530 establishes standards for reporting comprehensive income (loss) and as a result of the adoption of this new Section the cumulative amount, i.e. accumulated other comprehensive income (loss), is presented separately under shareholders’ equity in the consolidated balance sheets and a reconciliation of the accumulated other comprehensive income (loss) as well as the comprehensive income (loss) for the year is presented as part of the consolidated statements of shareholders’ equity (deficiency) and comprehensive loss. The impact of the adoption of this section is as previously noted.

Hedges

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that offsetting gains, losses, revenue and expenses are recognized in the same period. The adoption of this standard had no impact on our consolidated results of operations or financial position.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP, or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical (the standard provides specific guidance as to what is considered impractical); expanded disclosures about the effects of changes in accounting policies, estimates and errors to the financial statements, and disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. The adoption of this standard did not have a significant impact on our consolidated results of operations or financial position.

SELECTED ANNUAL INFORMATION

The following selected annual information is derived from our audited consolidated financial statements for each of the three most recently completed financial years:

$000s except per share data	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	YEAR ENDED DECEMBER 31, 2005
Revenue	18,998	15,874	3,238
Net loss	(36,575)	(23,865)	(33,334)
Basic and diluted net loss per share	(0.64)	(0.46)	(0.78)
Total assets	99,539	128,634	54,512

Long-term financial liabilities
Total deferred revenue	21,408	24,509	29,901
Total obligations under capital lease	5,816	5,840	5,923
Total long-term debt	13,647	7,821	11,201

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We have identified the following accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results could differ from these estimates and such differences could be material.

Revenue Recognition

We recognize revenue from product sales, research and development collaborations and licensing arrangements, which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which we maintain substantive contractual obligations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

For any portion of an up-front licensing payment that is subject to a refund, revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. Milestone payments are recognized as revenue when the underlying condition is met, the milestone is not a condition to future deliverables, and collectibility is reasonably assured. Otherwise, they are recognized as revenue over the remaining term of the underlying agreement. Amounts received in advance of recognition are included in deferred revenue.

In 2005, we received a non-refundable up-front licensing payment of $23.1 million (US$20 million) from Purdue Pharma, which up to May 30, 2007 was recognized as revenue on a straight-line basis until February 2009 which was the estimated term over which we would be providing research and development activities and supplying product to Purdue Pharma. Following receipt of the second approvable letter from the FDA on May 30, 2007 we have extended the period over which we will be recognizing the balance of this up-front payment remaining in deferred revenue, to July 2011, which is the date until which we now estimate having substantive contractual obligations towards our partner Purdue Pharma. While it is currently difficult to accurately estimate the product’s launch date in the U.S., the term considered would accommodate an additional clinical trial, should one be required. This period may be shortened or extended further if future events modify the expected term over which we maintain these substantive contractual obligations. Prior to May 30, 2007, we were recognizing $1,618,000 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $679,000 per quarter.

Product sales - Revenue is recognized when the product is shipped to our customers, provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped, prices are fixed or determinable, and collection is reasonably assured. Historically, risk of ownership transfers upon shipment or delivery. Our products are indirectly subject to pricing regulations in certain markets.

Impairment on Long-term Investment

As of December 31, 2007, we held $5,751,000 in principal amount of non-bank sponsored asset-backed commercial paper (“ABCP”) with Aurora Trust, Series A. At the date at which we acquired this investment, it was rated R-1 (High) by DBRS Limited, the latter’s highest credit rating for commercial paper, and was recorded in available-for-sale marketable securities. The Canadian market for third-party sponsored ABCP suffered a liquidity disruption in mid-August 2007 following which a group of financial institutions and other parties agreed, pursuant to the Montreal Accord (the “Accord”), to a standstill period in respect of ABCP sold by 22 conduit issuers (“Montreal Proposal ABCP”). A Pan-Canadian Investors Committee was subsequently established to restructure the Canadian market of ABCP, bring liquidity and create transparency as well as optimize the value for ABCP holders. We are not a signatory to the Accord. On December 23, 2007, the Chairman of the Committee announced the framework of the proposed restructuring of 20 conduits (the “Framework Agreement”), including Aurora Trust. The Framework Agreement will (i) extend the maturity of the Montreal Proposal ABCP to provide for a maturity similar to that of the underlying assets; (ii) pool certain series of Montreal Proposal ABCP which are supported in whole or in part by underlying synthetic assets; (iii) mitigate the margin call risk and obligations of the existing conduits with the creation of a structure to address margin calls if they occur; and (iv) support the liquidity needs of those Montreal Proposal ABCP holders requiring it.

There is currently no certainty regarding the outcome of the proposed restructuring and therefore there is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Montreal Proposal ABCP. The Montreal Proposal ABCP last traded in the active market on or about August 13, 2007 and there are currently no market quotations available for the Montreal Proposal ABCP. We estimate the fair value of our ABCP using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows considering the best available data regarding market conditions for such investment as at December 31, 2007. In determining the fair value of our

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MANAGEMENT’S DISCUSSION AND ANALYSIS

ABCP, we assume a high probability of success of the restructuring process and that our investment will be converted to floating-rate notes (“FRN”) in accordance with the key elements of the Framework Agreement. We assume that the FRNs’ underlying assets will include collateralized debt obligations with average maturity of 7 years and a AAA credit rating. Furthermore, in determining the fair value of our ABCP, we assume that returns on the FRNs will be reduced by the cost of a margin facility estimated to be 0.80%. In determining the fair value, we also considered current market conditions surrounding the ABCP market such as liquidity and transparency. As a result of this valuation, we have recognized a $1,474,000 write-down reflecting the estimated decline in fair value of this investment as at December 31, 2007, including a provision for our estimated share of restructuring costs associated with the Accord.

Our estimate of the fair value of our ABCP investments as at December 31, 2007 is subject to significant uncertainty. While we believe that our valuation technique is appropriate in the circumstances, changes in certain assumptions could significantly affect the value our ABCP security in the near term. The resolution of these uncertainties could result in the ultimate fair value of this investment varying significantly from our current estimate. We estimate that the fair value of the long-term investment in ABCP could range from $4,120,000 to $4,650,000 based on alternative assumptions that are reasonably possible. The liquidity crisis in the Canadian market for third-party sponsored ABCP has otherwise had no significant impact on our consolidated results of operations or financial position.

Impairment of Long-lived Assets

Property, plant and equipment and other long-lived assets including intellectual property are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year. We have not recorded write-downs for any of our property, plant and equipment and other long-lived assets as of December 31, 2007 and 2006.

Refundable Investment Tax Credits

We incur research and development expenditures which are eligible for refundable investment tax credits from the government of the Province of Québec. The investment tax credits recorded are based on our estimates of amounts we expect to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. The amount of research and development tax credit receivable recorded as at December 31, 2007 is $1,197,000.

Valuation Allowance on Future Tax Assets

We recorded a valuation allowance on all future tax assets related primarily to operating losses and research and development expenses carryforwards, except for those required to meet future tax liabilities and certain future tax assets in the U.S. totalling $116,000. We have concluded that the related tax benefits, except as noted above, are more likely than not, not to be realized based on our historical results and estimated future taxable income and tax planning strategies in the related jurisdictions. The implementation of tax planning strategies or the generation of future taxable income in these jurisdictions could result in the recognition of some portion or all of these carryforwards, which could result in a material increase in our results of operations through the recovery of future income taxes.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Canada Revenue Agency Audit

We are being audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale, to our foreign subsidiaries, of an undivided interest in certain of our intellectual property rights, and with respect to our international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised us of its intent to issue a proposal for the reassessment of our tax returns on the basis of a proposed recharacterization of our operations and the 2002 intellectual property sale to our foreign subsidiaries, under paragraphs 247(2)(b) and (d) of the Income Tax Act. The effect of a recharacterization should be that, from a Canadian tax perspective, all intellectual property should be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carryforwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carryforwards in Ireland and Barbados. Since the tax benefit of these loss carryforwards is currently offset by the valuation allowance, there should be no impact on the current balance sheet or income statement except as noted below with respect to federal investment tax credit claims. No income tax should currently be payable. In addition, if we become profitable and use up all our loss carryforwards, our effective tax rates would be higher than the effective tax rates in the foreign jurisdictions, since a greater portion of revenue would be deemed taxable in Canada.

We would also be required to adjust our claims for federal non-refundable investment tax credits recognized in the amounts of $2,667,000, $2,084,000 and $1,199,000 for the years ended December 31, 2007, 2006 and 2005, respectively, which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense in each year.

Once the proposal is received, we will evaluate our options to defend against the proposed assessment. We believe that the way we manage and have managed our international operations are in compliance with the Income Tax Act. These matters are nevertheless under review with the CRA. We believe we have taken adequate reserves to address the potential valuation issues with respect to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072,000 in 2006 and a corresponding reduction in the valuation allowance. The ultimate resolution of these matters could result in material adjustments to the amounts provided in the accounts.

Stock-Based Compensation

We account for our stock option plan for our directors, executives and employees, for stock option awards granted after March 1, 2002, using the fair value method. The fair value of stock options at the grant date is determined using the Black-Scholes option pricing model and expensed over the vesting period of the options. Assumptions that affect our application of the fair value method include the determination of the volatility of our share price and the expected life of the options issued. We also estimate the number of awards that are expected to be forfeited at the time of grant and we revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts related to our accounts receivable if required. We review our accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and include these in our allowance. Based on the information available, we believe the allowance for doubtful accounts is appropriate; however, actual write-offs might exceed the recorded allowance. As at December 31, 2007, we did not have an allowance for doubtful accounts.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.

Year ended December 31, 2007 compared to year December 31, 2006

Revenue

For the year ended December 31, 2007, total revenue amounted to $18,998,000 compared to $15,874,000 for the year ended December 31, 2006.

For the year ended December 31, 2007, product sales were $11,935,000 compared to $6,863,000 for the year ended December 31, 2006 and consisted of sales of our once-daily tramadol product. The year over year increase is primarily attributable to the fact that, having initiated shipments in several new countries in the fourth quarter of 2006, we benefited from a full year of sales in these countries in 2007. We additionally initiated shipments in the following countries in 2007: Austria, Canada and Poland. In 2007, lower average selling prices per tablet compared to 2006 resulting primarily from significant sales in 2006 in one particular market with higher selling prices, were more than offset by the increase in volume. Sales in Belgium, Canada, France, Germany, Italy and Poland included the sale of samples for the initial promotion of the product.

During 2007, we recognized licensing revenue of $5,846,000, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for once-daily tramadol. Licensing revenue for the year ended December 31, 2006 was $9,011,000. The decrease in licensing revenue recognized is attributable to the two extensions of the estimated term over which we are recognizing the up-front payment of US$20 million previously received from Purdue Pharma, following receipt of the two FDA approvable letters in September 2006 and May 2007. This up-front payment is recognized on a straight-line basis over the term during which we will be maintaining substantive contractual obligations to Purdue Pharma, namely pursuing regulatory approval in the U.S., and supplying product for an initial eighteen-month period post launch, as per our agreement.

For the year ended December 31, 2007, revenue generated from research and development collaborations amounted to $1,217,000 while there was no revenue generated from research and development collaborations in the previous year. This revenue was derived from our relationship with an existing partner under which we were engaged to develop additional dosage strengths of our once-daily tramadol.

Cost of Goods Sold

For the years ended December 31, 2007 and December 31, 2006, cost of goods sold (excluding amortization) was $7,216,000 and $4,940,000, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

During the year ended December 31, 2007, following the receipt of the second approvable letter from the FDA for our once-daily tramadol product, we recorded a write-down of previously capitalized inventory costs and related deposits to contract manufacturers, which we had incurred in anticipation of U.S. approval expected in June 2007, and our plan to launch as quickly as possible thereafter. These costs had

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MANAGEMENT’S DISCUSSION AND ANALYSIS

been capitalized prior to regulatory approval, based on our best estimate of the timing of the launch. This write-down, net of the costs recovered, amounted to $1,422,000. This write-down represents our best estimate of the loss that will actually be incurred based on our evaluation of the inventory which may be sold in other markets and amounts which have been or may be otherwise recovered. The actual loss which we will incur may be different than our estimate. During fiscal 2006, we recorded a $1,422,000 write-off of inventory, which we considered had not been manufactured according to specifications by a supplier. We had rejected these non-conforming products and were seeking appropriate compensation from the supplier in accordance with the terms of the supply agreement. During the third quarter of fiscal 2007, we came to an agreement regarding this dispute and as a result we reversed, in cost of goods sold, previously recorded accounts payable to the vendor totalling $236,000.

Excluding the above mentioned adjustments, gross margin as a percentage of product sales revenue is 49.5% for the year ended December 31, 2007 compared to 48.7% for the year ended December 31, 2006.

	FOR THE YEAR ENDED
	DEC. 31, 2007	DEC. 31, 2006	VARIANCE
Gross margin %, as reported	39.5%	28.0%	11.5%
Adjusted gross margin %	49.5%[1]	48.7%[2]	0.8%

[1]	Adjusted to exclude the U.S. related inventory write-down of $1,422,000 and to exclude the favourable adjustment of $236,000 relative to a dispute settlement.
[2]	Adjusted to exclude the $1,422,000 inventory write-off.

For the year ended December 31, 2007, the increase in our adjusted gross margin percentage compared to 2006, reflects primarily lower manufacturing costs, which were offset by lower average selling prices per tablet and by the royalty expense which is effective since January 2007. Since the fourth quarter of 2006, we have manufactured tablets exclusively from our large-scale supplier at a significantly lower manufacturing cost per tablet, whereas for the first nine months of 2006, we manufactured exclusively at a small-scale manufacturer at a higher cost per tablet.

Our gross margin will vary, primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the year ended December 31, 2007 were $27,568,000 compared with $19,132,000 for the year ended December 31, 2006. This increase is primarily the result of higher clinical trial activity. In 2007, clinical trial costs were considerably higher as we conducted our Phase III clinical trial for our once-daily formulation of trazodone (study 04ACL3-001), as well as several pharmacokinetic and other studies for various products in our pipeline, while clinical trial activity in 2006 was relatively low. In addition, over the last year, we have expanded our research and development team and our activities as we pursue development of existing and new product candidates for our product pipeline, as described previously in the Overview section.

Research and development tax credits for the year ended December 31, 2007 were $3,985,000 compared to $3,078,000 in the previous year. The research and development tax credits by jurisdiction are as follows:

FOR THE YEARS ENDED:	DEC. 31, 2007 $	DEC. 31, 2006 $
Canadian federal research and development tax credits	2,667,000	2,084,000
Provincial research and development tax credits	1,318,000	994,000

	3,985,000	3,078,000

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We have chosen not to deduct from our taxable income certain discretionary research and development expenses which have an unlimited carryforward period in order to generate a Canadian federal tax expense, in order to utilize a corresponding amount, as indicated in the previous table, of non-refundable Canadian research and development tax credits which have a limited carryforward period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2007 were $20,335,000 compared to $16,598,000 for the year ended December 31, 2006, an increase of $3,737,000 or 23%. The increase is primarily due to higher headcount and related compensation expense, increased legal and patent consulting fees, incremental costs related to our NASDAQ listing as well as marketing and other operational costs as we transition from a company with a focus on research and development to a more diversified commercial operation. Non-cash stock-based compensation expense included in selling, general and administrative expenses increased by $1,180,000 in 2007 primarily due to the timing of option grants to executives. In 2006, the Board of Directors decided that annual option grants to executive officers will be held after the approval of the annual financial statements, to better align remuneration with the Company’s financial performance, rather than prior to year-end and, as such, no stock options were granted to the executive officers in 2006.

Financial Expenses

Financial expenses for the year ended December 31, 2007 were $1,931,000 compared to $2,654,000 for the year ended December 31, 2006. The decrease is primarily due to the reduction of interest expense on the declining balance of our 2005 term loan.

Impairment of Long-term Investment

As previously discussed, we recorded an impairment loss of $1,474,000 on our long-term investment for the year ended December 31, 2007. The impairment represented the difference between our estimate of the fair value and the acquisition cost of our long-term investment and related accrued interest. It is reasonably possible that the amount ultimately recovered may differ materially from this estimate.

Depreciation and Amortization

For the year ended December 31, 2007, depreciation and amortization amounted to $1,974,000 compared with $1,744,000 for the year ended December 31, 2006, increasing as a result of the depreciation or amortization of the additional capital assets acquired during 2006 and 2007, including primarily laboratory equipment, information technology equipment and licenses and trademarks.

Interest Income

Interest income for the year ended December 31, 2007 was $3,478,000 compared with $3,379,000 for the year ended December 31, 2006. The increase is primarily attributable to a higher average rate of return earned on our investments in 2007.

Foreign Exchange Gain (Loss)

For the year ended December 31, 2007, we recorded a foreign exchange loss of $37,000, compared to a gain of $1,008,000 for the year ended December 31, 2006. The gain in 2006 was explained primarily by the favourable impact of the currency fluctuation on our Euro denominated cash balances whereas in 2007 our various foreign exchange gains and losses compensated each other.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

For the year ended December 31, 2007, income tax expense amounted to $2,501,000 compared to $2,136,000 for the year ended December 31, 2006. For the current and the previous year, we have not deducted certain discretionary research and development expenses, in order to record sufficient Canadian Federal taxable income to allow us to utilize our non refundable Canadian Federal research and development tax credits. These Canadian Federal research and development tax credits have a limited carryforward period, whereas the discretionary research and development expenses have an unlimited carryforward period.

Net Loss and Net Loss Per Common Share

Net loss for the year ended December 31, 2007 was $36,575,000 or $0.64 per common share, compared with $23,865,000 or $0.46 per common share, for the year ended December 31, 2006. The increase in net loss is primarily the result of higher research and development expenses, attributable to our clinical trial programs and general research and development activities combined with increased selling, general and administrative expenses as we expand our network in order to become a global commercial organization.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenue

For the year ended December 31, 2006, total revenue amounted to $15,874,000 compared to $3,238,000 for the year ended December 31, 2005.

For the years ended December 31, 2006 and 2005, product sales were $6,863,000 and $1,269,000, respectively, and consisted of sales of our once-daily tramadol product in Europe. The year over year increase is due to the fact that having initiated shipments in October 2005, we only recorded sales during three months in 2005, while in 2006 we have benefited from a full year of sales and have expanded shipments by initiating deliveries in several new markets. During the fourth quarter of fiscal 2006, we delivered our first shipment of products to the United Kingdom, Italy, Spain, France and Belgium. During the year, we additionally shipped products to Germany, the Czech Republic and Slovakia. Sales in Germany, U.K., France and Belgium included the sale of samples for the initial promotion of the product.

During fiscal 2006, we recognized licensing revenue of $9,011,000, representing a portion of the licensing payments previously received from our marketing and distribution partners, under our licensing and distribution agreements for once-daily tramadol. Licensing revenue for the year ended December 31, 2005 was $1,908,000. Licensing payments are generally recognized linearly over the estimated term during which we maintain substantive contractual obligations, as provided for in our revenue recognition policy.

Cost of Goods Sold

For the years ended December 31, 2006 and December 31, 2005, cost of goods sold was $4,940,000 and $758,000, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing and third-party packaging costs for our once-daily tramadol product. Gross margin as a percentage of product sales revenue was 28.0% in 2006 and 40.3% in 2005. Our gross margin will vary, primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold. During fiscal 2006, we recorded a $1,422,000 write-off of inventory, most of which we considered had not been manufactured according to specifications by a supplier. We had rejected these non-conforming products and were seeking appropriate compensation from the supplier in accordance with the terms of the supply agreement. However, since the supplier was disputing our claim, we had written off the inventory to cost of goods sold. Excluding the inventory write-off, our gross margin for the year ended

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MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2006 would have been 48.7%, an increase from the 40.3% realized in 2005. The improvement in adjusted gross margin resulted principally from the use of a new large scale manufacturing supplier for our tablets during the latter part of 2006.

	FOR THE YEAR ENDED
	DEC. 31, 2006	DEC. 31, 2005	VARIANCE
Gross margin %, as reported	28.0%	40.3%	(12.3)%
Adjusted gross margin %	48.7%[1]	40.3%	8.4%

[1]	adjusted to exclude the $1,422,000 inventory write-off.

We are no longer receiving products from the supplier who was disputing our claim, and the latter was not part of our FDA submission and was not expected to be our supplier for the U.S. market. Furthermore, these manufacturing issues had no impact on our European supply chain, as requirements in that marketplace were filled seamlessly by our large-scale supplier.

Research and Development Expenses

Research and development expenses (before government assistance) for the year ended December 31, 2006 were $19,132,000 compared with $22,451,000 for the year ended December 31, 2005. This decrease was primarily the result of the timing and progress of our clinical trial program for our once-daily tramadol product, particularly the MDT3-005 phase III trial in the U.S., which was ongoing in 2005 and completed in the second quarter of 2006. The year ended December 31, 2005 also included costs for the validation of the commercial manufacturing process of our once-daily tramadol at our large-scale manufacturer. These decreases were partially offset by a general increase in 2006 of our research and development capacities as we pursued development of existing and new product candidates for our product pipeline and by consulting fees incurred for the preparation of the Canadian and U.S. regulatory submissions for once-daily tramadol.

Research and development tax credits for the year ended December 31, 2006 were $3,078,000 compared to $2,713,000 in the previous year. This increase can be explained by higher Canadian Federal research and development tax credits recognized during the year, offset by (i) lower provincial tax credits in 2006 due to a reduction of our provincial tax credit rate and (ii) a non-recurring favourable adjustment of $360,000 in 2005 due to a favourable ruling on our notice of objection for previous taxation years.

The research and development tax credits by jurisdiction are as follows:

FOR THE YEARS ENDED DECEMBER 31,	2006	2005
	$	$
Canadian Federal research and development tax credits	2,084,000	1,199,000
Provincial research and development tax credits	994,000	1,514,000

	3,078,000	2,713,000

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2006 were $16,598,000 compared to $12,188,000 for the year ended December 31, 2005, an increase of $4,410,000 or 36%. The increase is primarily due to higher headcount and related compensation expense and other operational costs as we transition from a research and development company to a commercial operation. Increased costs were also incurred for executive and Board of Director’s recruitment fees, severance costs, Bill 198/SOX compliance, market studies and general marketing expenses, legal and patent consulting fees, and incremental costs resulting from our NASDAQ listing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Non-cash stock-based compensation expense included in selling, general and administrative expenses increased by $907,000 in 2006 compared to 2005, primarily due to their fair-value at grant date and to the timing of stock option grants. Furthermore, during 2006, the board of directors decided that the option grants to executive officers will be granted after the approval of the annual financial statements, to better align remuneration with the Company’s financial performance, rather than prior to the year-end as in previous years.

Financial Expenses

Financial expenses for the year ended December 31, 2006 amounted to $2,654,000 compared to $1,937,000 in 2005. The increase is primarily due to the financial expenses related to the term loan agreement that we entered into in June 2005, being incurred for a full year in 2006.

Interest Income

Interest income for year ended December 31, 2006 was $3,379,000 compared with $557,000 for the year ended December 31, 2005. The increase is principally attributable to the higher cash and investment balances resulting from the public offering completed in May 2006. In addition, the average rate of return earned in 2006 was higher than in 2005.

Foreign Exchange Gain

For the year ended December 31, 2006, we recorded a foreign exchange gain of $1,008,000, compared to a gain of $355,000 for the year ended December 31, 2005. Foreign exchange gain for the year ended December 31, 2006 is explained primarily by the favourable impact of the currency fluctuations on our Euro denominated cash balances.

Income Taxes

For the year ended December 31, 2006, the income tax expense amounted to $2,136,000 compared to $1,199,000 for the year ended December 31, 2005. For 2006 and 2005, we had not deducted certain discretionary research and development expenses, in order to record sufficient Canadian Federal taxable income which allowed us to utilize our non refundable Canadian Federal research and development tax credits. These Canadian Federal research and development tax credits have a limited carryforward period, whereas the discretionary research and development expenses have an unlimited carryforward period.

Net Loss

Net loss for the year ended December 31, 2006 was $23,865,000 or $0.46 per common share, compared with $33,334,000, or $0.78 per common share, for the year ended December 31, 2005. The decrease in net loss was the result of higher revenue, including higher interest income, lower expenses related to the clinical trial program for our once-daily tramadol product, partially offset by increased selling, general and administrative expenses as we transitioned to a commercial operation. The decrease in the net loss per share was also the result of the higher weighted average number of common shares outstanding for the year ended December 31, 2006 compared to 2005, primarily due to the share issuance in May 2006.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	THREE MONTHS ENDED
$000s except per share data	DEC. 31, 2007	SEPT. 30, 2007	JUNE 30, 2007	MAR. 31, 2007	DEC. 31, 2006	SEPT. 30, 2006	JUNE 30, 2006	MAR. 31, 2006
Product sales	1,576	2,818	4,149	3,392	2,819	1,097	902	2,045
Licensing and other	1,060	2,275	1,707	2,021	2,339	2,229	2,217	2,226

Total revenue	2,636	5,093	5,856	5,413	5,158	3,326	3,119	4,271

Net loss	(10,036)	(9,031)	(11,009)	(6,499)	(7,165)	(4,361)	(5,542)	(6,797)

Basic and diluted net loss per common share	(0.18)	(0.16)	(0.19)	(0.11)	(0.13)	(0.08)	(0.11)	(0.16)

Fourth quarter results

During the fourth quarter of 2007, revenue was $2,636,000 compared to $5,158,000 for the fourth quarter of 2006. Product sales in the fourth quarter of 2007 were $1,576,000 compared to $2,819,000 in the corresponding period of the previous year. The year over year difference is principally attributed to significant shipments of initial launch quantities having been recorded in the fourth quarter of 2006, including Belgium, France, Italy, Spain and the United Kingdom. These launch quantities, which continued well into the first quarter of 2007, included inventory stocking throughout the supply chain. As a result, while end-user market sales were growing across all our markets during the fourth quarter of 2007, our sales to our partners were actually less than in 2006. Lower average selling prices in 2007 versus 2006, due to product and country mix, also contributed to lower sales in the fourth quarter of 2007. Gross margin for the fourth quarter of 2007 was $1,076,000 or 68.3%, and was positively impacted by the recovery or reversal of previously recorded expenses in 2007 totalling $390,000, primarily relating to the U.S. pre launch inventory. Gross margin for the fourth quarter of 2006 was $146,000 or 5.2%, and was impacted by the previously mentioned inventory write-down of $1,422,000. Excluding these items, adjusted gross margin for the fourth quarter of 2007 was 43.5% compared to 55.6% for the fourth quarter of 2006. The decrease in the adjusted gross margin in the fourth quarter of 2007 is primarily as a result of lower average selling price per tablet. Licensing revenue for the fourth quarter of 2007 was $1,060,000, a decrease from $2,339,000 recognized in the corresponding period in 2006. The decrease is primarily attributable to the extension of the estimated term over which we are recognizing the up-front payment of US$20 million previously received from Purdue Pharma, following receipt of the second FDA approvable letter in May 2007, in addition to a favourable non-recurring adjustment of $378,000 in the fourth quarter of 2006 following the removal of refund conditions attached to certain up-front payments received in 2005.

Research and development expenses (before government assistance) increased to $7,871,000 in the fourth quarter of 2007 from $4,846,000 in 2006 primarily as a result of higher clinical trial activity, combined with a general increase in our research and development team and activities. Selling, general and administrative expenses decreased to $4,495,000 in the fourth quarter of 2007 from $5,538,000 in 2006, primarily as a result of certain non-recurring costs incurred in 2006, including termination benefits. During the fourth quarter of 2007, we recorded an additional impairment loss of $600,000 on our long-term investment (ABCP) following our revision of its estimated fair value. The reduction in the estimated fair value was primarily due to our reassessment of the probability that the restructuring process is successful, following the numerous timelines that have been prolonged by the restructuring committee and the uncertainty with regards to securing the margin call facility. Interest income decreased to $771,000 in the fourth quarter of 2007 from $1,102,000 in the corresponding period of the previous year, due primarily to the lower cash and investments balances as we continue to use the proceeds from the public offering completed in May 2006 to fund our activities.

42  |  LABOPHARM 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net loss for the fourth quarter of 2007 increased to $10,036,000 or $0.18 per share, from $7,165,000 or $0.13 per share in the corresponding period of the previous year. The increase in the net loss is primarily the result of higher research and development expenses, attributable to our clinical trial programs and general research and development activities.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Funding Requirements

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At December 31, 2007, we had an accumulated deficit of $205 million. To date, the Company has financed its cash requirements primarily through share issuances, debt financing, licensing payments, investment tax credits, collaborative research contracts and interest income.

On December 21, 2007, we entered into an agreement for a US$25,000,000 term loan, maturing in December 2011. Under the terms of the new term loan agreement we received US$15,000,000 (Tranche A) upon signing of the agreement, with the remaining US$10,000,000 available beginning May 15, 2008 through November 15, 2008 (Tranche B). The remaining balance of US$2,606,000 of the original term loan entered into in June 2005 with the same lender was repaid using the proceeds of Tranche A.

Cash, cash equivalents and available-for-sale marketable securities totalled $71,899,000 as at December 31, 2007 compared to $100,770,000 as at December 31, 2006, a decrease of $28,871,000, primarily as a result of funds applied to operating activities and the reclassification of $4,329,000 of the ABCP to long-term investment, partially offset by net proceeds generated from financing activities. The investment of these funds is governed by our corporate investing policy. As at December 31, 2007, our marketable securities included commercial paper issued by major Canadian corporations, and bonds issued by government agencies and Canadian corporations.

As at December 31, 2007, working capital1 was $66,317,000. Accounts receivable totalled $1,972,000 as at December 31, 2007 and primarily included trade receivables and sales taxes receivable. Research and development tax credits receivable totalled $1,197,000 and included the estimated tax credits for the year ended December 31, 2007. Inventories totalled $2,875,000 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods, for ongoing commercialization in Europe and in Canada. Accounts payable and accrued liabilities totalled $8,719,000 as at December 31, 2007 and included trade payables and accrued payroll and related expenses and other payables and reserves. Deferred revenue totalled $21,408,000 as at December 31, 2007 and included the unrecognized portion of the licensing fees received from the various licensees of once-daily tramadol. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities should be sufficient to finance our operations and capital needs for the next twenty-four months. However, in light of the inherent uncertainties associated with research and development programs, the scale-up and commercialization of products, the results of clinical testing, receipt of regulatory approval of certain products and the ability to secure licensing agreements, it may be necessary for us to either (i) raise additional funds for the continuing development and marketing of our products, or (ii) delay or scale-back our development programs. Furthermore, additional financing may also be required for business acquisitions or to acquire additional products or technologies.

[1]	Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

LABOPHARM 2007 ANNUAL REPORT  |  43

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Flows

Funds used in operating activities prior to net changes in non-cash operating items amounted to $28,427,000 for the year ended December 31, 2007 compared to $20,222,000 for the year ended December 31, 2006, increasing primarily as a result of our higher net loss in 2007, due to higher research and development expenses. Funds generated by our non-cash operating items were $1,249,000 in 2007 compared to $14,872,000 of funds used in our non-cash operating items in 2006. This variance reflects primarily a reduction in inventory build-up for future commercial sale due to the delay in U.S. launch, combined to receipt of licensing payments, tax credits, income taxes and accounts receivable in 2007, offset by decelerated recognition of deferred revenues.

Funds generated by investing activities for the year ended December 31, 2007 amounted to $23,935,000, reflecting primarily the proceeds from maturities and disposals of marketable securities net of their reinvestment, compared to $74,359,000 of funds applied to investing activities for the preceding year, reflecting primarily the marketable securities acquired with the net proceeds generated from the equity financing completed on May 3, 2006. Capital expenditures for the year were $2,345,000 compared to $3,077,000 for the year ended December 31, 2006. Capital expenditures for 2007 were primarily related to acquisition of laboratory equipment, information technology equipment and licenses and trademarks.

For the year ended December 31, 2007, funds generated from our financing activities amounted to $7,785,000 compared to $102,070,000 for the year ended December 31, 2006. Funds generated in 2007 principally reflected proceeds from the term loan of $14,658,000, of which $541,000 were attributed to the warrants issued in connection with the term loan, partially offset by the reimbursement of $6,977,000, representing the balance outstanding on the original term loan entered into June 2005. In fiscal 2006, net proceeds of $103,494,000 were generated from the equity financing completed on May 3, 2006 and proceeds of $1,930,000 were obtained from the exercise of stock options compared to $225,000 in 2007.

Contractual Obligations

In the normal course of our operations, we have entered into several contracts providing for the following estimated cash payments:

	PAYMENTS DUE BY YEAR
$000s	TOTAL	LESS THAN 1 YEAR	1 –3 YEARS	3 –5 YEARS	MORE THAN 5 YEARS
Capital lease obligations	11,181	988	2,046	2,026	6,121
Long-term debt obligation	19,308	1,550	10,958	6,800	—
Operating leases	335	75	123	122	15
Purchase obligations	15,539	2,001	8,582	4,956	—

Total contractual obligations	46,363	4,614	21,709	13,904	6,136

Capital and operating lease obligations pertain primarily to our facilities in Canada and Europe and the related amounts shown in the above table are the payments due by us in connection with such agreements. We have entered into a long-term supply agreement with a third-party manufacturer in anticipation of the commercialization of our products. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions. Should these conditions be maintained, we have estimated that the minimum remaining commitment related to this agreement could reach up to approximately $15,539,000 for the purchase of bulk tablets.

RELATED PARTY TRANSACTIONS

We have entered into a consulting services agreement with ACPharma Ltd., a company controlled by Anthony C. Playle, who is a director of Labopharm and Managing Director and member of the Board

44  |  LABOPHARM 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Directors of our wholly-owned subsidiary, Labopharm Europe Limited. The fees paid by us to ACPharma Ltd. during 2007 and 2006 were $352,000 and $322,000, respectively. The amounts were recorded at their exchange amounts and are subject to normal trade terms.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

OUTSTANDING SHARE DATA

The number of shares outstanding as of February 20, 2008 is 56,817,963, and it has not changed since December 31, 2007. The number of options outstanding as of February 20, 2008, is 4,633,050 and has increased by 962,300 since December 31, 2007 due to the grant of 985,000 stock options, net of the forfeiture of 22,700 stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from license and distribution agreements and research contracts is, and will be, primarily in Euros or U.S. dollars. In addition, in December 2007, we contracted a $15 million term loan denominated in U.S. currency, the outstanding balance of which was US$15,000,000 as of December 31, 2007. To offset the impact on our consolidated results of operations, financial position or cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of our term loan, we have maintained US$13,006,000 of cash and cash equivalents denominated in US dollars as at December 31, 2007. We have not otherwise hedged significant exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objectives of our investment portfolio are liquidity and capital preservation. Investments are made to achieve the highest rate of return, consistent with these two objectives. We have an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the investments, owing to the relative short-term nature of the investments.

RECENT ACCOUNTING PRONOUNCEMENTS

The CICA has issued the following new Handbook Sections which are effective for our 2008 fiscal year:

Section 3862, “Financial Instruments – Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. We are currently evaluating the impact of the adoption of this new Section on our consolidated financial statements.

Section 3863, “Financial Instruments – Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861 “Financial Instruments – Disclosure and Presentation”. We are currently evaluating the impact of the adoption of this new Section on our consolidated financial statements.

LABOPHARM 2007 ANNUAL REPORT  |  45

MANAGEMENT’S DISCUSSION AND ANALYSIS

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. We are currently evaluating the impact of the adoption of this new Section on our consolidated financial statements.

In June 2007, the CICA issued a new accounting standard – Section 3031, “Inventories”, which replaces the existing standard for inventories, section 3030. The main features of the new Section are as follows: measurement of inventories at the lower of cost and net realizable value; consistent use of either first-in, first-out or a weighted average cost formula to measure cost; reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories. We are currently assessing the impact of the adoption of this new Section on our consolidated financial statements.

Section 1400, “General Standards of Financial Statement Presentation”. This Section has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. We are currently assessing the impact of the adoption of this new Section on our consolidated financial statements.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. We are reviewing the transition to IFRS on our consolidated financial statements and have not yet determined the impact.

CONTROLS AND PROCEDURES

As at December 31, 2007, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer will certify that the design and operating effectiveness of those disclosure controls and procedures were effective.

Also at December 31, 2007, an evaluation of the design of internal controls over financial reporting, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with GAAP. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer will certify that the design of internal controls over financial reporting was effective.

These evaluations were conducted in accordance with the standards of COSO for Smaller Business, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. A disclosure committee comprised of members of senior management assists the President and Chief Executive Officer and the Chief Financial Officer in their responsibilities.

All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

OTHER RISKS AND UNCERTAINTIES

Were any of the following risks to occur, our business, results of operations or financial condition could be materially adversely affected:

•

We have not generated significant revenue to date and expect to continue to experience losses. We may never achieve profitability and our failure to become and remain profitable would depress the market price of our common shares and could impair our ability to raise capital, expand our business, expand our product pipeline or continue our operations.

46  |  LABOPHARM 2007 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

We depend heavily on the success of our lead product candidate, our once-daily tramadol, and if our NDA for our once-daily tramadol product is not approved by the FDA on a timely basis or at all, it would have a material adverse effect on our business.

•	Our products, including our once-daily tramadol product, if approved for marketing, may fail to achieve market acceptance.

•	Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our business, financial condition and results of operations will suffer.

•	The introduction of a generic once-daily tramadol product onto the U.S. market could have a material adverse effect on our U.S. market share and our overall business.

•

We may require additional funding and may not be able to raise additional capital in which case we will be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates.

•	We may not achieve our projected development goals in the time frames we announce and expect.

•	If our clinical trials do not produce successful results, we will not be able to commercialize our product candidates.

•	If we fail to obtain regulatory approvals for our product candidates under development, we will not be able to commercialize our products.

•

Even if we obtain marketing approval, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements. If we fail to comply with these requirements, we could lose marketing approval and sales of any approved commercial products could be suspended.

•

Claims by other companies that we infringe their intellectual property rights may result in liability for damages or stop our development and commercialization efforts, including with respect to our once-daily tramadol product.

•	We may become involved in lawsuits to protect or enforce our intellectual property rights that would be expensive and time consuming.

•	Rapid technological change could make our products or drug delivery technologies obsolete.

•	We have received regulatory approval for only one product that uses any of our drug delivery technologies.

•

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features to our products which may reduce demand for our products and inhibit their effective commercialization.

•	Disputes may arise regarding the ownership or inventorship of our products and technologies.

•	In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.

•

We currently have a single approved source of supply for certain key components of our supply chain including for the active pharmaceutical ingredient tramadol, our Contramid®cross -linked high amylose starch, and the manufacturing of once-daily tramadol bulk tablets. The loss of any of these suppliers will have a material adverse effect on our financial position and results of operations.

LABOPHARM 2007 ANNUAL REPORT  |  47

MANAGEMENT’S DISCUSSION AND ANALYSIS

•

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

•	We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

•	We have no experience in selling, marketing or distributing our products, and we have no internal capability to do so yet.

•	Our agreements relating to the development and distribution of products may expose us to a number of risks.

•	If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

•	We have international operations that expose us to additional business risks.

•

We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

•	We may incur losses associated with foreign currency fluctuations.

•	Generic drug manufacturers will increase competition for certain products and may reduce our royalties or gross margin on product sales.

•	Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

•

If we are unable to obtain adequate reimbursement from governments or third-party payors for any product that we may develop or to obtain acceptable prices for such product, our revenues and prospects for profitability will suffer.

•	Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

•	We are subject to the risk of product liability claims, for which our current insurance coverage may not be sufficient or adequate.

•

Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating the handling, storage and disposal of hazardous waste.

•	Our tax planning strategies are subject to audit from taxation authorities. The outcome of these audits may result in material taxes payable or an increase in expected future tax rates.

•	Our share price has been volatile, and the price of our common shares could decline.

•	Future issuances of common shares by us or sales by our existing shareholders may cause our stock price to fall.

•	We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

•	We may be a passive foreign investment company for U.S. tax purposes which may negatively affect U.S. investors.

•

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

•

We are exposed to risks if we are unable to comply with laws and future changes to laws affecting public companies, including the Sarbanes-Oxley Act of 2002, and also to increased costs associated with complying with such laws.

48  |  LABOPHARM 2007 ANNUAL REPORT

REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.

As of the end of the Company’s 2007 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2007 was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by the Company’s independent auditors, as stated in their report appearing on page 50.

(signed)	(signed)

James R. Howard-Tripp	Mark A. D’Souza
President and Chief Executive Officer	Senior Vice-President and
Chief Financial Officer
February 20, 2008, Laval

LABOPHARM 2007 ANNUAL REPORT  |  49

REPORTS ON INTERNAL CONTROL OVER FINANCIAL REPORTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited Labopharm Inc.’s (the “Company”) internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management report on internal control over financial reporting on page 49 of this Annual Report. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007 and our report dated February 14, 2008 expressed an unqualified opinion thereon.

(signed)
Montréal, Canada	Ernst & Young LLP
February 14, 2008	Chartered Accountants

50  |  LABOPHARM 2007 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Labopharm Inc. are the responsibility of the management and have been approved by Labopharm’s Board of Directors.

These consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. They include some amounts that are based on estimates and judgments. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

To ensure the accuracy and objectivity of the information contained in the consolidated financial statements, Labopharm’s management maintains a system of internal accounting controls. Management believes this system gives a reasonable degree of assurance that the financial documents are reliable and provide an adequate basis for the financial statements, and that the Company’s assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report primarily through its audit committee. The audit committee is formed of outside directors who review the Company’s annual consolidated financial statements as well as the management’s analysis and the operating results and recommend their approval by the Board. Ernst & Young LLP, Chartered Accountants, the external auditors designated by the shareholders, periodically meet with the audit committee to discuss auditing, the reporting of financial information and other related subjects.

(signed)	(signed)

James R. Howard-Tripp	Mark A. D’Souza
President and Chief Executive Officer	Senior Vice-President and
Chief Financial Officer
February 20, 2008, Laval

LABOPHARM 2007 ANNUAL REPORT  |  51

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited the consolidated balance sheets of Labopharm Inc. (the “Company”) as at December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

As explained in Note 3 to the consolidated financial statements, in 2007, the Company adopted the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3251 “Equity”, Section 1530 “Comprehensive Income”, and Section 3865 “Hedging.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2008 expressed an unqualified opinion thereon.

(signed)
Montréal, Canada	Ernst & Young LLP
February 14, 2008	Chartered Accountants

52  |  LABOPHARM 2007 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

[thousands of Canadian dollars]

AS AT DECEMBER 31,	2007 $	2006 $
ASSETS [note 14]
Current
Cash and cash equivalents	17,173	13,722
Available-for-sale marketable securities [note 4]	54,726	87,048
Accounts receivable [note 5]	1,972	2,701
Research and development tax credits receivable [note 18]	1,197	1,869
Income taxes receivable	161	939
Inventories [note 6]	2,875	5,287
Prepaid expenses and other assets	1,460	1,384

Total current assets	79,564	112,950

Restricted long-term investments [note 7]	1,277	1,280
Long-term investment [note 8]	4,329	—
Property, plant and equipment, net [note 9]	10,800	10,909
Intangible assets, net [note 10]	3,453	3,205
Deferred financing costs [note 3]	—	156
Future income tax assets [note 17]	116	134

	99,539	128,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 11]	8,719	8,908
Current portion of deferred revenue [note 12]	4,325	7,916
Current portion of obligations under capital leases [note 13]	203	94
Current portion of long-term debt [note 14]	—	4,425

Total current liabilities	13,247	21,343

Deferred revenue [note 12]	17,083	16,593
Obligations under capital leases [note 13]	5,613	5,746
Long-term debt [note 14]	13,647	3,396

Total liabilities	49,590	47,078

Shareholders’ equity
Capital stock [note 15]
Common shares, no par value, unlimited authorized shares, 56,817,963 and 56,747,963 issued as at December 31, 2007 and 2006, respectively	241,955	241,588
Warrants [note 15]	541	—
Contributed surplus [note 15]	12,527	8,417
Deficit	(205,024)	(168,449)
Accumulated other comprehensive loss	(50)	—

Total shareholders’ equity	49,949	81,556

	99,539	128,634

Commitments, guarantees and contingencies [notes 16 and 17]

See accompanying notes

On behalf of the Board:	(signed)	(signed)
	James R. Howard-Tripp	James S. Scibetta

LABOPHARM 2007 ANNUAL REPORT  |  53

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

[thousands of Canadian dollars, except share and per share amounts]

FOR THE YEARS ENDED DECEMBER 31,	2007 $	2006 $	2005 $
REVENUE [note 24]
Product sales	11,935	6,863	1,269
Licensing	5,846	9,011	1,908
Research and development collaborations	1,217	—	61

	18,998	15,874	3,238

EXPENSES
Cost of goods sold (excluding amortization) [note 6]	7,216	4,940	758
Research and development expenses, net [note 18]	23,583	16,054	19,738
Selling, general and administrative expenses [note 25]	20,335	16,598	12,188
Financial expenses [note 19]	1,931	2,654	1,937
Impairment loss on long-term investment [note 8]	1,474	—	—
Depreciation and amortization	1,974	1,744	1,664
Interest income	(3,478)	(3,379)	(557)
Foreign exchange loss (gain)	37	(1,008)	(355)

	53,072	37,603	35,373

Loss before income taxes	(34,074)	(21,729)	(32,135)
Income taxes [note 17]	2,501	2,136	1,199

Net loss for the year	(36,575)	(23,865)	(33,334)

Net loss per share – basic and diluted	(0.64)	(0.46)	(0.78)

Weighted average number of common shares outstanding	56,801,196	52,402,798	42,922,741

See accompanying notes

54  |  LABOPHARM 2007 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) AND COMPREHENSIVE LOSS

[thousands of Canadian dollars, except share amounts]

	OUTSTANDING COMMON SHARES		WARRANTS	CONTRIBUTED SURPLUS	DEFICIT	AOCI*	TOTAL
	#	$	$	$	$	$	$
Balance, December 31, 2004	42,510,630	132,658	—	4,745	(111,250)	—	26,153
Net loss for the year	—	—	—	—	(33,334)	—	(33,334)
Shares issued on the exercise of stock options	834,600	2,242	—	(149)	—	—	2,093
Issuance of warrants	—	—	731	—	—	—	731
Shares issued on the exercise of warrants	328,633	731	(731)	—	—	—	—
Stock-based compensation	—	—	—	1,754	—	—	1,754

Balance, December 31, 2005	43,673,863	135,631	—	6,350	(144,584)	—	(2,603)
Net loss for the year	—	—	—	—	(23,865)	—	(23,865)
Share issuance	12,650,000	112,734	—	—	—	—	112,734
Share issuance costs	—	(9,240)	—	—	—	—	(9,240)
Shares issued on the exercise of stock options	424,100	2,463	—	(533)	—	—	1,930
Stock-based compensation	—	—	—	2,600	—	—	2,600

Balance, December 31, 2006	56,747,963	241,588	—	8,417	(168,449)	—	81,556
Net loss for the year	—	—	—	—	(36,575)	—	(36,575)
Changes in unrealized loss on available-for -sale marketable securities	—	—	—	—	—	(50)	(50)

Comprehensive loss for the year							(36,625)
Issuance of warrants	—	—	541	—	—	—	541
Shares issued on the exercise of stock options	70,000	367	—	(142)	—	—	225
Stock-based compensation	—	—	—	4,252	—	—	4,252

Balance, December 31, 2007	56,817,963	241,955	541	12,527	(205,024)	(50)	49,949

*	Accumulated Other Comprehensive Income (Loss)

See accompanying notes

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CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

[thousands of Canadian dollars]

FOR THE YEARS ENDED DECEMBER 31,	2007 $	2006 $	2005 $
OPERATING ACTIVITIES
Net loss for the year	(36,575)	(23,865)	(33,334)
Items not affecting cash:
Depreciation of property, plant and equipment	1,729	1,514	1,524
Amortization of intangible assets	245	230	140
Amortization of deferred financing costs	—	208	110
Amortization of premium and discount on marketable securities	255	146	—
Impairment loss on long-term investment [note 8]	1,474	—	—
Non-cash financial expenses	131	—	271
Unrealized foreign exchange (gain) loss	44	(921)	(232)
Future income tax	18	(134)	—
Stock-based compensation	4,252	2,600	1,754

	(28,427)	(20,222)	(29,767)
Net change in non-cash operating items [note 20]	1,249	(14,872)	28,727

	(27,178)	(35,094)	(1,040)

INVESTING ACTIVITIES
Acquisition of marketable securities	(73,066)	(106,276)	(20,440)
Proceeds from disposals of marketable securities	13,385	5,000	958
Proceeds from maturities of marketable securities	85,961	29,994	25,685
Acquisition of property, plant and equipment	(1,852)	(1,711)	(843)
Acquisition of intangible assets	(493)	(1,366)	(173)

	23,935	(74,359)	5,187

FINANCING ACTIVITIES
Repayment of obligations under capital lease	(96)	(83)	(134)
Proceeds from issuance of common shares [note 15]	225	114,664	2,093
Issuance costs of common shares [note 15]	—	(9,240)	—
Repayment of long-term debt [note 14]	(6,977)	(3,271)	—
Proceeds from issuance of long-term debt [note 14]	14,117	—	11,586
Proceeds from issuance of warrants [note 14]	541	—	731
Transaction costs [note 14]	(25)	—	(474)

	7,785	102,070	13,802

Foreign exchange gain (loss) on cash held in foreign currencies	(1,091)	823	(476)

Net increase (decrease) in cash and cash equivalents during the year	3,451	(6,560)	17,473
Cash and cash equivalents, beginning of year	13,722	20,282	2,809

Cash and cash equivalents, end of year	17,173	13,722	20,282

Supplemental cash flow information:
Interest paid	1,762	1,994	1,434
Income taxes paid (received)	(850)	633	427

See accompanying notes

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CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

[thousands of Canadian dollars, except where noted and for share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. [the “Company”], incorporated under the Companies Act (Québec) is an international specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary and advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products. The future profitability of the Company is dependent upon such factors as the success of clinical trials, the approval by regulatory authorities of products developed by the Company, and the ability of the Company to successfully market, sell and distribute its products either by itself or through agreements with others. It may be necessary for the Company to obtain additional financing to complete its projects.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. The most significant accounting policies are summarized below. A reconciliation of significant differences with generally accepted accounting principles in the United States [“U.S. GAAP”] is presented in note 26.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, revenue recognition, the period over which certain deferred revenue is recognized, the measurement of allowance for doubtful accounts, long-term asset valuations including long-term investment, impairment assessments, the measurement of the valuation allowance for future tax assets, tax credits, as well as stock-based compensation. The Company reviews all significant estimates affecting the consolidated financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates and such differences could be material.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries, Labopharm Europe Limited, Labopharm (Barbados) Limited, Labopharm Cyprus Limited and Labopharm USA, Inc. All significant inter-company transactions and balances have been eliminated upon consolidation.

Revenue recognition

The Company recognizes revenue from product sales, research and development collaborations, and licensing arrangements, which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

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CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT’D]

Revenue recognition [Cont’d]

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Milestone payments are recognized as revenue when the underlying condition is met, the milestone is not a condition to future deliverables, and collectibility is reasonably assured. Otherwise, they are recognized as revenue over the remaining term of the underlying agreement or the term over which the Company maintains substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period over which the Company maintains substantive contractual obligations changes following significant events or circumstances.

Product sales – Revenue is recognized when the product is shipped to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped, prices are fixed or determinable, and collection is reasonably assured. The Company’s products are indirectly subject to pricing regulations in certain markets.

Research and development collaborations – The Company recognizes revenue from various research agreements as the contracted services are performed or when milestones are achieved, in accordance with the terms of the specific agreements. Up-front payments for the use of technology where further services are to be provided or fees received on the signing of research agreements are recognized over the period of performance of the related activities. Amounts received in advance of recognition are included in deferred revenue.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts related to its accounts receivable. The Company reviews its accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and include these in its allowance. Actual write-offs may however exceed the recorded allowance. The Company did not have an allowance for doubtful accounts as at December 31, 2007 and 2006.

Cash and cash equivalents

Cash and cash equivalents consist of cash and all highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company considers these highly liquid short-term investments with a maturity on acquisition of less than three months to be cash equivalents.

As at December 31, 2007, cash and cash equivalents included $11,913 of cash equivalents yielding 3.2% interest and as at December 31, 2006 and 2005, cash and cash equivalents were comprised of cash.

Available-for-sale marketable securities

Marketable securities are classified as available-for-sale and are recorded at fair value. Unrealized gains or losses are recognized in other comprehensive income in shareholders’ equity until the marketable security is derecognized and all cumulative gain or loss is then recognized in net loss. The Company monitors its marketable securities for declines in value other than temporary and impairment losses are recognized in net loss. The amortization of acquisition premiums and discounts is recorded as a deduction from or addition to interest earned on those securities, respectively.

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CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories are valued at the lower of cost, which is determined on an average cost basis, and net realizable value for finished goods and intermediate finished goods, and replacement cost for raw materials.

Property, plant and equipment

Property, plant and equipment are recorded at cost less related investment tax credits for research and development equipment.

Assets acquired under capital leases are recorded at cost, being the initial present value of the minimum lease payments after deduction of executory costs.

Depreciation of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Building and building improvements	Straight-line over the term of the lease	up to 15 years
Laboratory and plant equipment	Diminishing balance	20% to 30%
Computer hardware and software	Diminishing balance	30%
Furniture and office equipment	Straight-line	5 to 10 years
Leasehold improvements	Straight-line over the term of the lease	up to 10 years

Intangible assets

Intangible assets consist of patents and trademarks and intellectual property rights which consist of fees paid to license technology or to acquire patents. The patent costs include legal fees to obtain patents and patent application fees. Intellectual property rights include fees paid to third-parties for the use of technologies.

Amortization of intangible assets is calculated over their estimated useful lives, which cannot exceed the life of the underlying patents, using the following methods and rates:

Intellectual property rights	Straight-line	up to 20 years
Patents and trademarks	Straight-line	up to 20 years

Impairment of long-lived assets

Property, plant and equipment and other long-lived assets are regularly reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the total of the undiscounted cash flows expected from its use and disposal. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

Financing costs and transaction fees

Financing costs associated with the issuance of debt are deferred, recorded as a reduction of the carrying value of the related debt, and amortized over the term of the related debt using the effective interest rate method. Transactions costs, such as legal fees, that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability’s carrying value at inception.

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CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT’D]

Research and development expenses

Research expenses are charged to income in the year of expenditure less related tax credits. Development costs net of related tax credits are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any such development costs to date.

Government Assistance

Grant amounts resulting from government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate at the time the assistance becomes receivable.

Foreign currency translation

The Company’s foreign subsidiaries are considered to be integrated foreign entities and are accounted for in accordance with the temporal method, as are transactions in foreign currencies entered into by the Company. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate, non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated into Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income during the year in which they occurred.

Stock-based compensation plan

The Company has a stock-based compensation plan and has applied the fair value based method to expense all options awarded to employees and directors since March 1, 2002. The fair value of stock options granted is determined at the date of grant using the Black-Scholes option pricing model, and expensed over the vesting period of the options. In determining the expense, the Company deducts the number of awards that are expected to be forfeited at the time of grant and the Company revises this estimate, if necessary, in subsequent years if actual forfeitures differ from those estimates.

Net loss per share

The basic net loss per share is calculated using the weighted average number of common shares outstanding during the year.

The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects if any, of dilutive common share equivalents such as options. This method requires that the diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the volume weighted average trading price of the common shares during the year.

Diluted net loss per share is equal to the basic net loss per share since the effect of exercising 438,163 stock options [2006 – 2,591,811 and 2005 – 1,574,425] would be antidilutive for all periods presented.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting

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CONSOLIDATED FINANCIAL STATEMENTS

and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Issuance costs of capital stock

The Company records issuance costs of capital stock against capital stock.

Recent accounting pronouncements

The Canadian Institute of Chartered Accountants [“CICA”] has issued the following new Handbook Sections which are effective for the Company’s 2008 fiscal year:

Section 3862, “Financial Instruments – Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Section 3863, “Financial Instruments – Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861 “Financial Instruments – Disclosure and Presentation”. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

In June 2007, the CICA issued a new accounting standard – Section 3031, “Inventories”, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows: measurement of inventories at the lower of cost and net realizable value; consistent use of either first-in, first-out or a weighted average cost formula to measure cost; reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories. The Company is currently assessing the impact of the adoption of this new Section on its consolidated financial statements.

Section 1400, “General Standards of Financial Statement Presentation”. This Section has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The Company is currently assessing the impact of the adoption of this new Section on its consolidated financial statements.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards [“IFRS”] over a transition period expected to end in 2011. The Company is reviewing the transition to IFRS on its consolidated financial statements and has not yet determined the impact.

3.	CHANGES IN ACCOUNTING POLICIES

The CICA recently released the following Handbook Sections: 3855, Financial Instruments – Recognition and Measurement; 1530, Comprehensive Income; 3251, Equity; 3865, Hedges; and 1506, Accounting Changes. The Company adopted these sections on January 1, 2007. The impact of the adoption of these sections on the Company’s consolidated financial statements, as prescribed by the applicable transitional provisions, is presented hereafter.

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CONSOLIDATED FINANCIAL STATEMENTS

3.	CHANGES IN ACCOUNTING POLICIES [CONT’D]

Financial Instruments – Recognition and Measurement

This new Section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures depending on the financial instrument’s classification. Additionally, changes in subsequent measurements, if any, are recognized in net loss or comprehensive loss depending on its classification.

Under the new Section, all financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. Also, all financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheet at fair value. After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which should be measured at amortized cost using the effective interest method of amortization.

The effective interest related to the financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading are included in net loss for the year in which they arise. If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income, or if there has been a loss in value of such investment that is other than a temporary decline, the investment should be written down and the impairment loss should be recognized in net loss.

The Company has classified its cash and cash equivalents as held for trading, its marketable securities, long-term investment and restricted long-term investments as available-for-sale and its accounts receivable have been classified as loans and receivables. As at January 1, 2007, deferred financing costs of $156 were classified as a reduction of the carrying value of long-term debt. Accounts payable and long-term debt have been classified as other financial liabilities. Upon initial application of this Section, all adjustments to the carrying amount of financial assets and liabilities are recognized as an adjustment to the opening balance of deficit or accumulated other comprehensive income, depending on the classification of the existing asset or liability. The initial measurement of the financial instruments of the Company did not result in any adjustment to the opening balance of deficit or accumulated other comprehensive income, and the measurement as at December 31, 2007 resulted in an unrealized loss on available-for-sale marketable securities of $50 recorded in accumulated other comprehensive loss.

Comprehensive Income(Loss) and Shareholders’ Equity

Section 1530 establishes standards for reporting comprehensive income (loss) and as a result of the adoption of this new Section, the cumulative amount, i.e. accumulated other comprehensive income (loss), is presented separately under shareholders’ equity in the consolidated balance sheets and a reconciliation of the accumulated other comprehensive income (loss) as well as the comprehensive income (loss) for the year are presented in the consolidated statements of shareholders’ equity (deficiency) and comprehensive loss. The impact of the adoption of this section is as previously indicated.

Hedges

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that off-setting gains, losses, revenue and expenses are recognized in the same period. The adoption of this standard had no impact on the Company’s consolidated results of operations or financial position.

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CONSOLIDATED FINANCIAL STATEMENTS

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP, or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical [the standard provides specific guidance as to what is considered impractical]; expanded disclosures about the effects of changes in accounting policies, estimates and errors to the financial statements; and, disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. The adoption of this standard did not have a significant impact on the Company’s consolidated results of operations or financial position.

4.	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

Marketable securities are comprised of investment grade instruments with an average weighted yield of 4.29% [2006 – 4.21%], and include the following:

	AMORTIZED COST	GROSS UNREALIZED LOSSES	ESTIMATED FAIR VALUE
	$	$	$
2007
Maturing within one year
Commercial paper	31,083	5	31,078
Corporate bonds	16,096	44	16,052
Government bonds	7,597	1	7,596

	54,776	50	54,726

2006
Maturing within one year
Commercial paper	46,813	—	46,813
Corporate bonds	10,346	—	10,346
Government bonds	22,080	—	22,080

	79,239	—	79,239

Maturing after one year through two years
Corporate bonds	5,239	—	5,239
Government bonds	2,570	—	2,570

	7,809	—	7,809

	87,048	—	87,048

5.	ACCOUNTS RECEIVABLE

	2007	2006
	$	$
Trade	1,165	2,302
Sales taxes	328	314
Other non trade	319	—
Other	160	85

	1,972	2,701

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CONSOLIDATED FINANCIAL STATEMENTS

6.	INVENTORIES

	2007	2006
	$	$
Raw materials	827	2,264
Intermediate finished goods	1,899	2,865
Finished goods	149	158

	2,875	5,287

On May 30, 2007, the Company received a second approvable letter from the U.S. Food and Drug Administration (“FDA”). Prior to the FDA’s decision, the Company had capitalized certain pre-launch inventory costs and deposits to manufacturers associated with the anticipated U.S. launch of its once-daily tramadol product, based on the Company’s best estimate of the timing of the launch. In light of the FDA’s decision, the Company recorded a write-down primarily for the deemed unrecoverable U.S. specific related inventory costs and the deemed unrecoverable deposits to manufacturers. The write-down recorded in cost of goods sold for the year ended December 31, 2007, net of the costs recovered, was $1,422.

7.	RESTRICTED LONG-TERM INVESTMENTS

The restricted long-term investments are comprised of two deposit instruments [two as at December 31, 2006] maturing in 2008 with an average weighted yield of 4.16% [2006 – 4.00%]. The market value of the long term investments held as at December 31, 2007 approximates their carrying value. These two investments collateralize letters of credit issued with regard to lease obligations on behalf of the Company by its bankers [note 16].

8.	LONG-TERM INVESTMENT

As at December 31, 2007, the Company held $5,751 in principal amount of non-bank sponsored asset-backed commercial paper [“ABCP”] with Aurora Trust, Series A. At the date at which the Company acquired this investment, it was rated R-1 (High) by DBRS Limited, the latter’s highest credit rating for commercial paper, and was recorded in available-for-sale marketable securities. The Canadian market for third-party sponsored ABCP suffered a liquidity disruption in mid-August 2007 following which a group of financial institutions and other parties agreed, pursuant to the Montreal Accord [the “Accord”], to a standstill period in respect of ABCP sold by 22 conduit issuers [“Montreal Proposal ABCP”]. A Pan-Canadian Investors Committee was subsequently established to restructure the Canadian market of ABCP, bring liquidity and create transparency as well as optimize the value for ABCP holders.

The Company is not a signatory to the Accord. On December 23, 2007, the Chairman of the Committee announced the framework of the proposed restructuring of 20 conduits [the “Framework Agreement”], including Aurora Trust. The Framework Agreement will [i] extend the maturity of the Montreal Proposal ABCP to provide for a maturity similar to that of the underlying assets; [ii] pool certain series of Montreal Proposal ABCP which are supported in whole or in part by underlying synthetic assets; [iii] mitigate the margin call risk and obligations of the existing conduits with the creation of a structure to address margin calls if they occur; and [iv] support the liquidity needs of those Montreal Proposal ABCP holders requiring it.

There is currently no certainty regarding the outcome of the proposed restructuring and therefore there is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Montreal Proposal ABCP. The Montreal Proposal ABCP last traded in the active market on or about August 13, 2007 and there are currently no market quotations available for the Montreal Proposal

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CONSOLIDATED FINANCIAL STATEMENTS

ABCP. The Company estimates the fair value of its ABCP using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows considering the best available data regarding market conditions for such investment as at December 31, 2007. In determining the fair value of its ABCP, the Company assumes a high probability of success of the restructuring and that its investment will be converted to floating-rate notes [“FRN”] in accordance with the key elements of the Framework Agreement. The Company assumes that the FRNs’ underlying assets will include collateralized debt obligations with an average maturity of 7 years, and a AAA credit rating. Furthermore, in determining the fair value of its ABCP, the Company assumes that returns on the FRNs will be reduced by the cost of a margin facility estimated to be 0.80%. In determining the fair value, the Company has also considered current market conditions surrounding the ABCP market such as liquidity and transparency. As a result of this valuation, the Company has recognized a $1,474 write-down reflecting the estimated decline in fair value of this investment as at December 31, 2007, including a provision for its estimated share of restructuring costs associated with the Accord.

The Company’s estimate of the fair value of its ABCP investments as at December 31, 2007 is subject to significant uncertainty. While the Company believes that its valuation technique is appropriate in the circumstances, changes in certain assumptions could significantly affect the value of its ABCP security in the near term. The resolution of these uncertainties could result in the ultimate fair value of this investment varying significantly from the current estimate. The Company estimates that the fair value of the long-term investment in ABCP could range from $4,120 to $4,650 based on alternative assumptions that are reasonably possible. The liquidity crisis in the Canadian market for third-party sponsored ABCP has otherwise had no significant impact on the Company’s consolidated results of operations or financial position.

9.	PROPERTY, PLANT AND EQUIPMENT

	COST	ACCUMULATED DEPRECIATION	NET CARRYING VALUE
	$	$	$
2007
Building and building improvements	8,428	2,519	5,909
Laboratory and plant equipment	6,192	3,453	2,739
Computer hardware and software	3,111	1,806	1,305
Furniture and office equipment	1,434	656	778
Leasehold improvements	117	48	69

	19,282	8,482	10,800

2006
Building and building improvements	8,323	1,953	6,370
Laboratory and plant equipment	5,505	2,857	2,648
Computer hardware and software	2,437	1,371	1,066
Furniture and office equipment	1,374	626	748
Leasehold improvements	113	36	77

	17,752	6,843	10,909

The right to use the building and the building improvements reverts to its owners in 2018 unless the Company renews or extends the lease.

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CONSOLIDATED FINANCIAL STATEMENTS

9.	PROPERTY, PLANT AND EQUIPMENT [CONT’D]

Property, plant and equipment includes the following assets under capital leases:

	COST	ACCUMULATED DEPRECIATION	NET CARRYING VALUE
	$	$	$
2007
Building	5,970	1,857	4,113
Office equipment	260	158	102

	6,230	2,015	4,215

2006
Building	5,970	1,459	4,511
Laboratory equipment	243	153	90
Office equipment	229	150	79

	6,442	1,762	4,680

Amortization expense of assets under capital leases of $447 [2006 – $468 and 2005 – $473] is included with depreciation of property, plant and equipment. During 2007, $96 of property, plant and equipment were acquired through capital leases [2006 – nil and 2005 – nil].

10.	INTANGIBLE ASSETS

	COST	ACCUMULATED AMORTIZATION	NET CARRYING VALUE
	$	$	$
2007
Intellectual property rights	679	327	352
Patents and trademarks	4,238	1,137	3,101

	4,917	1,464	3,453

2006
Intellectual property rights	500	296	204
Patents and trademarks	3,924	923	3,001

	4,424	1,219	3,205

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007	2006
	$	$
Trade payables and accruals	4,181	4,855
Accrued payroll and related expenses	3,453	3,436
Other	1,085	617

	8,719	8,908

12.	DEFERRED REVENUE

In 2005, the Company received a non-refundable up-front licensing payment of $23.1 million from Purdue Pharma Products L.P. [“Purdue Pharma”], which until May 30, 2007, was recognized as revenue on a straight-line basis until February 2009 which was the estimated term over which the Company would be providing research and development activities and supplying product to Purdue Pharma. Following receipt of the second approvable letter from the FDA on May 30, 2007, the Company has extended the

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CONSOLIDATED FINANCIAL STATEMENTS

period over which it will recognize the balance of this up-front payment remaining in deferred revenue, to July 2011. This period may be shortened or extended further if future events modify the expected term over which the Company maintains substantive contractual obligations to Purdue Pharma. Prior to May 30, 2007, the Company was recognizing $1,618 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $679 per quarter.

13.	OBLIGATIONS UNDER CAPITAL LEASES

	2007	2006
	$	$
Building, repayable in monthly installments of $71 until May 2008, $83 from June 2008 to May 2013, and $ 96 from June 2013 to April 2018, including interest calculated at 14.6%	11,065	11,915
Various leases for office equipment, repayable in monthly installments totalling $4, including interest ranging from 7.3% to 9.9%, with maturity from November 2008 to March 2012	116	71

	11,181	11,986
Interest included in installments	5,365	6,146

	5,816	5,840
Less current portion	203	94

	5,613	5,746

Future minimum annual lease payments under capital leases for the next five years and thereafter are as follows:

$
2008	988
2009	1,023
2010	1,023
2011	1,022
2012	1,004
Thereafter	6,121

11,181

14.	LONG-TERM DEBT

	2007	2006
	$	$
Term loan [Tranche A], maturing on December 1, 2011 bearing interest at 10.95%, payable monthly until June 1, 2009 and subsequently repayable in 30 monthly payments of $563 [US$574] including interest	14,730	—
Term loan, maturing on July 1, 2008, repayable in monthly payments of $381 [US$388] including interest at 11.95%, repaid in December 2007	—	7,786
Adjustment for the debt discount, transaction costs and pro-rata allocated fair value of the warrants	(1,083)	35

	13,647	7,821
Less current portion	—	4,425

	13,647	3,396

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CONSOLIDATED FINANCIAL STATEMENTS

14.	LONG-TERM DEBT [CONT’D]

On June 28, 2005, the Company entered into a US$10,000 term loan agreement, resulting in gross proceeds of $12,317. As part of the agreement, the Company issued 543,104 warrants to purchase common shares [note 15]. On December 21, 2007, the Company signed an amendment to this agreement for an additional US$25,000 term loan tranche maturing on December 1, 2011. Under the terms of the amended agreement, the Company received $15,021 [US$15,000] [Tranche A], with the remaining US$10,000 available beginning May 15, 2008 through November 15, 2008 [Tranche B]. The remaining balance of $2,610 [US$2,606] of the original term loan entered into in June 2005 was repaid using the proceeds of Tranche A and as a result, the Company recorded a loss on extinguishment of debt of $43, which is recorded in financial expenses.

As part of the amended agreement, the Company issued 1,460,152 warrants to purchase common shares, of which 876,091 were fully vested upon executing of the amendment of the term loan agreement [note 15]. Proceeds of $14,658 [$15,021 net of a debt discount of $363] from Tranche A were allocated to the long-term debt for $14,117 and to the 876,091 warrants for $541. The allocation was based on the relative fair values of the long-term debt and of the vested warrants at time of issuance. The term loan is collateralized by all of the Company’s assets except for its intellectual property. If drawn, Tranche B will bear interest at the higher of 10.95% per annum or the Wall Street Journal Prime rate plus 3.2% and will be fixed if and when there is a draw on Tranche B.

The debt discount and the transaction costs related to the amendment of the term loan agreement amounted to $554. These costs and the value allocated to the vested warrants were recorded as a reduction of the carrying value of long-term debt and are amortized over the remaining term of the loan using the effective yield method. As a result of the debt discount, transaction costs and the value assigned to the vested warrants, the effective interest rate of the term loan is approximately 14.5%. Principal repayments of the long-term debt for the next four years, are as follows:

$
2008	—
2009	1,585
2010	5,511
2011	6,551

15.	CAPITAL STOCK

Authorized

Unlimited number of preferred shares, non-participating, non-voting, without par value

Unlimited number of common shares, voting, without par value

Capital stock transactions

During year ended December 31, 2007, 70,000 [2006 – 424,100 and 2005 – 834,600] stock options were exercised for a total cash consideration of $225 [2006 – $1,930 and 2005 – $2,093]. In addition, capital stock was increased by $142 [2006 – $533 and 2005 – $149] and contributed surplus reduced by the same amount to record stock options exercised which were granted after March 1, 2002. In addition, during the year ended December 31, 2005, 328,633 shares were issued on a cashless conversion of 543,104 warrants resulting in a transfer of $731 from contributed surplus to share capital.

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CONSOLIDATED FINANCIAL STATEMENTS

On May 3, 2006, the Company completed a public offering in Canada and the United States and issued 12,650,000 common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734 or an average price per share of $8.91, which considers currency conversion at the closing date. The share issue expenses related to this offering including the underwriters’ discounts and commissions were $9,240.

Warrants

On December 21, 2007, as part of the amended term loan agreement described in note 14, the Company issued 1,460,152 warrants to purchase one common share per warrant, having an exercise price of $1.00 each, with 60% of the warrants being fully vested upon execution of the amended term loan agreement. The remaining 40% vests only if there is a draw on Tranche B. The warrants are subject to repricing if, when the Company initially draws any part of Tranche B, the volume-weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the five days preceding such draw is less than $1.00.

Proceeds from the term loan agreement were allocated to the long-term debt and the vested warrants on a pro-rata basis of their respective fair value. The proceeds allocated to the vested warrants were $541, as set out in note 14.

On June 29, 2005, as part of the term loan agreement described in note 14, the Company issued 543,104 warrants to purchase one common share per warrant, having an exercise price of $2.71 each and expiring on June 29, 2010. During 2005, all of these warrants were exercised on a cashless basis for a total of 328,633 shares.

The Company valued those warrants, which do not have a performance condition, issued in 2007 and 2005 using the Black-Scholes option pricing model with the following weighted average assumptions:

FOR THE YEARS ENDED DECEMBER 31,	2007	2005
Expected volatility	72%	63%
Expected life	5.0 years	5.0 years
Risk-free interest rate	3.88%	3.16%
Dividend yield	n/a	n/a

As at December 31, 2007, 1,460,152 warrants were outstanding [2006 – nil], of which 876,091 were exercisable.

Stock option plan

The Company established a stock option plan for directors, executive officers, employees and consultants of the Company. On April 20, 2005, the Company’s stock option plan was amended in order to express the maximum number of securities issuable thereunder as a percentage of the Company’s issued and outstanding shares rather than a fixed number. The maximum number of common shares that are issuable under the plan shall not exceed 9.9% of the Company’s total issued and outstanding shares at any time.

The maximum number of common shares that may be optioned in favour of any individual will not exceed 5% of the number of outstanding common shares. Under the stock option plan, the price at which the common shares may be purchased will not be lower than the closing price of the common shares on the Toronto Stock Exchange on the grant date. Any options issued are non-transferable.

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CONSOLIDATED FINANCIAL STATEMENTS

15.	CAPITAL STOCK [CONT’D]

Stock option plan [Cont’d]

All of the options that may be granted under the plan are exercisable according to a schedule up to a maximum period of ten years following the grant date thereof. The outstanding options as at December 31, 2007 may be exercised no later than December 2014. Options granted generally vest over a two- or three-year period except for stock options granted to members of the Board of Directors, which vest immediately.

As at December 31, 2007, 5,624,978 [2006 – 5,618,048] securities are issuable under the plan, and 1,954,228 [2006 – 1,068,623] options are available for grant.

The changes in the number of stock options granted by the Company and their weighted average exercise prices are as follows:

	2007		2006		2005
	#	$	#	$	#	$
Balance, beginning of year	3,556,425	6.03	3,560,875	5.59	3,363,475	5.01
Granted	1,399,550	5.50	570,400	7.85	1,071,400	4.92
Exercised	(70,000)	3.22	(424,100)	4.55	(834,600)	2.51
Expired	(1,133,425)	5.96	(141,250)	6.88	(39,000)	2.59
Forfeited	(81,800)	6.24	(9,500)	7.35	(400)	7.92

Balance, end of year	3,670,750	5.89	3,556,425	6.03	3,560,875	5.59

Options exercisable at end of year	2,724,150	6.00	3,008,525	6.03	2,887,975	5.70

Additional information concerning stock options as at December 31, 2007 is as follows:

	OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES	NUMBER OF OPTIONS	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED- AVERAGE EXERCISE PRICE
$	#	[IN YEARS]	$	#	$
0.96 to 1.29	329,100	6.91	1.02	122,600	1.05
2.45 to 4.47	835,750	1.93	3.59	794,850	3.60
6.61 to 6.98	1,476,100	4.60	6.83	899,800	6.74
7.29 to 9.72	1,029,800	2.87	7.98	906,900	8.03

	3,670,750			2,724,150

A compensation expense of $4,252, net of the estimation of forfeitures, has been recognized during the year ended December 31, 2007 [2006 – $2,600 and 2005 – $1,754] for stock options granted to employees and directors since March 1, 2002.

As at December 31, 2007, total unrecognized compensation expense related to unvested stock options was $1,149, and is expected to be allocated to research and development and selling, general and administrative expenses on a weighted-average period of 12.6 months.

Additional information concerning stock options for the years ended December 31, is as follows:

	2007	2006	2005
	$	$	$
Intrinsic value of options outstanding	19	5,532	6,924
Intrinsic value of options exercisable	6	4,961	5,692
Estimated fair value at grant date of options becoming exercisable during the year	3,143	2,313	2,485

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CONSOLIDATED FINANCIAL STATEMENTS

The fair value of options granted during the year was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

FOR THE YEARS ENDED DECEMBER 31,	2007	2006	2005
Expected volatility	66%	65%	67%
Expected life	5.0 years	3.8 years	4.0 years
Risk-free interest rate	4.09%	4.04%	3.67%
Dividend yield	n/a	n/a	n/a

In developing the estimate of expected life, the Company has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Company based its determination of expected volatility on the historical volatility of its traded shares.

The weighted average grant date fair value of stock options granted during the year ended December 31, 2007 using the aforementioned assumptions was $3.09 [2006 – $4.00 and 2005 – $2.65].

16.	COMMITMENTS, GUARANTEES AND CONTINGENCIES

[a]	Commitments

The Company occupies certain facilities under operating lease arrangements and leases certain equipment.

Estimated future minimum annual payments under these operating leases for the years ending December 31 are as follows:

$
2008	75
2009	62
2010	61
2011	61
2012	61
Thereafter	15

335

Rental expenses for facilities and equipment under operating leases totalled $101 in 2007 [2006 – $120 and 2005 – $128].

Letters of credit amounting to $1,277 were issued to the lessors of the Company’s facilities as collateral for the Company’s performance of obligations under the leases. These letters of credit are collateralized by specific investments totalling $1,277 which have been classified as long-term.

The Company has entered into a long-term supply agreement with a third-party manufacturer in anticipation of the commercialization of its products. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions. Should these conditions be maintained, the Company estimates that the minimum remaining commitment related to this agreement could reach up to approximately $15,539 for the purchase of bulk tablets until 2011.

[b]	Guarantees

The Company periodically enters into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these

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CONSOLIDATED FINANCIAL STATEMENTS

16.	COMMITMENTS, GUARANTEES AND CONTINGENCIES [CONT’D]

[b] Guarantees [Cont’d]

indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[c]	Contingencies

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company considers that no amounts are owing as at December 31, 2007.

17.	INCOME TAXES

The components of income tax expense are as follows:

FOR THE YEARS ENDED DECEMBER 31,	2007 $	2006 $	2005 $
Income taxes
Current	2,519	2,270	1,199
Future	(18)	(134)	—

	2,501	2,136	1,199

Income tax expense on loss from operations as presented differs from the amount calculated by applying the statutory income tax rate to loss before income taxes.

The reasons for this difference and the effect on income tax expense are as follows:

	2007		2006		2005
	$	%	$	%	$	%
Income (loss) before income taxes:
Canadian operations	860		3,283		(1,007)
Foreign operations	(34,934)		(25,012)		(31,128)

	(34,074)		(21,729)		(32,135)

Income tax recovery at the
Canadian statutory tax rate	10,911	32.0	6,953	32.0	9,961	31.0

Change in income taxes arising from the following:
Effect of foreign tax rate differential	(7,116)	(20.9)	(4,630)	(21.3)	(6,217)	(19.3)
Non-deductible items	(528)	(1.5)	(71)	(0.3)	(118)	(0.3)
Unrecognized tax benefits of losses carried forward and other differences	(3,415)	(10.0)	(3,418)	(15.7)	(5,423)	(16.9)
Impact of changes in tax rates	(2,191)	(6.4)	(686)	(3.2)	970	3.0
Other	(162)	(0.5)	(284)	(1.3)	(372)	(1.2)

Income tax expense	(2,501)	(7.3)	(2,136)	(9.8)	(1,199)	(3.7)

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CONSOLIDATED FINANCIAL STATEMENTS

The Company did not deduct certain discretionary research and development expenses which have an unlimited carryforward period, and recorded a Canadian federal tax expense and liability of $2,667 in 2007 [$2,084 in 2006 and $1,199 in 2005] in order to utilize a corresponding amount of non-refundable tax credits related to research and development expenditures not previously recognized in the consolidated financial statements and which would eventually expire. The corresponding amount was recognized as government assistance and a reduction of research and development expenses [note 18] and offsets the federal income tax payable for 2007.

The tax effect of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

	2007	2006
	$	$
Future income tax liabilities
Investment tax credits	(798)	(646)
Carrying values of capital assets in excess of tax basis	(121)	—

Total future income tax liabilities	(919)	(646)

Future income tax assets
Tax basis of capital assets in excess of carrying values	1,999	2,482
Net operating losses carried forward of foreign entities	17,048	13,375
Research and development expenditures	10,333	10,338
Share issue costs, financial expenses and other	2,486	2,969
Impairment loss on long-term investment	228	—

Total future income tax assets	32,094	29,164
Valuation allowance	(31,059)	(28,384)

Future tax assets	1,035	780

Net future income tax assets	116	134

During the year ended December 31, 2007, the valuation allowance increased by $2,675.

The Company has accumulated loss carryforwards in foreign jurisdictions which are available to reduce future years taxable income, the benefits of which have not been recognized in these consolidated financial statements. These loss carryforwards expire as follows:

BARBADOS
$
2012	2,728
2013	4,051
2014	3,208
2016	3,981

13,968

In addition, the Company has $142,225 of loss carryforwards in Ireland that are available to reduce taxable income in future years and have an unlimited carryforward period, the benefits of which have not been reflected in these consolidated financial statements.

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CONSOLIDATED FINANCIAL STATEMENTS

17.	INCOME TAXES [CONT’D]

The Company has approximately $46,195 of research and development expenditures for Canadian federal tax purposes and $28,655 for Quebec tax purposes that are available to reduce taxable income in future years and have an unlimited carryforward period. The tax benefit of $2,584 [2006 – $2,019 and 2005 – $1,199] of these expenditures has been recognized for federal and Quebec tax purposes and an additional $1,017 in 2007 for Quebec tax purposes in these consolidated financial statements. Research and development expenditures are subject to audit by the taxation authorities and accordingly, these amounts may vary.

The Company also has accumulated share issue costs which have not been deducted for income tax purposes amounting to approximately $5,983. The benefits of these expenses have not been recorded in the consolidated financial statements.

Canada Revenue Agency Audit

The Company is being audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale, to its foreign subsidiaries, of an undivided interest in certain of its intellectual property rights, and with respect to its international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised the Company of its intent to issue a proposal for the reassessment of the Company on the basis of a proposed recharacterization of the Company’s operations and the 2002 intellectual property sale to the foreign subsidiaries, under paragraphs 247(2)(b) and (d) of the Income Tax Act. The effect of a recharacterization should be that from a Canadian tax perspective, all intellectual property would be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carryforwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carryforwards in Ireland and Barbados. Since the tax benefit of these loss carryforwards is currently offset by the valuation allowance, there should be no impact on the current balance sheet or income statement except as noted below with respect to federal investment tax credit claims. No income tax should currently be payable. In addition, when the Company becomes profitable and has used up all its loss carryforwards, the Company’s effective tax rates would be higher since a greater portion of its revenue would be deemed taxable in Canada.

The Company would also be required to adjust its claims for federal non-refundable investment tax credits recognized in the amounts of $2,667, $2,084 and $1,199 for the years ended December 31, 2007, 2006 and 2005, respectively, which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense in each year.

Once the proposal is received, the Company will evaluate its options to defend against the proposed reassessment. In 2006, the Company took a reserve with respect to valuation issues in relation to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072 and a corresponding reduction in the valuation allowance.

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CONSOLIDATED FINANCIAL STATEMENTS

18.	GOVERNMENT ASSISTANCE

The Company incurred research and development expenditures which are eligible for investment tax credits. The investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. These amounts have been recorded as a reduction of research and development expenditures as follows:

	2007	2006	2005
	$	$	$
Research and development tax credits
Non-refundable	2,667	2,084	1,199
Refundable	1,318	994	1,514

	3,985	3,078	2,713

The Company has non-refundable investment tax credits available amounting to $4,795 related to research and development expenditures which may be utilized to reduce federal income taxes payable in future years and expire as follows:

		$
2015		1,147
2026		1,769
2027		1,879

		4,795

The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements. 19. FINANCIAL EXPENSES
	2007	2006	2005
	$	$	$
Interest on long-term debt	1,089	1,643	1,010
Interest on capital lease obligations	799	803	817
Loss on extinguishment of long-term debt	43	—	—
Amortization of deferred financing costs	—	208	110

	1,931	2,654	1,937

20. NET CHANGE IN NON-CASH OPERATING ITEMS
	2007	2006	2005
	$	$	$
Accounts receivable	505	(3,335)	355
Research and development tax credits receivable	672	(994)	(75)
Income taxes receivable	769	(513)	(425)
Inventories	2,412	(3,099)	(2,188)
Prepaid expenses and other assets	(76)	(932)	(205)
Accounts payable and accrued liabilities	68	(607)	3,140
Deferred revenue	(3,101)	(5,392)	28,125

	1,249	(14,872)	28,727

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CONSOLIDATED FINANCIAL STATEMENTS

21.	EMPLOYEE BENEFIT PLANS

The Company has two defined contribution pension plans, a voluntary contributory Canadian plan effective July 1, 2005 and a voluntary contributory European plan effective December 2003. The Company funded and charged to expenses contributions of $243, $171 and $108 in 2007, 2006 and 2005, respectively.

22.	ECONOMIC DEPENDENCE

The Company is dependent on key raw material suppliers and key contract manufacturers. The loss of any of these suppliers could have a material adverse effect on the Company’s financial position and results of operations.

23.	FINANCIAL INSTRUMENTS

Credit and interest rate risk

Financial instruments that potentially subject the Company to significant concentrations of credit and interest rate risk consist principally of cash equivalents, marketable securities and the long-term investment. The primary objectives for the Company’s investment portfolio are liquidity and capital preservation. Investments are made to achieve the highest rate of return to the Company, consistent with these two objectives. The Company has an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer.

The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the marketable securities, owing to their relative short-term nature.

Also, the Company provides credit to its clients in the normal course of operations. It carries out on a continuing basis, credit evaluations of its customers. Revenue from product sales is primarily from pharmaceutical companies that generally have significant cash resources. As at December 31, 2007, 59% [2006 – 57%] of trade accounts receivable are due from two customers [2006 – two customers].

Currency risk

A substantial portion of the Company’s revenue from research contracts and licensing and distribution agreements is denominated in U.S. dollars or Euros. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. The Company does not currently use derivative financial instruments to reduce its foreign exchange exposure, however, the Company has a natural hedge for a portion of this risk, in that many of its expenditures are in U.S. dollars and Euros. Fluctuations in payments made for the Company’s products could cause unanticipated fluctuations in the Company’s operating results. The significant balances in foreign currencies as at December 31, 2007 are as follows:

	U.S. DOLLARS		EUROS
	2007	2006	2007	2006
	$	$	€	€
Cash and cash equivalents	13,006	6,484	2,471	3,082
Accounts receivable	—	200	768	1,322
Income taxes receivable	163	—	—	610
Restricted long-term investments	—	—	53	51
Accounts payable and accrued liabilities	(729)	(1,286)	(689)	(788)
Long-term debt	(15,000)	(6,675)	—	—

	(2,560)	(1,277)	2,603	4,277

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CONSOLIDATED FINANCIAL STATEMENTS

Fair value of financial instruments

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Accordingly, the estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

The fair values of the available-for-sale marketable securities have been determined by reference to published price quotation.

Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, research and development tax credits receivable, restricted long-term investments and accounts payable approximates their carrying value.

The long-term investment is recorded at its estimated fair value using the methods and assumptions described in note 8.

The estimated fair value of long-term debt, estimated by discounting expected cash flows at rates currently offered to the Company for similar debt, is not significantly different from its respective carrying value at December 31, 2007 and 2006.

24.	SEGMENT DISCLOSURES

The Company operates in one operating segment – pharmaceutical products. The Company carries on business in Canada, Barbados, the United States, Ireland, and substantially all of the Company’s tangible assets are located in Canada. Licensing and product sales revenue has been derived primarily from the business carried on in Ireland, by the Company’s subsidiary Labopharm Europe Limited, and all other revenue has been derived from business carried on in Canada. The intangible assets are jointly owned by the Company and its foreign subsidiaries. The following tables present revenue by the customers’ domicile and property, plant and equipment by location.

	TOTAL REVENUE
	2007	2006	2005
	$	$	$
Europe	11,774	8,138	1,878
United States	5,498	7,736	1,360
Canada	1,726	—	—

	18,998	15,874	3,238

	PROPERTY, PLANT AND EQUIPMENT
	2007	2006
	$	$
Canada	10,281	10,318
Europe	519	591

	10,800	10,909

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CONSOLIDATED FINANCIAL STATEMENTS

24.	SEGMENT DISCLOSURES [CONT’D]

For the year ended December 31, 2007, five customers [2006 – two customers and 2005 one customer] generated 23%, 19%, 15%, 14% and 10%, respectively of product sales [2006 – 60% and 10%, respectively and 2005 – 100%].

For the year ended December 31, 2007, one customer [2006 – one customer and 2005 – two customers] generated 73% of licensing revenue [2006 – 86% and 2005 – 71% and 26%, respectively].

For the year ended December 31, 2007, one customer [2005 – one customer] generated 100% of research and development contract revenue [2005 – 100%].

25.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, in the normal course of business, the Company paid consulting fees of $352 [2006 – $322 and 2005 – $325] to a company related to a director and recorded this amount in selling, general and administrative expenses. These transactions are measured at the exchange amount.

26.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian GAAP. The following represents accounting policies which the Company would adopt in order to conform to U.S. GAAP:

[a]	Stock-based compensation

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in note 2. Under U.S. GAAP, the Company has followed the fair value method in accordance with SFAS 123(R), Accounting for Stock-Based Compensation as of May 1995 [SFAS123(R) as of January 1, 2006]. As such, all compensation expense is also recorded as a charge to income and a credit to accumulated paid-in capital. However, the compensation expense under U.S. GAAP considers options and warrants granted prior to the effective date of the Canadian GAAP requirements.

During the year ended February 28, 2001, the Company granted 196,725 compensation options to its agent in connection with the Company’s issuance of common shares. The options had an exercise period of twenty-four months from August 31, 2000, vested immediately and entitled the holder to purchase common shares at an exercise price of $3.40 per share. Under Canadian GAAP no compensation cost was recorded. Under U.S. GAAP, these options were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $356 was recorded as a share issue cost against share capital, with a corresponding credit to contributed surplus. During the year ended February 28, 2002, 100,000 options were exercised resulting in a transfer of $181 from contributed surplus to share capital, and the remaining 96,725 options expired unexercised in August 2002.

[b]	Warrants

During the year ended February 28, 2000, the Company issued 200,000 warrants to purchase one common share per warrant, to the former supplier of Contramid® in partial settlement for the termination of an agreement. No expense was recorded for the fair value of these warrants under Canadian GAAP. Under U.S. GAAP, these warrants were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $224 was recorded as a charge to operations in fiscal 2000, with a corresponding credit to contributed surplus. In 2002 and 2004, 190,000 warrants were exercised resulting in a total transfer of $213 from contributed surplus to capital stock.

78  |  LABOPHARM 2007 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

26.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT’D]

[c]	Patent and intellectual property costs

Under Canadian GAAP, the Company capitalizes certain patent costs and costs of acquiring intellectual property as further described in note 2. Under U.S. GAAP, such costs would be classified as in-process research and development and would be expensed as incurred until such time as the underlying product is approved for commercialization. Amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect an increase to the net loss for amounts capitalized under Canadian GAAP, offset by a decrease to the net loss for amortization expense under Canadian GAAP.

During the year ended December 31, 2007, the Company acquired certain patents or intellectual property rights which relate to a product approved for sale in Europe and capitalized the purchase cost of $353 [2006 – $97 and 2005 – $1,162] under U.S. GAAP.

[d]	Research and development expenses

Under U.S. GAAP, research and development costs are expensed as incurred and include salaries and benefits, costs paid to third-party contractors to perform research, develop and manufacture drug material, and a portion of facilities costs. Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. There are no deferred research and development costs under U.S. and Canadian GAAP.

[e]	Investment tax credits

Under U.S. GAAP, non-refundable research and development tax credits are applied as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

The effect of the above on the Company’s consolidated financial statements is set out below:

Reconciliation of consolidated net loss and comprehensive loss

FOR THE YEARS ENDED DECEMBER 31,	2007 $	2006 $	2005 $
Net loss under Canadian GAAP	(36,575)	(23,865)	(33,334)
Adjustment for:
Patent and intellectual property costs [c]	11	43	(33)

Net loss under U.S. GAAP	(36,564)	(23,822)	(33,367)
Changes in unrealized comprehensive loss	(50)	—	—

Comprehensive loss under U.S. GAAP	(36,614)	(23,822)	(33,367)

Net loss per share under U.S. GAAP – basic and diluted	(0.64)	(0.46)	(0.78)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as those used for Canadian GAAP purposes.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

LABOPHARM 2007 ANNUAL REPORT  |  79

CONSOLIDATED FINANCIAL STATEMENTS

26.	RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT’D]

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	CANADIAN GAAP $	ADJUSTMENTS $	U.S. GAAP $
2007
Intangible assets [c]	3,453	(2,015)	1,438
Capital stock [a] [b]	241,955	4,024	245,979
Contributed surplus [a] [b]	12,527	6,349	18,876
Deficit	(205,024)	(12,388)	(217,412)

2006
Intangible assets [c]	3,205	(2,026)	1,179
Capital stock [a] [b]	241,588	4,024	245,612
Contributed surplus [a] [b]	8,417	6,349	14,766
Deficit	(168,449)	(12,399)	(180,848)

27.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2007 consolidated financial statements.

80  |  LABOPHARM 2007 ANNUAL REPORT

DIRECTORS & OFFICERS

BOARD OF DIRECTORS	OFFICERS
Labopharm Inc.	Labopharm Inc.

Santo J. Costa[3]	James R. Howard-Tripp
Chairman of the Board	President and Chief Executive Officer
Of Counsel
Smith, Anderson, Blount, Dorsett,	Mark A. D’Souza
Mitchell & Jernigan	Senior Vice-President and Chief Financial Officer

James R. Howard-Tripp[3]	Sylvie Bouchard, MD, PhD.
President and Chief Executive Officer	Senior Vice-President and Chief Medical Officer
Labopharm Inc.
Damon C. Smith, BSc., PhD.
Richard J. MacKay[1,3]	Senior Vice-President, Research and Development
President
Stiefel Canada Inc.	Lynda P.S. Covello, LLB, LLM
General Counsel and Corporate Secretary
Anthony C. Playle
President	Uwe Erbrich, PhD.
ACPharma Limited	Vice-President, Global Quality Assurance

Frédéric Porte[2]	Mary Anne Heino
President	President, Labopharm USA, Inc.
Medipress Management Inc.
Gregory M.C. Orleski
Lawrence E. Posner	Vice-President, Business Development
Partner
Vedanta Capital of New York

Jacques L. Roy[1,2]	Labopharm Europe Limited
Consultant	Anthony C. Playle
Managing Director
James S. Scibetta[2]
Consultant
Genzyme Corporation

Julia Brown[1]	Labopharm USA, Inc.
Strategic Advisor to the Life Sciences Industry	Mary Anne Heino
President

[1]	Member of the Compensation Committee
[2]	Member of the Audit Committee
[3]	Member of the Corporate Governance and

Nominating Committee

LABOPHARM 2007 ANNUAL REPORT  |  81

GENERAL INFORMATION

Labopharm Inc.	Stock Exchange Listing

480 Armand-Frappier Blvd.	TSX: DDS
Laval, Québec H7V 4B4	NASDAQ: DDSS
Telephone: 450 686-0207
Fax: 450 686-9141	Transfer Agent
www.labopharm.com
info@labopharm.com	Canada:
Computershare Trust Company of Canada
Annual Meeting
United States:
May 8, 2008 at 11:00 a.m.	Computershare Trust Company N.A.
The Montreal Museum of Fine Arts
Maxwell-Cummings Auditorium	Auditors
1379 Sherbrooke Street West
Montréal, Québec	Ernst & Young, LLP

Investor Relations
All amounts in this report
Mark A. D’Souza	are in Canadian dollars,
Senior Vice-President and	unless otherwise stated.
Chief Financial Officer
Telephone: 450 680-0207	Ce rapport annuel est disponible
Fax: 450 687-5860	en français sur demande.

Jason Hogan	Printed in Canada
Telephone: 416 815-0700
Fax: 416 815-0080	Credits
jhogan@equicomgroup.com	Copywriting: www.equicomgroup.com
Design and production: www.solocom.ca

Contramid® is a registered trademark of Labopharm Inc.

Polymeric Nano-Delivery Systems™ is a trademark of Labopharm Inc.

82  |  LABOPHARM ANNUAL REPORT 2007

We are an international specialty pharmaceutical company

focused on improving existing drugs by incorporating our proprietary,

advanced controlled-release technologies.

WWW.LABOPHARM.COM

LABOPHARM INC.

480 ARMAND-FRAPPIER BLVD.

LAVAL, QUÉBEC

CANADA H7V 4B4

TEL.: 450 686-0207

FAX: 450 686-9141

Exhibit 99.2

NOTICE OF MEETING

INFORMATION CIRCULAR 2008

ANNUAL MEETING MAY 8, 2008 AT 11:00 A.M. THE MONTREAL MUSEUM OF FINE ARTS MAXWELL-CUMMINGS AUDITORIUM 1379 SHERBROOKE STREET WEST MONTRÉAL, QUEBÉC

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of Shareholders (the “Meeting”) of Labopharm Inc. (“Labopharm” or the “Company”) will be held at The Montreal Museum of Fine Arts on May 8, 2008 at 11:00 a.m. (Montreal time), for the purposes of:

(a)	receiving Labopharm’s audited consolidated financial statements for the financial year ended December 31, 2007 and the report of the auditors thereon;

(b)	electing directors;

(c)	appointing the auditors and authorizing the directors to fix their remuneration;

(d)	considering, and if deemed appropriate, adopting a resolution to renew the Stock Option Plan of the Company; and

(e)	transacting such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Laval, Quebec, this 12th day of March, 2008.

By order of the Board of Directors

(signed)

Mark D’Souza
Senior Vice-President and Chief Financial Officer

SHAREHOLDERS MAY EXERCISE THEIR RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHOULD YOU BE UNABLE TO ATTEND THE MEETING IN PERSON, KINDLY COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED AT YOUR EARLIEST CONVENIENCE. TO BE VALID, PROXIES MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 1500 UNIVERSITY STREET, SUITE 700, MONTREAL, QUEBEC, H3A 3S8, NO LATER THAN AT THE CLOSE OF BUSINESS ON MAY 6, 2008 OR THE SECOND TO LAST BUSINESS DAY PRECEDING THE DATE OF ANY ADJOURNMENT TO THE MEETING. YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED ON THE PROXY.

INFORMATION CIRCULAR

FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 8, 2008

SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation by the Management of Labopharm Inc. of proxies for use at our 2008 Annual Meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes mentioned in the Notice of Annual Meeting of Shareholder (the “Notice of Meeting”) and at all adjournments thereof. As used in this Circular, all references to “Labopharm”, the “Company”, “we”, “us”, “our” or similar terms are to Labopharm Inc.

Except as otherwise indicated, the information contained in this Circular is given as of March 10, 2008. Any information, policies or rules posted on our website as described in this Circular (including Schedules A and B) does not form part of, and shall not be deemed to be incorporated by reference into, this Circular, unless expressly otherwise indicated. The solicitation will be made primarily by mail. However, our employees or mandataries designated by us may also solicit proxies by telephone or in writing. The cost of the solicitation will be borne by us. Upon request, we will reimburse all brokers, banks, depositaries, nominees and other trustees for the reasonable costs incurred by them in order to send the proxy documents to the beneficial owners of our shares.

RULES CONCERNING PROXIES

Any proxy to be used at the Meeting must be received no later than the close of business on May 6, 2008 by our transfer agent, Computershare Trust Company of Canada. A person giving a proxy may revoke it at any time including at any adjournment, unless the proxy has already been used. A proxy may be revoked by a written notice executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or an attorney thereof duly authorized and sent to our Corporate Secretary. The authority conferred upon the proxyholder may also be revoked if the shareholder attends the Meeting in person and makes a request to that effect.

The persons named in the enclosed form of proxy will exercise the voting rights attached to the shares for which they have received the proxy in accordance with the instructions indicated in the form of proxy. In the absence of instructions, the voting rights attached to the shares shall be exercised IN FAVOUR of the matters mentioned in the attached Notice of Meeting.

The enclosed form of proxy confers upon the proxyholder a discretionary power in respect of amendments to the matters set forth in the Notice of Meeting and regarding all other matters which may properly be brought before the Meeting and all adjournments thereof. Our Management is not aware of any such changes or other matters that may come before the Meeting. If, however, such amendments or other matters do properly come before the Meeting or any adjournment thereof, the shares represented by the form of proxy will be voted at the discretion of the proxyholder.

Every shareholder has the right to appoint a person (who need not be a shareholder) to act for and on behalf of the shareholder at the Meeting other than the persons designated in the form of proxy. To do so, the shareholder must strike out the names of the persons named in the proxy and insert the name of the proxyholder in the blank space provided for that purpose in the form of proxy.

NON-REGISTERED SHAREHOLDERS

Non-registered shareholders may vote shares that are held by their nominees in one of the two following manners. Applicable securities laws and regulations, including National Instrument 54-101 —Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees’ voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be read carefully and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of our transfer agent, Computershare Investor Services Inc. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 10, 2008, we had 56,817,963 of our common shares (the “Shares”) issued and outstanding. Shareholders are entitled to one vote per Share.

At the Meeting and all adjournments thereof, each shareholder is entitled to exercise the votes attached to the Shares registered in his or her name at the close of business on March 28, 2008, which is the “record date” that has been set for the Meeting.

To the knowledge of our directors and officers and based upon publicly available information, no person, company or other entity has held or exercised control or direction over, as at March 10, 2008, 10% or more of our issued and outstanding Shares.

We and the Fonds de solidarité des travailleurs du Québec (F.T.Q.), (the “FSTQ”) entered into an agreement on May 29, 2001 (the “FSTQ Agreement”) pursuant to which: (i) as long as FSTQ holds 5% or more of the issued and outstanding Shares, FSTQ has the right to designate two nominees to represent it on our board of directors (the “Board of Directors” or the “Board”); (ii) as long as FSTQ holds 1% or more and less than 5% of the issued and outstanding Shares, FSTQ has the right to designate one nominee to represent it on our Board of Directors; and (iii) the FSTQ Agreement will be in force as long as FSTQ holds 1% or more of the issued and outstanding Shares. As at March 10, 2008, to the knowledge of our directors and officers, FSTQ held 4,469,512 Shares representing approximately 7.87% of all issued and outstanding Shares. Consequently, FSTQ is entitled under the FSTQ Agreement to designate two nominees for election to the Board of Directors. However, given the size of the current and proposed Board of Directors, FSTQ has advised us that it will only exercise its right to designate one nominee to represent it on our Board of Directors.

PRESENTATION OF FINANCIAL STATEMENTS

The annual report including our audited consolidated financial statements for the financial year ended December 31, 2007 and the auditors’ report thereon will be presented at the Meeting.

ELECTION OF DIRECTORS

In accordance with our Corporate Governance Rules, including the Charter of the Corporate Governance and Nominating Committee, the Corporate Governance and Nominating Committee, which reports to the Board of Directors, annually reviews the composition of our Board of Directors with respect to the skills, experience and expertise of its members and draws up, for purposes of review and approval by the Board of Directors, a list of nominees to be proposed as directors of our Company, subject to the requirements of the FSTQ Agreement.

In accordance with the recommendations of the Corporate Governance and Nominating Committee, which recommendations were approved by the Board of Directors, the eight persons listed in the table below will be proposed as nominees for election to the Board of Directors at the Meeting. Mr. Jacques L. Roy is FSTQ’s nominee for election to the Board of Directors.

The name of each person proposed by our Corporate Governance and Nominating Committee as a nominee for election to the position of director, the year in which each nominee first became a director of Labopharm, the principal occupation of each nominee and the number of Shares which each nominee directly or indirectly held as beneficial owner or over which he or she exercised control or direction as at March 10, 2008, are provided in the table below:

Name and Residence	Director Since	Principal Occupation	Number of Labopharm Shares Held Directly or Indirectly as Beneficial Owner
SANTO J. COSTA (C) North Carolina, United States	2006	Of Counsel, Smith, Anderson, Blount, Dorsett, Mictchell & Jernigan (law firm)	25,000
JAMES R. HOWARD-TRIPP(C) Ontario, Canada	1999	President and Chief Executive Officer, Labopharm Inc.	137,730
RICHARD J. MACKAY(A)(C) Quebec, Canada	1995	President, Stiefel Canada Inc. (international pharmaceutical company)	166,971
FRÉDÉRIC PORTE(B) Quebec, Canada	1998	President, Medipress Management Inc. (strategic and financial planning company in the health care sector)	65,000
LAWRENCE E. POSNER Connecticut, United States	2007	Partner, Vedanta Capital of New York (venture capital firm which makes direct investments in life sciences, retail and technology companies)	0
JACQUES L. ROY(A)(B) Quebec, Canada	2001	Consultant	12,000	(1)
JAMES S. SCIBETTA(B) New Jersey, United States	2001	Consultant, Oncology Division, Genzyme Corporation	15,000
JULIA R. BROWN(A) California, United States	2006	Strategic Advisor to the Life Science Industry	20,000

(A)	Member of the Compensation Committee.
(B)	Member of the Audit Committee.
(C)	Member of the Corporate Governance and Nominating Committee.
(1)	Mr. Roy is FSTQ’s nominee pursuant to the FSTQ Agreement. As of March 10, 2008, FSTQ held 4,469,512 Shares.

Each director will hold office until the close of the next annual meeting of shareholders, unless he or she resigns or his or her position becomes vacant by death, removal or otherwise prior to the said meeting.

During the past five years, all of the nominees for election to the position of director mentioned above have held the principal occupations shown above, except for: (i) Mr. Jacques L. Roy, who was Investment Director, Life Sciences with FSTQ from May 2002 to April 2005 and Vice-President, Finance and Corporate Development with Omega Laboratories Limited from July 2005 to February 2007; (ii) Ms. Julia R. Brown, who was Executive Vice-President with Amylin Pharmaceuticals, Inc. from June 2000 until July 2003; (iii) Mr. James S. Scibetta, who was Executive Vice-President and Chief Financial Officer with Merrimack Pharmaceuticals, Inc. from September 2001 to November 2006 and Chief Financial Officer of Bioenvision, Inc. from December 2006 to November 2007; (iv) Dr. Lawrence E. Posner who was Senior Vice-President and Special Medical Liaison to Bayer Pharmaceuticals Corporation until July 2007 and Senior Vice-President and Head U.S. Research and Development with Yamanouchi Pharmaceuticals U.S.A., Inc. (now Astellas Pharma Inc.) from July 2003 to September 2004; and (v) Mr. Santo J. Costa, who was Of Counsel with the law firm Williams, Mullen, Maupin, Taylor from June 2001 to August 2007.

In connection with his functions at FSTQ, Mr. Jacques L. Roy was elected director of LBL Skysystems Corporation (“LBL”) on February 6, 2003. On September 27, 2005, LBL was declared bankrupt pursuant to the Bankruptcy and Insolvency Act (Canada). Mr. Santo J. Costa was the non-executive chairman of the board of Argomed, Inc., a privately held company, until he resigned from such position on August 2, 2002. On the day Mr. Costa resigned from his position, Argomed, Inc. filed for bankruptcy under the laws of the United States. Mr. Frédéric Porte was elected director of Avance Pharma Inc. in October 2004 and resigned from such position in January 2005. In June 2005, Avance Pharma Inc. instituted proceedings under the Companies’ Creditors Arrangement Act (Canada).

Unless instructions are given to abstain from voting with respect to the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees named in the table on the preceding page. Our Management has no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the election, the persons named in the enclosed form of proxy reserve the right to vote for another nominee of their choice.

REMUNERATION OF DIRECTORS

Each non-executive director receives an annual fee of $40,000 for his or her tenure as director. The Chairman of the Board received an additional annual fee of $55,000. Each of the Audit Committee and the Compensation Committee Chairperson received an additional annual fee of $20,000 and the Corporate Governance and Nominating Committee Chairperson received an additional annual fee of $15,000. Additionally, each of the members of the Audit Committee (other than the Chairperson) also received an annual fee of $10,000 and each of the members of the Compensation Committee and of the Corporate Governance and Nominating Committee (other than the Chairperson) an annual fee of $7,500, all of which were payable in quarterly instalments. The previously mentioned amounts are denominated in United States dollars for non-resident directors. Unless otherwise determined by the Board of Directors, each such director also received options to purchase Shares pursuant to our stock option plan. Since May 4, 2006, the formula for option grants is 15,000 options per non-executive director per year and an additional 5,000 options per year for each member of a committee of the Board of Directors. New incoming members to the Board of Directors receive 20,000 options upon joining the Board of Directors, with the exception of the Chairman of the Board of Directors who received 50,000 options upon joining the Board of Directors in March 2006. The Chairman of the Board will further receive an annual grant of 25,000 options commencing in year 2007. Finally, each director is entitled to be reimbursed for the travelling costs incurred by him or her in order to attend the meetings. During the financial year ended December 31, 2007, Board of Directors fees totalled $365,028 for our directors then in office (excluding reimbursement of expenses) and we granted a total of 218,750 options under our stock option plan to such directors during the same period.

REMUNERATION OF EXECUTIVE OFFICERS

The following table sets forth detailed information regarding the compensation earned by (i) our President and Chief Executive Officer and our Senior Vice-President and Chief Financial Officer and (ii) our four other most highly compensated executive officers who were serving as such as at December 31, 2007 and whose total salary and bonus exceeded $150,000 during the most recently completed financial year (collectively referred to as the “Named Executive Officers”), in consideration of services rendered during the financial years ended December 31, 2007, December 31, 2006 and December 31, 2005. The information includes the basic salary, the bonuses granted, the number of stock options granted as well as all other compensation paid that is not mentioned elsewhere.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-term Compensation				All Other Compensation ($)
Name and Principal Occupation	Financial Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Awards			Payouts
					Number of Securities under Options/ SARs Granted		Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)

James R. Howard-Tripp	Dec. 31, 2007	500,225	200,090	—	325,000	(2)	—	—	—
President and Chief	Dec. 31, 2006	467,500	300,000	—	250,000		—	—	—
Executive Officer	Dec. 31, 2005	425,000	340,000	—	155,000		—	—	—
Mark A. D’Souza(3)	Dec. 31, 2007	298,688	59,738	—	100,000	(2)	—	—	—
Senior Vice-President	Dec. 31, 2006	56,731	15,733	—	121,700	(3)	—	—	100,000	(3)
and Chief Financial	—	—	—	—	—		—	—	—
Officer
Sylvie Bouchard	Dec. 31, 2007	326,248	65,250	—	75,000	(2)	—	—	—
Senior Vice-President	Dec. 31, 2006	293,690	93,981	—	70,000		—	—	—
and Chief Medical Officer	Dec. 31, 2005	265,522	100,000	—	80,000		—	—	—
Damon C. Smith	Dec. 31, 2007	288,270	57,654	—	120,000	(2)	—	—	—
Senior Vice-President,	Dec. 31, 2006	240,235	76,875	—	70,000		—	—	—
Research & Development	Dec. 31, 2005	226,633	67,990	—	70,000		—	—	—
Mary Anne Heino (4)	Dec. 31, 2007	272,862	51,378	—	200,000	(2)(4)	—	—	107,491	(4)
President, Labopharm	—	—	—	—	—		—	—	—
USA, Inc.	—	—	—	—	—		—	—	—
Anthony C. Playle	Dec. 31, 2007	129,069	36,160	—	75,000	(2)	—	—	351,530	(5)
Managing Director	Dec. 31, 2006	116,935	92,394	—	70,000		—	—	322,163	(5)
Labopharm Europe	Dec. 31, 2005	116,912	100,000	—	75,000		—	—	329,667	(6)
Limited

(1)	Perquisites that do not exceed the lesser of $50,000 and 10% of the total of annual base salary and bonus are not included in this column.
(2)	On February 20, 2008, the Board of Directors granted the following options to certain Named Executive Officers: Mr. James R. Howard-Tripp: 325,000 options; Mr. Mark D’Souza: 100,000 options; Dr. Sylvie Bouchard: 75,000 options; Dr. Damon C. Smith: 120,000 options; Ms. Mary Anne Heino; 100,000 options; Mr. Anthony C. Playle: 75,000 options.
(3)

Mr. Mark A. D’Souza assumed his duties as Chief Financial Officer in October 2006, at which time he was granted 110,000 stock options and a signing bonus of $100,000. He was employed for 10 weeks of the financial year ended December 31, 2006, based on a yearly salary of $295,000. He was also granted 11,700 stock options on May 9th, 2007 for 2006 fiscal year.

(4)	Ms. Mary Anne Heino assumed her duties as President, Labopharm USA, Inc. in February 2007, with a yearly salary of US$300,000. She was also granted 100,000 stock options and a signing bonus of US$150,000 of which US$100,000 was paid in 2007, and a balance of US$50,000 which was paid in early 2008.
(5)	Consulting fees paid to AcPharma Ltd., a consulting firm controlled by Mr. Playle.
(6)	We paid an amount of $324,768 as consulting fees to AcPharma Ltd., a consulting firm controlled by Mr. Playle and an amount of $4,899 was paid by us as director’s fees.

Stock Options Granted and Exercised During the Most Recently Completed Financial Year

The aggregate number of Shares underlying the options granted during the financial year ended December 31, 2007 to all of our employees and directors was 1,399,500 at prices ranging from $0.96 to $7.33 per Share. The number of options granted to certain Named Executive Officers in 2008, are indicated in note (2) to the Summary Compensation Table found at page 5 of this Circular. The following table indicates the individual grants of stock options to our Named Executive Officers during the financial year ended December 31, 2007.

Options Granted During the Most Recently Completed Financial Year

Name	Number of Shares under Options	Percentage of Total Options Granted During the Financial Year	Exercise Price (per Share)	Market Value of Shares Underlying the Options on the Date of Grant (per Share)(1)	Expiration Date
James R. Howard Tripp	250,000	17.86%	$6.98	$6.98	February 15, 2014
Mark A. D’Souza	11,700	0.84%	$7.33	$7.33	May 9, 2014
Sylvie Bouchard	70,000	5.00%	$6.98	$6.98	February 15, 2014
Damon C. Smith	70,000	5.00%	$6.98	$6.98	February 15,2014
Mary Anne Heino	100,000	7.15%	$6.98	$6.98	February 15, 2014
Anthony C. Playle	70,000	5.00%	$6.98	$6.98	February 15, 2014

(1)	Based on the closing price of the Shares on the Toronto Stock Exchange (the “TSX”) on the date of the grant.

The following table sets forth the stock options exercised by our Named Executive Officers during the financial year ended December 31, 2007. The closing price of the Shares on December 31, 2007 on the TSX was $1.03.

Aggregate Options Exercised During the Most Recently Completed Financial Year

and Financial Year-End Option Values

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized ($)	Number of Unexercised Options as at December 31, 2007		Value of Unexercised in-the-Money Options as at December 31, 2007(1)
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)

James R. Howard-Tripp	—	—	338,300	166,700	—	—
Mark A. D’Souza	—	—	77,200	44,500	—	—
Sylvie Bouchard	—	—	153,300	46,700	—	—
Damon C. Smith	—	—	116,600	46,700	—	—
Mary Anne Heino	—	—	33,300	66,700	—	—
Anthony C. Playle	—	—	158,300	46,700	—	—

(1)	Value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of our Shares on the TSX on December 31, 2007 ($1.03) and multiplying the result by the number of Shares underlying an option. There is no guarantee that this value will ever be realized.

Employment Contracts

Pursuant to their respective employment agreements, in the event of a change of control of the Company, Mr. James R. Howard-Tripp is entitled to receive a cash payment in an amount equal to 24 months of his annual base salary and to his bonus, while Dr. Sylvie Bouchard, Dr. Damon C. Smith, Mr. Anthony C. Playle, Ms. Mary Anne Heino and Mr. Mark A. D’Souza are each entitled to receive a cash payment in an amount equal to 18 months of their annual base salary and to their bonus. Our Named Executive Officers mentioned above would also be entitled to their insurance and health care benefits and all of their unexercised stock options would fully vest in the event of a change of control. These agreements also contain non-solicitation and confidentiality provisions. In addition, these agreements provide, in the event of termination of employment (except where such termination is due to gross negligence of duty), for severance payments of 18 months’ salary (24 months for Mr. Howard-Tripp and three months for Mr. Playle), plus benefits.

REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy

Our executive compensation program is based on the belief that the interests of our executives and shareholders should be closely aligned with one another. Under this philosophy:

•

a significant portion of each executive’s total compensation is linked directly to the attainment of personal objectives that are intended to create value for shareholders in both the short- and long-term.

•

executives are incented to improve our overall performance and profitability and will only be rewarded when the specific goals established by the Compensation Committee (for the Chief Executive Officer and, based on the recommendations of the Chief Executive Officer, for the other Named Executive Officers) have been achieved.

•

each year an executive’s individual performance and contribution will be rewarded through differentiated salary adjustments and bonus paid, if any. We believe that this enables us to attract, retain, and motivate the leadership talent we need to maintain and grow our business successfully.

Determining Executive Compensation

Aside from benefits, the three main components to an executive’s total compensation package are (i) salary, (ii) bonus awards and (iii) option grants.

In determining the proper amount for each compensation component, the Compensation Committee reviews the compensation paid for similar positions at other publicly traded Canadian corporations with which we compete for executive talent. In addition to the foregoing, surveys of remuneration across both the Canadian and U.S. biopharmaceutical industries, as well as general industry and geographical trends, are taken into account and a comparator group of companies (the “Comparator Group”) is then identified. Each year the Compensation Committee reviews the compensation paid to the top executives, including the president and chief executive officer, at the companies comprising the Comparator Group, as well as their corporate performance and other factors in determining the appropriate performance measures and compensation levels for our executives.

(i)	Base Salary

Under our compensation program, the Compensation Committee establishes a range of base salaries for the President and Chief Executive Officer, after having reviewed and analyzed the salaries paid to presidents and chief executive officers occupying similar positions and performing similar functions at the companies within the Comparator Group. For our Named Executive Officers other than the President and Chief Executive Officer, the President and Chief Executive Officer recommends the range of base salaries for each individual executive to the Board of Directors, which then determines the specific salary within that range for each individual executive based upon (i) the attainment of a given Named Executive Officer’s personal objectives and (ii) his or her contribution to our global corporate performance, each in the most recently completed financial year.

For our President and Chief Executive Officer, the Compensation Committee also recommends to the Board of Directors the range for his base salary based upon the salaries paid to the presidents and chief executive officers of the companies within the Comparator Group and, upon its recommendation, the Board of Directors fixes his specific salary from within that range based upon (i) the attainment of his personal objectives and (ii) our global corporate performance. For the financial year ended December 31, 2007, the President and Chief Executive Officer’s annual base salary was $500,225.

(ii)	Bonus Awards

All Named Executive Officers are eligible to receive annual bonus awards. Payment, if any, is based on our overall performance as compared to the objectives established in advance by the Compensation Committee, as well as individual performance. The Compensation Committee may choose to make adjustments to awards to reflect the impact of unplanned events.

The process whereby the President and Chief Executive Officer recommends the amount of a given Named Executive Officer’s bonus award, if any, is based on the same underlying philosophy as that for determining salaries. The President and Chief Executive Officer reviews and analyzes the bonuses paid to executives occupying similar positions and performing similar functions at the companies within the Comparator Group. In accordance with a recommendation of the President and Chief Executive Officer, the Board of Directors has decided that, based upon its review of bonuses paid to executives of companies forming the Comparator Group, our vice-presidents should be eligible to receive an annual bonus of up to 40% of their annual base salary. Every year, the President and Chief Executive Officer assesses the performance of each individual executive, makes his recommendations to the Compensation Committee; the Committee then reviews and analyzes the recommendations of the President and Chief Executive Officer and presents them to the Board of Directors, which in turn votes on such recommendations. Specific amounts of any bonus award to be paid to each individual executive are based upon (i) the attainment of a given Named Executive Officer’s personal objectives and (ii) his or her contribution to our global corporate performance, each in the most recently completed financial year.

The Board of Directors, upon the recommendation of the Compensation Committee, has also decided that, based upon a review of bonuses paid to the presidents and chief executive officers of the companies forming the Comparator Group, our President and Chief Executive Officer should be eligible to receive an annual bonus of up to 80% of his annual base salary. In addition, the Compensation Committee recommends to the Board of Directors the specific amount of the bonus award, if any, to be paid to the President and Chief Executive Officer based upon (i) the attainment of his personal objectives and (ii) our global corporate performance, each in the most recently completed financial year. For the financial year ended December 31, 2007, a bonus in the amount of $200,090 was awarded to our President and Chief Executive Officer.

(iii) Option Grants

All Named Executive Officers are also eligible to be considered for stock option grants. We believe that stock options provide value in three ways: (1) by closely aligning management interests with those of shareholders vis-à-vis share price performance, (2) by acting as a means to attract high potential executives in competition to larger, more established companies, and (3) by having long-term retention value. When, upon the recommendation of the Compensation Committee, the Board of Directors grants options, it follows competitive long-term incentive compensation practices such that the size and value of these grants is intended to place our Named Executive Officers, including our President and Chief Executive Officer, in a competitive position as compared to the estimated value of the options granted to executives occupying similar positions and performing similar functions at companies within the Comparator Group.

When the Compensation Committee recommends to the Board of Directors the size of new grants to each Named Executive Officer, it considers the number of options each executive has previously been granted. Options granted by the Board of Directors upon the recommendation of the Compensation Committee to our Named Executive Officers normally vest as follows: (i) one-third on the date of the grant, (ii) an additional one-third on the first anniversary of the date of the grant, and (iii) the remainder on the second anniversary of the date of the grant.

A total of 571,700 options were granted to our Named Executive Officers during our most recently completed financial year under our stock option plan. The number of options granted to certain Named Executive Officers in 2008, are indicated in note (2) to the Summary Compensation Table found at page 5 of this Circular.

The following individuals currently serve on the Compensation Committee:

Julia R. Brown (Chair);

Richard J. MacKay; and

Jacques L. Roy

PERFORMANCE GRAPH

The performance graph presented below illustrates the cumulative total return of a $100 investment in Canadian dollars in Labopharm Shares, compared with the cumulative total return of the S&P/TSX Health Care Index and the S&P/TSX Composite Index.

The year-end values of each investment are based on share appreciation plus dividends, if any, reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

Labopharm Inc. – Share Price Evolution

December 31, 2002 to December 31, 2007

(December 31, 2002 = 100)

	31/12/02	31/12/03	31/12/04	31/12/05	31/12/06	31/12/07
Labopharm Inc.	100	255	113	194	189	29
S&P/TSX Health Care Index	100	115	95	91	92	69
S&P/TSX Composite Index	100	124	140	170	195	209

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our statement of corporate governance practices is set forth in Schedule A to this Circular.

AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”), which was amended as of June 30, 2005, requires issuers to disclose in their annual information forms certain information with respect to the existence, charter, composition, and education and experience of the members, of their audit committees, as well as all fees paid to external auditors. However, since an issuer’s information (or management proxy) circular is more widely disseminated than is its annual information form, we have decided to present such information with respect to our Audit Committee (other than such committee’s charter) in the Circular and to incorporate this information by reference into our Annual Information Form. The Charter of our Audit Committee forms part of our Corporate Governance Rules and is attached as Schedule B to this Circular. Our Corporate Governance Rules are accessible on our website at www.labopharm.com.

Composition of the Audit Committee

Frédéric Porte, Jacques L. Roy and James S. Scibetta are the current members of our Audit Committee, each of whom is independent and financially literate within the meaning of MI 52-110. Mr. Scibetta is currently Chair of the Audit Committee.

Education and Relevant Experience

The education and related experience of each of the members of our Audit Committee is described below.

Frédéric Porte – Mr. Porte holds a Diplôme d’études approfondies (D.E.A.) in social and economic information from L’Université Paris-Sorbonne in France, as well as a degree in Business Administration and Finance from L’École Supérieure de Commerce in Lyon, France. Mr. Porte is the founder and President of Medipress Management Inc., a company offering strategic and financial planning in the health care sector. Mr. Porte also serves on the board of directors of Angelus Investment Corporation, as well as a of Venture Partner of Genesys Capital Partner. In 1981, he founded L’Actualité Médicale Inc., a publishing company the assets of which were sold in 1985. In 1987, he founded and was President of Clinidata Inc., a medical and pharmaceutical software company, which was purchased by Hoechst Marion Roussel (now sanofi-aventis S.A.) in 1994.

Jacques L. Roy – Mr. Roy holds a Bachelor of Commerce degree (B.Comm.) from McGill University. He has over 25 years of experience working in the fields of finance, venture capital and mergers and acquisitions. Throughout the course of his career, Mr. Roy has served on the board of directors of more than 15 companies (including various life sciences companies) as well as on the audit committee of a number of such companies.

James S. Scibetta – Mr. Scibetta holds a Master’s of Business Administration degree (M.B.A.) from the University of Michigan. He is now acting as a consultant for the Oncology Division of Genzyme Corporation. From December 2006 to November 2007, he was Chief Financial Officer of Bioenvision, Inc. (Nasdaq: BIVN), a product-oriented biopharmaceutical company focused on the development, distribution and marketing of compounds for the treatment of cancer, autoimmune diseases and infections. Mr. Scibetta was previously Executive Vice-President and Chief Financial Officer of Merrimack Pharmaceuticals, Inc., and he served on Merrimack’s board of directors from 1998 to 2004. Prior to joining Merrimack in a management position, Mr. Scibetta served as a senior investment banker for over a decade providing capital raising, mergers and acquisitions and strategic advisory services to healthcare companies.

Pre-Approval Policies and Procedures

In 2004, we adopted an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, which includes specific policies and procedures for the engagement of non-audit services. Such policy is available on our website at www.labopharm.com.

Appointment and Remuneration of External Auditors

At the Meeting, our shareholders will be called upon to appoint auditors to hold office until the next annual meeting of shareholders and to authorize the directors to establish the remuneration of the auditors so appointed.

Unless instructions are given to abstain from voting with regard to the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as auditors of the Company, compensation for their services to be determined by the Board of Directors.

Ernst & Young LLP have been acting as our auditors since July 2002, prior to which Arthur Andersen LLP acted as our auditors since 2001. From 1998 until 2001, Mallette Maheu acted as our auditors. In addition to performing the audit of our consolidated financial statements, Ernst & Young LLP provided other services to us and they billed us the following fees in respect of each of our two most recently completed financial years:

Fees	Financial Year Ended December 31, 2007	Financial Year Ended December 31, 2006
Audit Fees(1)	$361,405	$543,035
Audit-Related Fees(2)	$18,570	$24,948
Tax Fees(3)	$220,392	$221,658
All other Fees(4)	$14,745	$32,077
Total:	$615,112	$821,718

(1)	Refers to the aggregate fees billed by our external auditor for audit services. For the year ended December 31, 2006, the audit fees include fees related to the listing of our shares on the NASDAQ Global Market (“NASDAQ”) of $323,350 and for the year ended December 31, 2007, the audit fees include for the first time the assessment of internal control over financial reporting in accordance with the U.S. Sarbanes-Oxley Act of 2002.
(2)	Refers to the aggregate fees billed for assurance and related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported under (1) above, including professional services rendered by our external auditor for accounting consultations on proposed transactions and consultations related to accounting.
(3)	Refers to the aggregate fees billed for professional services rendered by our external auditor for tax compliance, tax advice and tax planning.
(4)	Refers to the aggregate fees billed for products and services provided by our external auditor, other than the services reported under (1), (2) and (3) above.

DESCRIPTION OF THE STOCK OPTION PLAN

Since our last annual meeting of shareholders, a total of 25,000 Shares have been issued upon the exercise of options, representing approximately 0.04% of our issued and outstanding Shares. As of March 10, 2008, there were options outstanding in respect of

4,633,050 Shares under our stock option plan (the “Stock Option Plan”), representing approximately 8.15% of our issued and outstanding Shares. The following is a description of the purpose, terms and conditions of our Stock Option Plan.

The purpose of the Stock Option Plan is to enable us to attract and retain highly experienced and skilled directors, officers, employees, members of the Scientific Advisory Committee and service providers of Labopharm and its subsidiaries (collectively the “Participants”) and to provide incentives to such Participants to promote the creation of shareholder value by aligning such Participants’ interests with the market value of our Shares.

The Stock Option Plan authorizes the Board of Directors to grant options to purchase Shares to employees, directors, officers, members of the Scientific Advisory Committee or service providers of Labopharm or its subsidiaries from time to time.

The maximum number of Shares that can be issued under the Stock Option Plan may not exceed 9.9% of the total number of Shares issued and outstanding at any given time. In the event that options are exercised, expired or cancelled, the Board of Directors may grant an equivalent number of new options under the Stock Option Plan.

No Participant may hold options to purchase more than 5% of the number of Shares issued and outstanding at any time. The number of securities issuable (or reserved for issuance) to insiders under all of our security-based compensation arrangements may not, at any time, exceed 10% of our issued and outstanding securities. Furthermore, the number of securities issued to insiders under all of our security-based compensation arrangements, within any one-year period, may not exceed 10% of all of our issued and outstanding securities.

The exercise price of options granted under the Stock Option Plan is established by the Board of Directors but may not be lower than the closing market price of the Shares on the TSX on the date of the grant. If no transaction has been reported on such stock exchange on the option grant date, the closing price will be deemed to be the closing price of the Shares on the TSX on the last date on which transactions were reported immediately prior to the option grant date. The Board of Directors determines as part of each option grant the applicable vesting period provided that options may have an expiry date of up to ten years from the date of the grant. Notwithstanding the foregoing, unless the Board of Directors decides otherwise, including in the event of the retirement of an executive officer or a director of the Company, an option is not exercisable from and after each of the following dates:

(i)	in the case of a Participant that is an officer or an employee of Labopharm or one of our subsidiaries:

•	the date on which such Participant resigns or voluntarily leaves his employment;

•	the date on which such Participant’s employment is terminated for cause;

•	six months following the termination of such Participant’s employment by reason of death;

•	90 days following the termination of such Participant’s employment by reason other than those mentioned above, for example, disability, illness, retirement or early retirement;

(ii)	in the case of a Participant that is a director or a member of the Scientific Advisory Committee of Labopharm or one of our subsidiaries but is not employed by Labopharm or one of Labopharm subsidiaries:

•	the date on which such Participant ceases to be a director or a member of the Scientific Advisory Committee for any reason other than death;

•	six months following the date on which such Participant ceases to be a director or a member of the Scientific Advisory Committee by reason of death.

In February 2008, the Board of Directors approved amendments to the Stock Option Plan in order to provide for exceptions, in certain circumstances, to the early termination of an option in the case of retirement of an employee or director of the Company.

No option or interest therein is assignable by a Participant other than by testamentary disposition or by operation of the law of succession. No financial assistance is provided by us to facilitate the purchase of Shares upon the exercise of options under the Stock Option Plan.

The Stock Option Plan contains provisions permitting accelerated vesting in the event that an offer to purchase is made to all holders of Shares (i.e. a takeover bid). In such case, all options become exercisable immediately but only to the extent necessary to enable the Participant to tender his or her Shares in response to the offer.

The Stock Option Plan is administered by the Corporate Governance and Nominating Committee. The Board of Directors, on the advice of the Corporate Governance and Nominating Committee, and subject to any necessary regulatory approval, may amend, suspend or terminate the Stock Option Plan in whole or in part at any time but shareholder approval will be required for the following amendments to the Stock Option Plan or any options granted thereunder:

(i)	an increase of the total number of Shares that may be issued under the Stock Option Plan;

(ii)	a reduction in the exercise price with respect to an option granted under the Stock Option Plan or a cancellation of such an option for the purposes of reissuing new options in replacement thereof;

(iii)	an extension to the term of an option granted under the Stock Option Plan beyond its original expiry date;

(iv)	an amendment to the class of persons eligible for grants of options under the Stock Option Plan; and

(v)	an amendment to allow options granted under the Stock Option Plan to become transferable or assignable other than for estate settlement purposes.

Every three years, all unallocated options under the Stock Option Plan will have to be approved by (i) our Board of Directors, (ii) a majority of our unrelated directors, and (iii) our shareholders.

There is no longer a Scientific Advisory Committee of the Company. However options have been issued to members of such committee in the past.

SECURITY-BASED COMPENSATION ARRANGEMENTS

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at December 31, 2007, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for further issuance under Labopharm’s equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,670,750	$5.89	1,954,228

Total:	3,670,750	$5.89	1,954,228

RESOLUTION 2008-1 – RENEWAL OF STOCK OPTION PLAN

Reference is made to page 12 of this Circular for a description of our Stock Option Plan.

Detailed Renewal Provisions

The unallocated options under the Stock Option Plan were last approved by the shareholders of the Company on April 20, 2005. On February 20, 2008, the Board of Directors of the Company, including unrelated directors of the Company, unanimously approved the unallocated options under the Stock Option Plan. As of February 20, 2008, there were 991,928 unallocated options under the Stock Option Plan (which represented approximately 17.6% of the maximum number of options that could be granted under the Stock Option Plan as of that date). At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to adopt the following resolution approving the unallocated options under the Stock Option Plan (“Resolution 2008-1”):

“BE IT RESOLVED THAT:

1.	all unallocated options under the Stock Option Plan of the Company be and they are hereby approved;

2.	any officer or director of the Company be, and each is hereby authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations; and

3.	the Board of Directors of the Company be, and it is hereby authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution 2008-1.”

Resolution 2008-1 does not amend the Stock Option Plan and does not increase the maximum number of options that can be granted thereunder. To be adopted, Resolution 2008-1 must be approved by a majority of votes cast by shareholders of the Company who vote in person or by proxy at the Meeting. The Board of Directors unanimously recommends that shareholders approve the unallocated options under the Stock Option Plan by voting FOR Resolution 2008-1. Unless instructed to vote against Resolution 2008-1, the persons named in the enclosed form of proxy intend to vote FOR the adoption of Resolution 2008-1.

TRANSACTIONS WITH INTERESTED PARTIES

Except as described below, we are not aware that any of our directors, officers, nominees for election as directors, other informed persons or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of our most recently completed financial year or in any proposed transaction which has materially affected or is likely to materially affect us or any of our subsidiaries.

We have entered into a consulting services agreement with AcPharma Ltd., a company controlled by Anthony C. Playle, who is a director of Labopharm and Managing Director and member of the Board of Directors of our wholly-owned subsidiary, Labopharm Europe Limited. The fees paid by us to AcPharma Ltd. during each of the three most recently completed financial years are indicated in notes 5 and 6 to the Summary Compensation Table found at page 5 of this Circular.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of our directors, executive officers or senior officers or persons who held such positions during the most recently completed financial year or any nominees proposed as a director nor any person associated with any of the foregoing is indebted to us or any of our subsidiaries or was indebted to us or any of our subsidiaries either at any time during the most recently completed financial year or as at March 10, 2008.

LIABILITY INSURANCE

We take out liability insurance for the benefit of our directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of US$30,000,000 per event and policy year. During the same period, the premium paid by us for this insurance coverage was US$507,020. When we are authorized or required to indemnify an insured, a deductible of US$250,000 per non-US securities claim applies, a deductible of US$500,000 per US securities claim applies and a deductible of US$100,000 for all other claims also applies.

OTHER BUSINESS

Management of Labopharm knows of no other matters to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgment pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

ADDITIONAL INFORMATION

Additional Information relating to us may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information related to us is provided in our comparative financial statements and management’s discussion and analysis thereon for the financial year ended December 31, 2007. We provide the following documents to any person who requests same from our Corporate Secretary at 480 Armand Frappier Boulevard, Laval, Quebec, H7V 4B4:

(i)	a copy of the financial statements and management’s discussion and analysis thereon; and

(ii)	a copy of this Circular.

In addition, it will be possible to obtain our Annual Information Form after the date it is filed with the securities commissions or similar securities regulatory authorities in Canada as well as any document incorporated by reference therein. We may require the payment of reasonable expenses if documents are requested by a person who is not a holder of Labopharm’s securities, unless we make a distribution of our securities in accordance with a short form prospectus, in which case such documents will be provided at no charge.

APPROVAL OF THE INFORMATION CIRCULAR

The directors of Labopharm have approved the contents and the sending of this Circular.

By order of the Board of Directors
Laval, Quebec, March 12, 2008

(signed)

Mark D’Souza
Senior Vice-President and Chief Financial Officer

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Labopharm’s Corporate Governance Practices

The Canadian Securities Administrators (the “CSA”) adopted Multilateral Instrument 52-110 — Audit Committees (“MI 52-110”). MI 52-110 sets forth certain requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters.

The CSA also adopted Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices (“MI 58-101”) and National Policy 58-201 — Effective Corporate Governance (“NP 58-201” and, together with MI 52-110, the “CSA Corporate Governance Standards”). NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices, while MI 58-101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly MI 58-101 and NP 58-201 as the primary source of codified recommendations in respect of corporate governance practices in Canada.

In accordance with MI 58-101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Corporate Governance Standards.

In 2007, we reviewed and updated our corporate governance practices. In such process, we abolished our Human Resources and Corporate Governance Committee and created two new committees: the Compensation Committee and the Corporate Governance and Nominating Committee. We adopted and implemented charters of each of these committees. Such charters complemented the following charters and policies, which are still in force and effect: charters of our Board of Directors and Audit Committee, a Disclosure and Confidentiality Policy, a Trading Policy, an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, a Code of Ethics and Business Conduct, a Policy Governing Director Nominations, Shareholder-Board Communications and Director Attendance Meetings and a Whistle-Blowing Policy. We refer to our Board and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet or surpass the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Code of Ethics and Business Conduct available on our website at www.labopharm.com and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our 2007 Annual Information Form, which is available and which may be obtained upon request from our Corporate Secretary, at www.sedar.com or at www.sec.gov (filed as Exhibit 99.1 to our annual report on Form 40-F), also contains certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the following table, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website at www.labopharm.com.

CSA Guidelines		Labopharm’s Corporate Governance Practices
1.	Board of Directors

	(a) Disclose the identity of directors who are independent.	Of the current nine (9) members of our Board of Directors, seven (7) are “independent” within the meaning of MI 58-101, namely Ms. Julia R. Brown, Messrs. Santo J. Costa, Richard J. MacKay, Frédéric Porte, Lawrence E. Posner, Jacques L. Roy and James S. Scibetta.

	(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	The following directors do not qualify as “independent” within the meaning of MI 58-101, as they are officers of Labopharm or one of its subsidiaries, namely Messrs. James R. Howard-Tripp, President and Chief Executive Officer of Labopharm and Chairman of the Board of our wholly-owned subsidiary, Labopharm Europe Limited, and Anthony C. Playle, Managing Director and member of the board of directors of Labopharm Europe Limited.

(c)     Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

See above. Seven (7) of our nine (9) current directors are independent. The proposed nominees for election to our Board of Directors are all the same individuals as our current directors, except for Anthony C. Playle, who is not being proposed for re-election.

(d)     If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Mr. Santo J. Costa is a director of CV Therapeutics, Inc., and OSI Pharmaceuticals Inc., Nasdaq-listed companies, and Digiscripts, a private company. Mr. Anthony C. Playle is a director of Phoqus Group plc, a public company listed on London Stock Exchange’s Alternative Investment Market. Mr. Frédéric Porte is a director of Ambrilia Biopharma Inc., a public company listed on the TSX. Ms. Julia R. Brown is also a director of Targacept, Inc., a Nasdaq-listed company. Mr. James R. Howard-Tripp is a director of GeneNews Limited, a public company listed on the TSX. Mr. James S. Scibetta is a director of Nephros Inc., a public company listed on the American Stock Exchange.

(e)     Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings,

Since 2004, a session has been held outside the presence of management and all non-independent directors, except Anthony C. Playle, at every regular Board meeting. During the Financial year ended December 31, 2007, 5 such sessions were held.

disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

(f)      Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Santo J. Costa is Chairman of the Board of Directors and is “independent” within the meaning of MI 58-101. The Chairman of the Board of Directors leads the Board of Directors in accordance with the mandate of the Board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The table below indicates the directors’ record of attendance at meetings of the Board of Directors and its committees during the financial year ended December 31, 2007:

Director	Board meetings attended	Committee meetings attended	Total Board and Committee meetings attended
Julia R. Brown	8 of 8	4 of 5	92%
Santo J. Costa	8 of 8	3 of 3	100%
James R. Howard-Tripp	8 of 8	3 of 3	100%
Richard J. MacKay	6 of 8	8 of 8	87%
Anthony C. Playle	8 of 8	N/A	100%
Frédéric Porte	8 of 8	4 of 4	100%
Lawrence E. Posner	2 of 2	N/A	100%
Jacques L. Roy	8 of 8	9 of 9	100%
James S. Scibetta	7 of 8	4 of 4	91%

Attendance Rate:	95%	97%	96%

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board of Directors, a copy of which is included in our Corporate Governance Rules available on our website at www.labopharm.com, is to oversee the conduct of our business and supervise our senior management which is responsible for the conduct of the business. The Board of Directors determines matters of corporate policy, assesses management’s execution of these policies and reviews the results obtained.
3.	Position Descriptions

	(a) Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of	The Board has not developed written position descriptions for the Chair of the Board, and the Chair of each of the Audit each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Committee, Corporate Governance and Nominating Committee and Compensation Committee.

The Chair of the Board provides leadership to the directors. He leads, manages and organizes the Board in consistency with practices approved by the Board and ensures that the responsibilities of the Board and its committees are well understood by the directors. He communicates with the President and Chief Executive Officer on a regular basis particularly with respect to the matters of strategic significance. He is responsible for scheduling, setting the agenda for the meetings of the Board with the input from the President and Chief Executive Officer, and presiding over the meetings.

The Chair of each of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee ensures that the mandate of its respective committee is fulfilled.

(b)     Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The corporate objectives of the President and Chief Executive Officer are set according to the strategic plan and the budget approved each year by the Board of Directors. Performance of the President and Chief Executive Officer is assessed against the achievement of the strategic plan and the budget. The Board of Directors is responsible for evaluating the performance of the President and Chief Executive Officer. In addition, the Board of Directors establishes our annual objectives, which the President and Chief Executive Officer is charged with accomplishing.

4.	Orientation and Continuing Education

(a)     Briefly describe what measures the board takes to orient new directors regarding

i)        the role of the board, its committees and its directors, and

ii)      the nature and operation of the issuer’s business.

An orientation and training program for new Board members has been set up by our former Human Resources and Corporate Governance Committee and will now be administered by our Corporate Governance and Nominating Committee. The Board of Directors holds individual meetings with the President and Chief Executive Officer and other executive officers for each new director. New directors are provided with an extensive information package containing: (i) information about Labopharm; (ii) copies of minutes of the previous fiscal year; (iii) a copy of our articles and by-laws; (iv) a copy of the FSTQ Agreement; (v) information on insurance coverage; and (vi) various policies/plans governing the Board and/or senior executives.

(b)     Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Strategic planning sessions, using external consultants and advisors, and including management, are conducted periodically. The Board also has presentations and seminars with external consultants, advisors, and members of the management team, on particular topics on an as-needed basis.

5.	Ethical Business Conduct

	(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We adopted a Code of Ethics and Business Conduct on April 21, 2004, (the “Code of Ethics”).

	(i) disclose how a person or company may obtain a copy of the code;	The Code of Ethics is accessible on our website at www.labopharm.com. A paper copy is also available upon request from our Corporate Secretary.

	(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Corporate Governance and Nominating Committee is responsible for monitoring compliance with our Code of Ethics. Our directors, officers and employees are asked to annually acknowledge in writing review of and compliance with the Code of Ethics as a condition of their engagement or employment relationship with us, as the case may be.

(iii)   provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been required or filed during our financial year ended December 31, 2007 with respect to any conduct constituting a departure from our Code of Ethics.

(b)     Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Audit Committee reviews and approves all related party transactions for potential conflict of interest situations on an ongoing basis.

	(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	We have arranged for an Ethics Hotline through which directors, officers and employees can, on an anonymous basis, disclose any information or knowledge they may have regarding violations of the Code of Ethics or any information or knowledge regarding questionable accounting practices or auditing matters.

6.	Nomination of Directors

	(a) Describe the process by which the board identifies new candidates for board nomination.	Together with our President and Chief Executive Officer, the Corporate Governance and Nominating Committee is responsible for determining the criteria for selection of Board and committee members, including establishing and periodically reviewing our practice relating to the recruitment of Board members. The Corporate Governance and Nominating Committee identifies candidates for election to the Board in consultation with management, through the use of search firms or other advisers, or through such other methods as the Corporate Governance and Nominating Committee deems to be helpful to identify candidates. The Corporate Governance and Nominating Committee will also consider candidates for election to the Board recommended by shareholders.

(b)     Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee is currently composed of three directors, two of which are “independent” namely Messrs. Richard J. MacKay and Santo J. Costa and one director, namely Mr. Howard-Tripp who is not “independent” within the meaning of MI 58-101. The Board of Directors uses outside advisors and consultants to advise the Board of Directors on nomination process, core competencies required on the Board and potential candidates.

	(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Under the Charter of the Corporate Governance and Nominating Committee, the Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become new board members and recommending to the Board the new directors nominees for the next annual meeting of shareholders or for filling vacancies on the Board.

7.	Compensation

	(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Compensation Committee reviews the amount and the form of compensation of directors and officers. In making recommendations to the Board of Directors for appropriate adjustments, the Compensation Committee considers the time commitment, risks and responsibilities of directors and officers, as well as comparative compensation data of other companies at a similar stage of development.

(b)     Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is currently composed of three outside and independent directors, namely Ms. Julia R. Brown and Messrs. Richard J. MacKay and Jacques L. Roy.

	(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Charter of the Compensation Committee provides that the committee is responsible for reviewing and recommending our aggregate compensation level, as well as guidelines to be applied to management employees, with the assistance of outside human resources consultants where appropriate. The Compensation Committee is also responsible for reviewing and recommending to the Board of Directors any proposed amendments to our Stock Option Plan, subject to obtaining any required consents of applicable stock exchanges or securities regulatory authorities and for reviewing annually the level of ownership of Shares by our various directors and officers.

(d)     If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Aon Consulting’s Radford Surveys & Consulting was retained by Labopharm to assist in determining compensation of its directors and officers.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	There are no other standing committees, however, the Corporate Governance and Nominating Committee deals with Corporate Governance issues in addition to nominations.

9.	Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are	In 2007, the Human Resources and Corporate Governance Committee (now the Corporate Governance and Nominating Committee) was mandated by the Board of Directors to conduct a full assessment of the Board. Levin &

not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

Company, Inc., an expert firm was hired to conduct the assessment. The main purpose of this exercise was to determine how the Board compares with the best Canadian corporate governance practices and to ensure that we are well-positioned moving forward.

In addition, the Corporate Governance and Nominating Committee monitors and makes recommendations regarding the effectiveness of our system of corporate governance, including the frequency and content of meetings, the need for any special meetings, communication processes between the Board and management and mandates of Committees of the Board.

MI 52-110 provides that the audit committee must be composed of a minimum of three (3) members, who must be “independent” directors (as defined in those rules).	The charter of our Audit Committee provides that all the members of the committee must be “independent” directors. All members of the Audit Committee are in fact “independent” directors within the meaning of MI 52-110. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from us or any of our subsidiaries, nor is an affiliated person with us, or any of our subsidiaries.

MI 52-110 provides that each audit committee member must be financially literate.	The Charter of the Audit Committee provides that all members of the Committee must have a working familiarity with basic finance and accounting practices, and at least one member of the Committee must have accounting or related financial management expertise.

MI 52-110 provides that the audit committee must have a written charter that sets out its mandate and responsibilities.	The written Charter of the Audit Committee, which forms part of our Corporate Governance Rules and is attached to this Circular as Schedule “B”, sets out the role, mandate and responsibilities of the Audit Committee.

MI 52-110 provides that the audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.	The Charter of the Audit Committee provides that the committee is responsible for recommending to the Board of Directors the appointment, compensation and/or retention (including the authority not to retain or terminate) of any independent auditor engaged by us for the purpose of preparing or issuing an auditor’s report or related work.

MI 52-110 provides that the audit committee must be directly responsible for overseeing the work of	The Charter of the Audit Committee provides that the committee is

the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.	responsible for the overseeing of any independent auditor engaged by us for the purpose of preparing or issuing an auditor’s report or related work.

MI 52-110 provides that the audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer’s external auditor.	In April 2004, our Board of Directors approved an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services Policy, which policy sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor may be pre-approved and is available on our website at www.labopharm.com.

MI 52-110 provides that the audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.	The Charter of the Audit Committee provides that the committee is responsible for reviewing, together with representatives of Management and representatives of the independent auditors, our interim quarterly financial statements and our annual audited financial statements prior to their filing, as well as the related press release, and it shall report thereon to the Board of Directors. The committee is also responsible for monitoring our internal accounting controls, informational gathering systems and management reporting on internal control.

MI 52-110 provides that the audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.	The Charter of the Audit Committee provides that the committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; (b) the confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters; and (c) any other material matters.

MI 52-110 provides that the audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.	If this situation were to arise, the audit committee would review and approve such an event.

MI 52-110 provides that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.	The audit committee has such authority.

SCHEDULE B

CHARTER OF THE AUDIT COMMITTEE

CHARTER OF THE AUDIT COMMITTEE

I.	PURPOSE

The Audit Committee (the “Committee”) of Labopharm inc. (the “Company”) is a committee of the Board of Directors which has responsibility to review the financial statements, accounting policies and reporting procedures of the Company.

This Charter of the Committee has been established and adopted by the Board of Directors in order to provide appropriate guidance to the Committee members as to their duties. This Charter complements Section 8 of By-law No. One of the Company which deals with the constitution of committees and procedural rules at their meetings. The primary function of the Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company, including the review and oversight of: the financial reports and other financial information provided by the Company to any governmental body or the public; the Company’s systems of internal controls regarding finance, accounting, and legal compliance that management and the Board have established; and the Company’s auditing, accounting and financial reporting processes generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.

The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Company’s financial reporting process and the system of internal controls.

•	Monitor the independence and performance of the Company’s external auditors and the internal auditing department (when established).

•	Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department and the Board of Directors.

•	In performing its functions, the Committee may retain at the expense of the Company financial advisors, legal counsel and such other advisors as it deems necessary.

II.	COMPOSITION

•

The Committee shall be comprised of three or more directors, each of whom shall meet the independence and audit committee composition requirements promulgated by the Securities and Exchange Commission of the United States (the “SEC”), the National Association of Securities Dealers, The Ontario Securities Commission, The Authorité des Marchés Financiers, any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company (each a “Regulatory Body” and collectively, the “Regulatory Bodies”), as in effect from time to time.

•

All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise and may qualify as an “audit committee financial expert” under the rules promulgated by the SEC. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

III.	MEETINGS

•	The Committee may invite such other persons to its meetings, as it deems necessary. The Controller and external auditors should be invited to make presentations to the Committee as appropriate.

IV.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Documents/ Reports Review

•

Review with representatives of management and representatives of the independent auditors the Company’s interim quarterly financial statements and the annual audited financial statements prior to their filing, and the related press release of the Company and shall report thereon to the Board of Directors.

•

Satisfy itself, on behalf of the Board of Directors, that the Company’s quarterly and annual audited financial statements are fairly presented in accordance with generally accepted accounting principles and shall recommend to the Board of Directors whether the quarterly and annual financial statements should be approved and included in the filings required by the Regulatory Bodies.

•

Satisfy itself, on behalf of the Board of Directors, that the information contained in the Company’s annual and quarterly financial statements, Annual Report to Shareholders and other financial publications, such as Management’s Discussion and Analysis (MD&A), the Annual Information Form (AIF) (and similar documentation required by the Regulatory Bodies), press releases relating to earnings and the information contained in a prospectus or registration statement does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

•	Review material financial reports or other financial information of the Company submitted to any Regulatory Body, or the public.

•	Have the right:

•	to inspect all the books and records of the Company and its subsidiaries;

•	to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and auditors of the Company and its subsidiaries; and

•

to engage advisors, including to commission reports or supplemental information relating thereto; and any member of the Committee may require the auditors to attend any or every meeting of the Committee.

•

Review such matters and questions relating to the financial position of the Company and its affiliates or the reporting related thereto as the Board of Directors may from time to time refer to the Committee.

•	Together with the Board of Directors, review, assess the adequacy of this Charter periodically, at least annually, as conditions dictate, and update this Charter if and when appropriate.

•

Review and discuss with the independent auditors the report required to be delivered by such auditors pursuant to Section 10A(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Independent Auditors

•

Approve the appointment, compensation, retention (including the authority not to retain or to terminate), termination and oversight of any independent auditor engaged by the Company for the purpose of preparing or issuing an audit report or related work. The Board of Directors shall then put the selection of independent auditors to the vote of the Company’s shareholders.

•	Approve the funding necessary for compensation of any independent auditor and advise the Board of Directors of anticipated funding needs of the Committee.

•	Instruct the independent auditor that the independent auditor shall report directly to the Committee.

•

Satisfy itself, on behalf of the Board of Directors, that the Company’s auditors are “independent” of management and that they are ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders, within the meaning given to such term in the rules and pronouncements of the Regulatory Bodies. Obtain from the independent auditors, at least annually, a formal written statement delineating all relationships between the independent auditors and the Company. Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company. Assure the regular rotation of the audit partners (including, without limitation, the lead and concurring partners) as required under the Exchange Act and Regulation S-X.

•

Approve in advance any and all audit and non-audit assignments awarded to independent auditors and adopt and implement policies for such pre-approval and review all remuneration paid to independent auditors, including for such additional audit and non-audit services; to the extent necessary, any member of the Committee, acting independently, shall be authorized to approve in advance any and all audit and non-audit assignments awarded to independent auditors; provided such member presents all decisions to pre-approve an activity to the full Committee at its first meeting following such decision.

•	Review the performance and the remuneration of the independent auditors and the discharge of the independent auditors when circumstances warrant.

•

Satisfy itself, on behalf of the Board of Directors, that the audit function has been effectively carried out and that any matter which the independent auditors wish to bring to the attention of the Board of Directors has been addressed and that there are no “unresolved differences” with the auditors. Be directly responsible for the resolution of any disagreements between management and the independent auditors regarding financial reporting matters.

Financial Reporting Processes and Risk Management

•

Review the audit plan of the independent auditors for the current year, review the integration of the external audit with the internal control program and review advice from the external auditors relating to management and internal controls and the Company’s responses to the suggestions made therein.

•	Monitor the Company’s internal accounting controls, informational gathering systems and management reporting on internal control. In connection with fulfilling this responsibility,

the Committee shall receive a report on at least an annual basis from the Company’s chief executive officer and chief financial officer in connection with the such officers’ evaluation of internal control over financing reporting as to (1) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial information; and (2) any fraud of which they are aware, whether or not material, that involves a member of management or other employees who have a significant role in the Company’s internal control over financial reporting. The Committee shall direct the actions to be taken and/or make recommendations to the Board of Directors of actions to be taken to the extent such disclosure indicates the finding of any significant deficiencies in internal control over financial reporting or fraud.

•

Review with management and the auditors the relevance and appropriateness of the Company’s accounting principles and policies and the Company’s internal control over financial reporting and review and approve all significant changes to such policies.

•

Obtain annually from the independent auditors, in connection with an audit report and prior to the filing of such audit report, a report presenting the adequacy of the internal audit and financial controls, specifically including (1) critical accounting policies and practices to be used, (2) all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of these alternatives and the treatment preferred by the independent auditors, and (3) material communications between management and the independent auditor.

•

Satisfy itself, on behalf of the Board of Directors, that the Company has implemented appropriate systems of internal control over financial reporting and monitor the annual review and evaluation by management of internal control over financial reporting. The Committee shall also satisfy itself that the Company has implemented appropriate systems of internal control over the safeguarding of the Company’s assets and other “risk management” functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Company’s assets, management, financial and business operations and the health and safety of its employees and that these are operating effectively; make appropriate recommendations to the Board of Directors in connection with the foregoing.

•	Review and approve the Company’s Investment and Treasury policies and monitor compliance with such policies.

•

Review and approve all related party transactions for potential conflict of interest situations on an ongoing basis. “Related party transactions” shall refer to transactions required to be disclosed pursuant to applicable securities regulations and stock exchange regulations or policies.

Legal and Regulatory Compliance

•	The Committee has authority to engage outside advisors as it determines necessary to carry out its duties.

•

Determine funding necessary for ordinary administrative expenses of the Committee and for compensation of any outside advisors to be engaged by the Committee and notify the Company of anticipated funding needs of the Committee.

•	Satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by the Company and remitted to the appropriate authorities.

•	Review, with the Company’s principal external counsel, legal and regulatory matters that could have a material impact on the Company’s financial statements.

•	Satisfy itself, on behalf of the Board of Directors, that all regulatory compliance issues have been identified and addressed and identifying those that require further work.

•	Establish procedures for:

a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters (commonly referred to as the “Whistleblowing Policy”); and

c)	any other material matter.

•

Cause the chief executive officer to investigate any allegations that any officer or director of the Company, or any other person acting under the direction of any such person, took any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the performance of an audit of the financial statements of the Company for the purpose of rendering such financial statements materially misleading and, if such allegations prove to be correct, take or recommend to the Board of Directors appropriate disciplinary action. Notwithstanding the foregoing, if the person in question is the chief executive officer, the investigation shall be undertaken by the Committee.

Budgets

•	Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.

General

•	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

IV	COMPENSATION

•

A member of the Committee may not, other than in his or her capacity as a member of the Committee, the Board of Directors or any other committee established by the Board of Directors, receive directly or indirectly from the Company any consulting, advisory or other compensatory fee from the Company.

We are an international specialty pharmaceutical company

focused on improving existing drugs by incorporating our proprietary,

advanced controlled-release technologies.

WWW.LABOPHARM.COM

LABOPHARM INC.

480 ARMAND-FRAPPIER BLVD.

LAVAL, QUÉBEC

CANADA H7V 4B4

TEL.: 450 686-0207

FAX: 450 686-9141

Exhibit 99.3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of Shareholders (the “Meeting”) of Labopharm Inc. (“Labopharm” or the “Company”) will be held at The Montreal Museum of Fine Arts on May 8, 2008 at 11:00 a.m. (Montreal time), for the purposes of:

(a)	receiving Labopharm’s audited consolidated financial statements for the financial year ended December 31, 2007 and the report of the auditors thereon;

(b)	electing directors;

(c)	appointing the auditors and authorizing the directors to fix their remuneration;

(d)	considering, and if deemed appropriate, adopting a resolution to renew the Stock Option Plan of the Company; and

(e)	transacting such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Laval, Quebec, this 12th day of March, 2008.

By order of the Board of Directors

(signed)

Mark D’Souza
Senior Vice-President and Chief Financial Officer

SHAREHOLDERS MAY EXERCISE THEIR RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHOULD YOU BE UNABLE TO ATTEND THE MEETING IN PERSON, KINDLY COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED AT YOUR EARLIEST CONVENIENCE. TO BE VALID, PROXIES MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 1500 UNIVERSITY STREET, SUITE 700, MONTREAL, QUEBEC, H3A 3S8, NO LATER THAN AT THE CLOSE OF BUSINESS ON MAY 6, 2008 OR THE SECOND TO LAST BUSINESS DAY PRECEDING THE DATE OF ANY ADJOURNMENT TO THE MEETING. YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED ON THE PROXY.

Exhibit 99.4

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual General Meeting to be held on May 8, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Eastern Daylight Time, on Tuesday, May 6, 2008.

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VOTE USING THE TELEPHONE 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

If you vote by telephone, DO NOT mail back this proxy.

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail is the only method by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the telephone.

To vote by telephone, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

25FE08036.E.SEDAR/000001/000001/i

+	+

Appointment of Proxyholder

I/We, being holder(s) of common shares of Labopharm Inc. hereby appoint: Mr. Santo J. Costa, Chairman of the Board of Directors or failing him, Mr. James R. Howard-Tripp, President and Chief Executive Officer	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Labopharm Inc. to be held at the Montreal Museum of Fine Arts on May 8, 2008 at 11:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES.

1. Election of Directors

Management recommends that you vote FOR all of the nominees listed below:

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Withhold

SANTO J. COSTA, JAMES R. HOWARD-TRIPP, RICHARD J. MACKAY, FREDERIC PORTE, JACQUES L. ROY, JAMES S. SCIBETTA, JULIA R. BROWN and LAWRENCE E. POSNER.	☐	☐

Withhold
2. Appointment of Auditors Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Renewal of the Company’s Stock Option Plan Adoption of a resolution to renew the Company’s Stock Option Plan.		Against

	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		MM/DD/YY

Interim Financial Statements		Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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Exhibit 99.5

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form (“VIF”) - Annual General Meeting to be held on May 8, 2008

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.	We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.	We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.	If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.	Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.

9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.

10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

12.	This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 5:00 p.m., Eastern Daylight Time, on Tuesday, May 6, 2008.

VOTE USING THE TELEPHONE 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

If you vote by telephone, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail is the only method by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose to vote using the telephone.

To vote by telephone, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

25FE08036.NOBO.E.SEDAR/000001/000001/i

+	+

Appointee(s)

I/We, being holder(s) of common shares of Labopharm Inc. hereby appoint: Mr. Santo J. Costa, Chairman of the Board of Directors or failing him, Mr. James R. Howard-Tripp, President and Chief Executive Officer	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Labopharm Inc. to be held at the Montreal Museum of Fine Arts on May 8, 2008 at 11:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES.

1. Election of Directors

Management recommends that you vote FOR all of the nominees listed below:

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Withhold

SANTO J. COSTA, JAMES R. HOWARD-TRIPP, RICHARD J. MACKAY, FREDERIC PORTE, JACQUES L. ROY, JAMES S. SCIBETTA, JULIA R. BROWN and LAWRENCE E. POSNER.	☐	☐

Withhold
2. Appointment of Auditors Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Renewal of the Company’s Stock Option Plan Adoption of a resolution to renew the Company’s Stock Option Plan.		Against

	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		MM/DD/YY

Interim Financial Statements		Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐	Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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Exhibit 99.6

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify that:

1.	I have reviewed the annual filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the period ending December 31, 2007;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: March 28, 2008

/s/ James R. Howard-Tripp
James R. Howard-Tripp
President and Chief Executive Officer

Exhibit 99.7

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Mark D’Souza, Senior Vice-President and Chief Financial Officer of Labopharm Inc., certify that:

1.	I have reviewed the annual filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the period ending December 31, 2007;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)	evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.	I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: March 28, 2008

/s/ Mark D’Souza
Mark D’Souza
Senior Vice-President and Chief Financial Officer